zumiez

Notice of 2025 Annual Meeting
And Proxy Statement
2024 Annual Report on Form 10-K



4001 204th Street SW
Lynnwood, Washington 98036

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On June 4, 2025

Dear Shareholder:

You are cordially invited to attend the 2025 annual meeting of shareholders of Zumiez Inc., a Washington corporation. Zumiez Inc. and its wholly-owned subsidiaries is also referred to as "Zumiez," "we," "our," "us," "its" and the "Company." The meeting will be held on Wednesday, June 4, 2025 at 8:00 a.m. (Pacific Time) at our headquarters located at 4001 204th Street SW, Lynnwood, Washington 98036 for the following purposes:

1. To elect two directors to hold office until our 2028 annual meeting of shareholders;

2. To hold an advisory, non-binding, vote on executive compensation;

3. To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026 ("fiscal 2025"); and

4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

Our board of directors recommends a vote **"For"** Items 1, 2, and 3. The record date for the annual meeting is March 26, 2025. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

Under the Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to shareholders over the Internet, we have elected to deliver our proxy materials to the majority of our shareholders over the Internet. The delivery process will allow us to provide shareholders with the information they need, while at the same time conserving natural resources and lowering the cost of delivery. On or about April 23, 2025, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our fiscal year ending February 1, 2025 ("fiscal 2024") Proxy Statement and 2024 Annual Report to Shareholders. The Notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail.

YOUR VOTE IS IMPORTANT!

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote online, by telephone, or if you received a paper copy of the voting card, submit your proxy by signing, dating and returning the accompanying proxy card in the enclosed prepaid return envelope. If you decide to attend the annual meeting and you are a shareholder of record, you will be able to vote in person even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 4, 2025: The Notice of Annual Meeting of Shareholders, Proxy Statement and the Annual Report to Shareholders are available on the internet at https://ir.zumiez.com/financial-information/annual-reports.

By Order of the Board of Directors
Chris K. Visser
Chief Legal Officer and Secretary

Lynnwood, Washington
April 23, 2025



4001 204th Street SW
Lynnwood, Washington 98036

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 4, 2025

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We are making available to you this proxy statement and the accompanying proxy card because the board of directors of Zumiez Inc. ("Zumiez," "we," "us," "its" and the "Company") is soliciting your proxy to vote at our 2025 annual meeting of shareholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, March 26, 2025, to attend the meeting. However, you do not need to attend the meeting to vote your shares. For more information on voting, see information below under the section heading "How do I vote?".

We intend to mail or otherwise make available this proxy statement and the accompanying proxy card on or about April 23, 2025 to all shareholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only shareholders of record at the close of business on March 26, 2025, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 19,567,343 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If, at the close of business on the record date, your shares were registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you vote your proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, at the close of business on the record date, your shares were not held in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, March 26, 2025, in order to attend the meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy issued in your name from your broker, bank or other agent. For more information about a legal proxy, see the information, below, under the section heading "How do I vote? – *Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent*."

What am I voting on?

You are being asked to vote on the following matters:

- Election of two directors (Proposal 1);

- An advisory, non-binding vote on executive compensation (Proposal 2);

- To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2025 (Proposal 3).

When you vote your proxy, you appoint Chris K. Visser and Richard M. Brooks as your representatives at the meeting. When we refer to the "named proxies," we are referring to Mr. Visser and Mr. Brooks. This way, your shares will be voted even if you cannot attend the meeting.

How do I vote?

For Proposals 1, 2, and 3, you may vote "For," "Against" or "Abstain" from voting (for the election of directors, you may do this for any director nominee that you specify). The procedures for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the annual meeting, via the internet, by telephone or by proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive. Please be prepared to present proof of your ownership of Zumiez stock as of March 26, 2025.

- To vote via the internet—You may vote online at www.proxyvote.com. Voting on the internet has the same effect as voting by mail or by telephone. If you vote via the internet, do not return your proxy card and do not vote by telephone. Internet voting will be available until 11:59 p.m. Eastern time, June 3, 2025.

- To vote by telephone—You may vote by telephone by calling 1-800-690-6903 and following the automated voicemail instructions. Voting by telephone has the same effect as voting by mail or via the internet. If you vote by telephone, do not return your proxy card and do not vote via the internet. Telephone voting will be available until 11:59 p.m. Eastern time, June 3, 2025.

- To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy or voting instruction form with these proxy materials from that organization rather than from us. You can vote by using the proxy or voting information form provided by your broker, bank or other agent or, if made available, vote by telephone or via the internet. To vote in person at the annual meeting, you must obtain a legal proxy from your broker, bank or other agent. Under a legal proxy, the bank, broker, or other agent confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy. Please allow sufficient time to receive a legal proxy through the mail after your broker, bank or other agent receives your request.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of Zumiez common stock you own as of the close of business on March 26, 2025, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted in the following manner:

- "For" the election of all nominees for director (Proposal 1);

- "For" the approval of the compensation of the Company's named executive officers as disclosed in these materials (Proposal 2);

- "For" the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2025 (Proposal 3).

If any other matter is properly presented at the meeting, one of the named proxies on your proxy card as your proxy will vote your shares using his discretion.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We have retained Advantage Proxy to act as a proxy solicitor in conjunction with the annual meeting. We have agreed to pay Advantage Proxy approximately $4,750 for proxy solicitation services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name and/or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted. Alternatively, if you vote by telephone or via the internet, you will need to vote once for each proxy card and voting instruction card you receive.

Can I change my vote after voting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date.

- You may send a written notice that you are revoking your proxy to our Chief Legal Officer and Secretary, Chris K. Visser, at 4001 204th Street SW, Lynnwood, Washington 98036.

- You may attend the annual meeting and vote in person (if you hold your shares beneficially through a broker, bank or other agent you must bring a legal proxy from the record holder in order to vote at the meeting).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Generally, abstentions and broker non-votes (discussed below in "How are votes counted?") will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date. **Your vote is extremely important, so please vote.**

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Against" and "Abstain" and broker non-votes (described below, if applicable) for Proposals 1, 2, and 3. Abstentions and broker non-votes will not be counted as votes cast for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a voting instruction form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to discretionary items, but not with respect to non-discretionary items. Under the rules of the New York Stock Exchange, the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2) are considered non-discretionary items while the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm (Proposal 3) is considered a discretionary item. Accordingly, if your broker holds your shares in its name, the broker is not permitted to vote your shares on Proposal 1 or 2 but is permitted to vote your shares on Proposal 3 even if it does not receive voting instructions from you because Proposal 3 is considered discretionary. When a broker votes a client's shares on some but not all of the proposals at the annual meeting, the missing votes are referred to as broker non-votes. Broker non-votes will be included in determining the presence of a quorum at the annual meeting but are not considered present or a vote cast for purposes of voting on the non-discretionary items. **Please vote your proxy so your vote can be counted**.

How many votes are needed to approve each proposal?

Under Washington corporation law, our Articles of Incorporation and our bylaws, if a quorum exists, the approval of any corporate action taken at a shareholder meeting is based on votes cast. "Votes cast" means votes actually cast "For" or "Against" Proposals 1, 2, and 3, whether by proxy or in person. Abstentions and broker non-votes (discussed previously) are not considered "votes cast." Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of the shareholders shall be entitled to one vote per share.

Proposal 1. As described in more detail below under "What are the voting procedures for director elections?" we have adopted majority voting procedures for the election of directors in uncontested elections. As this is an uncontested election, the director nominees will be elected if the votes cast "For" a nominee's election exceed the votes cast "Against" the director nominee. There is no cumulative voting for the election of directors.

Proposal 2. For the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials, if the number of "For" votes exceeds the number of "Against" votes, then Proposal 2 will be approved.

Proposal 3. For the ratification of the selection of our independent registered public accounting firm for fiscal 2025, if the number of "For" votes exceeds the number of "Against" votes, then Proposal 3 will be ratified.

If you abstain from voting on any of the proposals, or if a broker or bank indicates it does not have discretionary authority to vote on any particular proposal, the shares will be counted for the purpose of determining if a quorum is present, but will not be included in the vote totals as a vote cast with respect to the proposal in question. Furthermore, any abstention or broker non-vote (a broker non-vote is explained previously in "How are votes counted?") will have no effect on the proposals to be considered at the meeting since these actions do not represent votes cast by shareholders.

What are the voting procedures for director elections?

The nominees for director in an uncontested election, such as this one, will be elected if the votes cast in favor of a nominee's election exceed the votes cast opposing such nominee's election. Abstentions and broker non-votes are not considered "votes cast." Likewise, a share otherwise present at the meeting as to which a shareholder gives no authority or direction to vote is also not considered a "vote cast."

If this had been a contested election, the directors would be elected by a plurality of the votes cast. A "contested election" means an election of directors of the Company in which the number of nominees for any election of directors nominated by (i) the board of directors, or (ii) any shareholder pursuant to Article 1, Section 10 of the Company's bylaws, or (iii) a combination of nominees by the board of directors and any shareholder pursuant to Article I, Section 10 of the Company's bylaws, exceed the number of directors to be elected.

A nominee for director in an uncontested election who does not receive the requisite votes for election, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earlier of: (i) ninety (90) days from the date on which the voting results of the election are certified, (ii) the date on which an individual is selected by the board of directors to fill the office held by such director, which selection shall be deemed to constitute the filling of a vacancy by the board of directors, or (iii) the date the director resigns. Except in the foregoing sentence, a director who failed to receive a majority vote for election will not participate in the filling of his or her office. If none of the directors receive a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by the Company's bylaws.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published on Form 8-K with the Securities and Exchange Commission ("SEC") within four business days after the annual meeting.

CORPORATE GOVERNANCE

Overview

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our Company. Our governance framework is built on a foundation of written policies and guidelines, which we modify and enhance on a regular basis to reflect best practices and feedback from our shareholders. Our Corporate Governance Guidelines and other key governance policies and documents are available on our website at https://ir.zumiez.com.

Independence of the Board of Directors and its Committees

As required under Nasdaq listing rules, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board of directors consults with our counsel to ensure that the board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable Nasdaq listing rules, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director or any of his or her family members and the Company, our senior management and our independent auditors, our board of directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing rules, except for our Chairman of the Board, Mr. Campion, and our Chief Executive Officer, Mr. Brooks.

As required under applicable Nasdaq listing rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our board of directors are comprised of directors determined by the board to be independent within the meaning of the applicable Nasdaq listing rules.

Board Leadership

We separate the roles of Chief Executive Officer ("CEO") and Chairman of the Board ("Chairman") in recognition of the differences between the two roles. Our CEO, Richard M. Brooks, is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while our Chairman, Thomas D. Campion, provides guidance to the CEO and input to the agenda for board meetings and presides over meetings of the full board of directors. Because Mr. Campion is an employee of the Company and is therefore not "independent," our board of directors has appointed Travis D. Smith, as the Company's lead independent director. The lead independent director has responsibility to:

- call, lead and preside over meetings of the independent directors, which meet in private executive sessions at each board meeting;

- call special meetings of the board of directors on an as-needed basis;

- set the agenda for executive sessions of meetings of the independent directors;

- facilitate discussions among the independent directors on key risks and issues and concerns outside of board meetings;

- brief the Chairman and CEO on issues that arise in executive session meetings;

- serve as a non-exclusive conduit to the Chairman and CEO of views, concerns and issues of the independent directors; and

- collaborate with the Chairman and CEO on setting the agenda for board meetings.

Risk Oversight

The board takes an active role, as a whole and also at the committee level, in helping the Company evaluate and plan for the material risks it faces, including operational, financial, legal, regulatory, strategic and reputational risks. The Company utilizes a risk management and oversight framework built upon eight key practices identified by the National Association of Corporate Directors (the "NACD") for effective board oversight of risk, as follows:

- clarify the roles of the board, committees, and management,

- understand the Company's risk profile,

- define the Company's risk appetite,

- integrate strategy, risk, and performance discussions,

- ensure transparent and dynamic risk reporting,

- reinforce clear accountability for risk,

- verify that the mitigation reduces risk exposure, and

- assess risk culture.

The Company also believes that the ownership and the management of risk is best thought about through the Company's cultural lens of empowerment and the related corollary principle of accountability. In this way, a person who is primarily responsible for the execution of a task or function is also the person who is primarily responsible or accountable for all related aspects of that task or function, including the management of risk associated thereof. In other words, management of risk is integrated into the Company's business decision making process. In addition, during the December board of directors meeting, the board and management discuss, evaluate and assess risk in connection with the Company's five-year planning process. In connection with this review, the key strategic and operational risks of the Company are reviewed and discussed. These key strategic and operational risks are grouped by (1) the type of risk (external or internal in nature) and (2) the Company's ability to control and respond to the risk. Also, so-called "viability risks," which is a category of macroeconomic risks that have the potential to have more severe consequences to the Company are also reviewed and examined. The relative importance or priority of the risks are discussed as well as whether any corresponding risk mitigation measures have been identified and implemented. Also, during the August board of directors meeting, the board and management review how certain macroeconomic themes and consumer trends could serve as risks to the Company's long-term strategies.

For topics inherent to a particular board committee or otherwise set forth in a committee charter, that particular committee has primary responsibility for the topic with the full board having secondary accountability. For example, the audit committee discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and its oversight of cybersecurity risk. Regarding cybersecurity, the audit committee receives regular quarterly reports covering the Company's program for managing information security risks, including data privacy and data protection risks. The Company also maintains cybersecurity insurance coverage. More detailed information about the Company's cybersecurity program, including the risk management and strategy associated with the cybersecurity program and its risk oversight framework can be found in the Company's Annual Report on Form 10-K, Item 1.C.

The compensation committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The governance and nominating committee manages risks associated with corporate governance, including risks associated with the independence of the board and reviews risks associated with potential conflicts of interest affecting directors and executive officers of the Company. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. In fulfilling its risk oversight responsibilities, the board particularly focuses on the Company's long-term business strategies, including fostering and promoting social responsibility and incorporating social and sustainability risks into its overall strategic decision-making. More information about the Company's approach to the topic of social responsibility is set forth under the heading "Social Responsibility" on page 18.

Furthermore, at least annually, the board conducts an independent session where they outline the risks that they believe exist for the Company and the broader retail industry and compares these with the strategic and operational risks outlined by management in connection with the five-year planning process discussed above. Additionally, the board exercises its risk oversight function in approving the annual budget and quarterly re-forecasts and in reviewing the Company's long-range strategic and financial plans with management. The board's role in risk oversight has not had any effect on the board's leadership structure.

BOARD COMPOSITION AND CONSIDERATION OF DIRECTOR NOMINEES

Director Qualifications and Membership Criteria

The board of directors believes that it is necessary for each of the Company's directors to possess many qualities and skills and the composition of our board of directors has been designed to allow for expertise in differing skill sets. Furthermore, as discussed previously, a majority of our board of directors must qualify as "independent" as required under Nasdaq listing rules. The governance and nominating committee is responsible for assisting the board in matters of board organization and composition and in establishing criteria for board membership.

The criteria for evaluation of a director candidate includes, as a baseline or prerequisite to further review, that a candidate possesses all of the following characteristics:

- Integrity;

- Absence of any conflicts of interest;

- Appreciation for the role of culture in an organization and an ability to participate in a constructive and collegial manner;

- Business understanding and financial acumen; and

- Willingness to devote sufficient time to carrying out the duties and responsibilities of a director, and, most importantly, to represent the long-term interests of all shareholders.

In further evaluating the suitability of individual board members, the governance and nominating committee considers many factors, with a focus on *Diversity*, *Industry or Related Experience* and *Specialty Skills and Knowledge*.

For these purposes, "*Diversity*" includes: age, gender, ethnicity, sexual orientation, national origin, or other professional backgrounds and experiences. "*Industry or Related Experience*" can be exhibited by: retail industry experience, experience operating businesses at scale or being a leader within a niche, brand experience, lifestyle retail experience or fashion experience. "*Specialty Skills and Knowledge*" can be exhibited by the following skills or knowledge: executive leadership, business development or M&A, financial, accounting (e.g., CFO or CPA experience) or investor relations, ecommerce, omnichannel, technology, global/international, governance, consumer/digital insights, organizational development, corporate social responsibility, platform services or concepts or innovation within the consumer world.

These criteria are also referenced in our Corporate Governance Guidelines and in Exhibit A to the governance and nominating committee's charter, both available at http://ir.zumiez.com under the "Governance" section. The governance and nominating committee also has the ability to review and add other criteria, from time to time, that it deems relevant. Specific weights are not assigned to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The governance and nominating committee assesses the skill areas currently represented on the board and those skill areas represented by directors expected to retire from the board in the near future against the list of targeted skills and experiences. The governance and nominating committee also considers recommendations from members of the board regarding skills that could improve the overall quality and ability of the board to carry out its function. Based on this analysis, the governance and nominating committee targets specific skill areas or experiences as the focus of consideration for new directors to join the board.

Identifying and Evaluating Nominees for Directors

The governance and nominating committee will evaluate all of the aforementioned skills and qualifications based on established prioritizations that are consistent with the Company's long-term vision and strategies and the needs of the board in general. The committee will also consider the needs of the board with respect to director succession and the capacity of a director to serve on board committees and/or to possibly serve as a chairperson of a board committee. In the event vacancies are anticipated, or arise, the committee evaluates various potential candidates for director, considering the skill areas and characteristics discussed above and qualifications of the individual candidate. Candidates may come to the attention of the committee through current board members, third-party search firms retained to assist in identifying and evaluating possible candidates, shareholders or other persons. In determining whether to recommend a director for re-election, the committee will also consider the director's past attendance at meetings, participation in and contributions to the activities of the board, and the results of the annual board evaluation and self-assessment. As part of its review process the governance and nominating committee will interview potential director candidates, conduct reference and background checks and review completed independence and conflict of interest questionnaires and follow other customer procedures.

Board Self-Assessment

The board is committed to assessing its own performance as a board in order to identify its strengths as well as areas in which it may improve its performance. The self-evaluation process, which is established by the governance and nominating committee, involves the completion of annual evaluations of the board, its lead independent director and director candidates potentially standing for re-election, review and discussion of the results of these evaluations by the committee, and consideration of action plans to address any issues. As part of its self-assessment process, each director completes an annual self-assessment survey to gather information regarding the previously discussed board criteria of Diversity, Industry or Related Experience and Specialty Skills and Knowledge. The committee reviews these self-assessment surveys in order to help prioritize director candidates that will contribute to the optimal functioning of the board in its oversight of the Company over both the short-term and long-term.

Goal of a Diverse Board

The board believes that its composition should reflect, and its effectiveness will be enhanced by, a broad range of relevant perspectives, skills and knowledge, including gender, racial and ethnic diversity. This is aligned with the previously described focus of the governance and nominating committee on considering and evaluating director criteria and characteristics related to: Diversity, Industry or Related Experience and Specialty Skills and Knowledge. Please refer to the section entitled "Current Board of Director Composition" in Proposal 1—Election of Directors for a discussion regarding the current diversity and skill sets of the board.

Director Tenure; No Term Limits

The board currently believes it is not necessary to institute term limits for directors. Directors who serve on the board for an extended period of time are able to provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. The board believes that, as an alternative to term limits, it can ensure that the board continues to evolve and adopt new viewpoints through its evaluation and nomination process and procedures.

Other Company Board and Committee Service

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director's time and availability and may present conflicts or legal issues. Directors are required to advise the Chair of the governance and nominating committee and the CEO before accepting membership on other boards of directors, membership on the audit committee of the other boards in particular, or other significant commitments involving affiliation with other businesses or governmental units.

Accordingly, no director may serve on over four public company boards (including the Company's board) and no member of the audit committee may serve on over three public company audit committees (including the Company's audit committee) unless the audit committee member is a retired CPA, CFO, Controller or has similar experience, in which case the limit shall be four committees, taking time and availability into consideration including a review of the audit committee member's attendance at all board and committee meetings. In addition, directors who serve as CEOs or in equivalent positions generally should not serve on over two public company boards (including the Company's board) besides their employer's board. Furthermore, directors who serve as an executive chair of any public company should not serve on over three public company boards (including the Company's board). In calculating service on a public company board or audit committee, service on a board or audit committee of a parent and its substantially owned subsidiary counts as service on a single board or audit committee.

Director Attendance at our Annual Meeting of Shareholders

We invite and recommend all of our directors and the nominees for director to attend our annual meeting of shareholders.

Certain Relationships and Related Transactions

In prior years the Company has made charitable contributions to the Zumiez Foundation but no such charitable contributions were made in fiscal 2024. Our Chairman, Thomas D. Campion, is the Chairman of the Zumiez Foundation.

Policy and Procedures with Respect to Related Person Transactions

The Company recognizes that Related Person Transactions (defined as transactions, arrangements or relationships in which the Company was, is or will be a participant and the amount involved exceeds $10,000, and in which any Related Person (defined below) had, has or will have a direct or indirect interest) may raise questions among shareholders as to whether those transactions are consistent with the best interests of the Company and its shareholders. It is the Company's written policy to enter into or ratify Related Person Transactions only when the board of directors, acting through the audit committee of the board of directors, determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally. A summary of the Company's policies and procedures with respect to review and approval of Related Person Transactions are set forth below.

"Related Persons" are defined as follows:

- any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

- any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and

- any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Directors and executive officers are required to submit to the audit committee a list of immediate family members and a description of any current or proposed Related Person Transactions on an annual basis and provide updates during the year.

In its review of any Related Person Transactions, the audit committee shall consider all of the relevant facts and circumstances available to the audit committee, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The audit committee shall approve or ratify only those Related Person Transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders as the audit committee determines in good faith. The audit committee shall convey the decision to the CEO, Chief Legal Officer or the Chief Financial Officer, who shall convey the decision to the appropriate persons within the Company.

Policy on Insider Trading

In general, employees of the Company and its directors are subject to a separate insider trading policy that prohibits them from buying, selling or transferring (including the making of gifts) the Company's securities except during pre-determined window periods, which generally commences one full business day after the public announcement of the Company's quarterly or annual earnings and ending on the day four weeks thereafter, except for (1) the December window period which only lasts for two weeks and (2) the March window period which generally begins on the second Monday following the Company's fourth quarter earnings and February sales release.

Except as otherwise provided in the Company's insider trading policy, employees and directors are prohibited from buying, selling or transferring (including the making of gifts) the Company's securities, even within the window period, if they are aware of any material non- public information. Material information is information that might affect the Company's stock price or otherwise be of significance to an investor who is determining whether to purchase, sell or hold the Company's securities. Further requirements and procedures, including information about the use of Rule 10b5-1 trading plans and information specific to officers and directors are set forth in the separate insider trading policy. Please see our insider trading policy as part of Item 15 Exhibits and financial statement schedules within our fiscal 2024 Form 10-K.

Policy on Derivative Securities and Hedging Activities

The Company maintains a policy related to derivative securities and hedging activities as these securities and activities may put the personal interests and objectives in conflict with the best interests of the Company and its shareholders. Absent the prior written consent of the CFO or the Chief Legal Officer, individuals who are subject to this policy (including immediate family members), may not purchase, sell and trade-in options, warrants, puts and calls, or similar instruments or engage in derivative securities involving or relating to the Company's securities. In addition, without the prior written consent of the CFO or the Chief Legal Officer, hedging or monetization transactions such as zero-cost collars and forward sale contracts that allow a person to lock in a portion of the value of his or her shares, often in exchange for all or part of the potential for upside appreciation in the shares, are prohibited.

Anti-Pledging Policy

Our insider trading policy prohibits individuals who are subject to the policy (including immediate family members) from holding the Company's securities in a margin account or pledging Company securities as collateral for a loan.

Information Regarding the Board of Directors and its Committees

Our board has established an audit committee, compensation committee and governance and nominating committee. The board has adopted a written charter for each committee. The charters of these three committees are posted on the Company's website and can be accessed free of charge at http://ir.zumiez.com and are available in print to any shareholder who requests them. The composition of our board committees complies with the applicable rules of the SEC and Nasdaq. The board has determined that Steven P. Louden is an audit committee financial expert as defined in the rules of the SEC. The following table displays the composition of our board of director committee assignments as of February 1, 2025:

	Audit Committee	Governance & Nominating Committee	Compensation Committee
Travis D. Smith ⚲	Member		
Steven P. Louden ▤	Chairperson		Member
Carmen R. Bauza	Member	Member	
Scott A. Bailey		Member	Chairperson
Liliana Gil Valletta		Chairperson	
James P. Murphy			Member
Guy M. Harkless	Member		

▣ Chairperson	▪ Member	⚲ Lead Independent Director	▤ Audit Committee Financial Expert

Audit Committee

As more fully described in its charter, our audit committee has responsibility for, among other things:

- the sole authority to appoint, determine the funding for and oversee the independent registered public accounting firm;

- assisting our board in monitoring the integrity of our financial statements and other SEC filings;

- discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;

- reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations;

- reviewing the independence, performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our board and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm;

- reviewing and discussing with management the Company's major operational, legal and regulatory risks, including data security and privacy and the Company's policies and procedures to identify and manage cybersecurity risks;

- reviewing and approving any changes to the Company's insider trading compliance program and procedures;

- oversight of the performance of the Company's internal audit function; and

- reviewing its charter at least annually for appropriate revisions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Governance and Nominating Committee

As more fully described in its charter, our governance and nominating committee has the responsibility for, among other things:

- recommending persons to be selected by the board as nominees for election as directors and as chief executive officer;

- assessing our directors' and our board's performance;

- making recommendations to the board regarding membership and the appointment of chairpersons of the board's committees;

- recommending director compensation and benefits policies;

- reviewing its charter at least annually for appropriate revisions; and

- recommending to the board other actions related to corporate governance principles and policies.

Compensation Committee

As more fully described in its charter, our compensation committee has responsibility for, among other things:

- establishing the Company's philosophy, policies and strategy relative to executive compensation, including the mix of base salary, short-term and long-term incentive and equity based compensation within the context of the stated policies and philosophy including management development and succession planning practices and strategies;

- reviewing corporate goals and objectives relevant to compensation of our CEO and other senior executives including review and approval of performance measures and targets for all executive officers participating in the annual executive non-equity incentive bonus plan and certify achievement of performance goals after the annual measurement period to permit bonus payouts under the plan;

- determining and approving our CEO's compensation and making recommendations to the board with respect to compensation of other executive employees, including any special discretionary compensation and benefits;

- administering our incentive compensation plans and equity based plans and making recommendations to the board with respect to those plans;

- making recommendations to our board with respect to the compensation of directors;

- the sole authority to appoint, determine the funding for and oversee the independent compensation consultant; and

- reviewing its charter at least annually for appropriate revisions.

Succession Planning

Our CEO and board of directors review at least annually the succession plan of our CEO and each of our named executive officers ("NEO" or "NEOs"). The board of directors conducts an annual review of, and provides approval for, our management development and succession planning practices and strategies.

Our CEO provides an annual report to the board of directors assessing senior management and their potential successors. As part of this process, contingency plans are presented in the event of our CEO's termination of employment for any reason (including death or disability). The report to the board of directors also contains the CEO's recommendation as to his successor. The full board of directors has the primary responsibility to develop succession plans for the CEO position.

Meetings of the Board of Directors and Board and Committee Member Attendance

In fiscal 2024, our board of directors met six times, the governance and nominating committee met four times, the audit committee met four times and the compensation committee met two times. The board of directors and the committees acted by unanimous written consent when required during the last fiscal year. All of our directors attended more than 75% of the eligible board and committee meetings. The Company has a formal policy pursuant to which members of the board of directors are expected to attend annual shareholder meetings absent unusual circumstances that make attendance impracticable.

Shareholder Communications with the Board of Directors; Shareholder Engagement

The Company has a process by which shareholders may communicate directly with directors, including non-employee directors, by mailing such communication to the board of directors in care of the Company's Secretary, at the Company's headquarters in Lynnwood, Washington. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. All such communications will be forwarded to the intended director(s) without editing or screening. If these foregoing procedures are modified, then updated procedures will be posted on the Company's corporate website.

The Company maintains an active dialogue with shareholders to ensure a diversity of perspectives are thoughtfully considered. The board believes that the responsibility lies with management for communications and relationships on behalf of the Company with institutional investors, the media, and customers. Therefore, the board may participate occasionally in such interaction, but will generally do so only at the request of or with the prior knowledge of management. It has been the Company's practice for the Lead Independent Director to periodically accompany management to meetings with the Company's institutional investors.

Code of Conduct and Ethics

Our board has adopted a code of conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees in accordance with applicable rules and regulations of the SEC and Nasdaq. The code of conduct is available at http://ir.zumiez.com under the "Governance" section.

Corporate Governance Guidelines

Our board has adopted corporate governance guidelines that provide an overview of the governance structure maintained at the Company and policies related thereto. The guidelines are available at http://ir.zumiez.com under the "Governance" section.

Compensation Clawback Policy

On November 28, 2023, the board adopted a new Policy for Recovery of Erroneously Awarded Compensation (the "Compensation Clawback Policy"). The Compensation Clawback Policy requires us to clawback erroneously awarded incentive compensation received by covered employees (current and former executive officers) during the three fiscal years that precede the date the Company is required to prepare an accounting restatement due to material noncompliance with a financial reporting requirement. A copy of the Compensation Clawback Policy is included as an exhibit in the Company's Annual Report on Form 10-K for the year ended February 1, 2025.

SOCIAL RESPONSIBILITY

Background

Social Responsibility is, and has always been, a topic of great importance to the Company. The Company has strived to facilitate and connect empowered youth across their communities and to support them in their pursuits and passions as they strive to make a positive impact in their communities. The Company's Social Responsibility efforts have also included its support of the Zumiez Foundation. The Zumiez Foundation is a separate nonprofit organization that focuses on purchasing clothing and other related items to distribute to people in need in communities served by our retail stores, specifically during cold weather months. The Zumiez Foundation has donated over $13.8 million in clothing and other related items to a broad range of nonprofit organizations since 2007. These donations, on an annual basis, have helped support over 75,000 people via 200 agencies in 50 states. The Zumiez Foundation also seeks to teach Zumiez employees about the value of giving back and inspiring them to get involved in their communities. In this regard, since 2008 the Zumiez Foundation has recognized 91 of the Company's employees for their outstanding commitment to giving back to their respective communities with donations to their chosen cause of $2,500 each. For more information about the charitable contributions made by the Company to the Zumiez Foundation, please see the information above in the Corporate Governance section under the heading "Certain Relationships and Related Transactions."

The Company believes its customers and employees increasingly care about social causes and the Company expects this trend to accelerate with subsequent generations because of the power of social media and the condition of the modern world. The Company believes consumers will continue to choose to do business with companies that are good corporate citizens and responsible members of their local and global communities. Shareholders' expectations are also rising as they seek to understand how responsible social practices impact long-term value. Accordingly, the Company intends to continue to pursue Social Responsibility initiatives that are aligned with its culture and brand and where it can make a positive impact for its key stakeholders.

Since fiscal 2018, the Company has worked to develop a shared understanding within its organization of what Social Responsibility encompasses and why it should be pursued. While Social Responsibility is not new to the Company, what is new, however, is how the Company can become more intentional and transparent about Social Responsibility and how it can amplify the impact it is able to make. The following sections are intended to provide an update on how the Company views Social Responsibility from a framework, guiding principles and stakeholder perspective and to summarize the areas of focus that the Company has selected.

Social Responsibility—Framework

The Company believes that Social Responsibility should be an integration of measures that benefit society and that benefit the Company's business. From a benefit to society perspective, the Company has referenced the United Nations Sustainable Development Goals (the "*UN SDGs*"). The UN SDGs are a blueprint to achieve a better and more sustainable future for all and address the global challenges society faces, including those related to poverty, inequality, climate change, environmental degradation, peace and justice. There are 17 UN SDGs and they are all interconnected. For more information about the UN SDGs, please refer to the information found at the United Nation's website at: https://www.un.org/sustainabledevelopment/sustainable-development-goals/.

The Company's view is that if it selected areas of focus that primarily benefit society but not its business then this would be more akin to corporate philanthropy. Likewise, areas of focus that primarily benefit its business rather than society could be viewed as mere corporate marketing or propaganda. Accordingly, the Company believes that to best achieve or optimize Social Responsibility, there should be a partnering philosophy and its selected areas of focus should have the ability to provide a high impact to both society and its business.

In addition to an impact framework, the Company also views Social Responsibility through a stakeholder framework, in that its actions can have an impact on a multitude of stakeholders. While all of the Company's stakeholders are important, the Company is especially attuned to its customers, its employees and its shareholders.

Social Responsibility—Guiding Principles

As part of Social Responsibility, the Company developed guiding principles to help it select areas of focus. A summary of these guiding principles are set forth below:

- **Alignment with Culture and Brand.** Social Responsibility must be aligned with the Company's culture, its brand and be integrated in its overall strategic priorities.
- **Authentic.** Social Responsibility measures must be "authentic" to Zumiez. In other words, it must be consistent with the Company's values as an organization and its brand positioning.
- **Ability to Impact.** Consistent with the impact framework discussed above, Social Responsibility areas of focus should be things that the Company believes it can make a measurable or meaningful impact over time.
- **Balance of Stakeholder Interests.** With respect to the Company's stakeholders, especially key stakeholders, there is a balance of interests. Specifically, this means that with respect to key stakeholders no one is disadvantaged in the short-run and, in the long-run, key stakeholders will benefit. By way of example. For customers, the Company will not take actions that are not in their interests or that are inconsistent with the Company's brand position. For employees, the Company will not take actions inconsistent with its cultural values. For the Company's shareholders this means that their short term and long-term financial expectations will not be compromised.
- **Transparency.** The Company will share and disclose its Social Responsibility efforts and hold itself accountable to the selected measures and goals.

Social Responsibility—Areas of Focus

Utilizing the framework and guiding principles discussed above, the Company has selected several areas of focus for its Social Responsibility efforts. These areas of focus are briefly summarized below. It is important to note that while the Company believes it has already been historically involved in these areas, there is more progress that can be made. Also, the Zumiez Foundation plans to continue its mission of distributing clothing to people in need and the topic of homelessness, but has a goal to further expand its reach to more communities.

- **Environmental Impact**. The Company will seek to minimize its impact on the environment by reducing the waste it produces in connection with the manufacture, distribution, sale and delivery of products to its customers. This includes both products that we manufacture, third party branded merchandise and an analysis of products at the end of their life cycle. The Company will do this in part by seeking to produce products in more sustainable ways by evaluating the materials and processes that are involved in the manufacturing of its products. The Company will also seek to implement more environmentally friendly ways to operate its stores, distribution centers and its home office.
- **Actionism**. The Company will endeavor to inspire its employees and customers to be more locally involved and engaged in their passions and causes. The key goal is about inspiring individual action versus just talk or rhetoric and working to leverage partnerships targeting specific causes so as to engage our employees and customers. An example of this would be the Company's work with Rock the Vote, Voto Latino and Amplifier in its "Stand Up" campaign to register people to vote.
- **Inclusion & Equity**. The Company believes it should be a place where people have a voice, will be heard, and have bias-free opportunities. Accordingly, its work place should be built upon the foundation of inclusion and equity where its people are diverse in their backgrounds, communities the Company serves, and points of view, yet all share the same core cultural values of working hard, giving back and empowering others. In this regard the Company aims to be an inclusive reflection of its customers, employees, and business partners. Pay equity—employees being paid equally for equal work, without regard for race or gender, is a baseline component of this area of focus.

- **Growth and Development**. The Company believes that one of its competitive advantages is the growth mindset of its employees which is supported and amplified by the Company's teaching and learning practices. Building upon these practices the Company wants to strengthen its training initiatives and platforms to connect its employees to a broader depth of development opportunities and to expand this further by sharing the Company's teaching and learning practices with communities in which we operate.

Social Responsibility—Ongoing Approach

Teams within the Company have developed specific programs and goals underlying each of the areas of focus described above. This work is ongoing throughout the fiscal year and selected programs and goals are integrated into the Company's operating plan for each year. Part of the approach to Social Responsibility is the Company's recognition of it as an important organizational strategy to further instill a Social Responsibility mindset through the organization.

The Company will disclose updates about its Social Responsibility efforts, including its areas of focus, the specific programs and goals underlying these areas of focus and the progress made on a regular basis.

PROPOSAL 1

ELECTION OF DIRECTORS

Current Board of Directors Composition

The following three tables provide information about our current board of directors as of the date of this proxy statement. The first table sets forth our director composition, including information on whether a director also holds a management role with the Company. The second table presents diversity information about our board of directors in a Board Diversity Matrix, the form prescribed by our Nasdaq listing rules. The third table highlights the number of our directors who share certain criteria or characteristics related to Specialty Skills and Knowledge or Related Experience, which were discussed previously in the section entitled "Director Qualifications and Membership Criteria". A check is inserted in the table by the director's name if that director self-assessed him or herself with a score of at least 3 (matches the definition) on a scale of 1 (does not match the definition) to 5 (very strongly matches the definition).

Also, following the tables, there is biographical information for each nominee for election this year and each other current director. The information presented includes information each director has given us about his or her age, all positions he or she holds, his or her principal occupation and business experience for at least the past five years and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. In addition, information is also presented below regarding each nominee's and current director's specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director. We also believe that all of our director nominees and current directors have a reputation for integrity, honesty and adherence to high ethical standards.

Information about the number of shares of common stock beneficially owned by each director appears under the heading "Security Ownership of Certain Beneficial Owners and Management." There are no family relationships among any of the directors and executive officers of the Company.

Name	Current Position with the Company
Thomas D. Campion	Co-founder and Chairman of the Board
Richard M. Brooks	Chief Executive Officer and Director
Scott A. Bailey	Director
Carmen R. Bauza	Director
Steven P. Louden	Director
James P. Murphy	Director
Travis D. Smith	Director
Liliana Gil Valletta	Director
Guy M. Harkless	Director

Board Diversity Matrix

	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity:				
Number of directors based on gender identity	2	7	0	0
Number of directors who identify in any of the categories below:				
African American or Black	0	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	2	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+[1]			0	
Did Not Disclose Demographic Background			0	

---

(1) Someone who self-identified as lesbian, gay, bisexual, transgender, or a member of the queer community

Director Specialty Skills and Knowledge and Industry or Related Experience

	Thomas Campion	Richard Brooks	Scott Bailey	Carmen Bauza	Steven Louden	James Murphy	Travis Smith	Liliana Gil Valletta	Guy Harkless
Executive Leadership	X	X	X	X	X	X	X	X	X
Business Development/ M&A		X	X	X	X	X	X	X	X
E-commerce or Omnichannel or Technology		X	X	X	X	X	X	X	X
Global or International		X	X	X	X	X		X	X
Governance	X	X	X	X	X	X	X	X	X
Consumer/ Digital Insights	X	X	X	X	X	X	X	X	X
Organizational Development	X	X	X	X	X	X	X	X	X
Finance or Accounting or Investor Relations		X	X		X	X	X		X
Corporate Social Responsibility	X	X		X		X	X	X	X
Platform Services or Concepts	X	X	X	X		X	X		X
Innovation within Consumer World	X	X	X	X	X	X	X	X	X
Retail Industry	X	X	X	X	X	X	X	X	X
Brand Experience	X	X	X	X	X	X	X	X	X
Lifestyle Retail	X	X	X	X		X	X		X
Fashion	X	X	X	X		X	X	X	X

Current Prioritizations

As discussed earlier in the section entitled "Goal of a Diverse Board," the board believes that its composition should reflect, and its effectiveness will be enhanced by, a broad range of relevant perspectives, skills and knowledge, including gender, racial and ethnic diversity. The governance and nominating committee is currently prioritizing candidates for the board of directors with the following qualifications, skills and experiences: Diversity; Executive Leadership; Globalization; Innovation within the Consumer World; Corporate Social Responsibility; and Platform Services or Concepts.

Diversity, in particular gender diversity, is a focused priority. Currently 2 of our 9 directors (22.2%) are women and 3 of our 9 directors (33.3%) are racially or ethnically diverse. Immediately following the 2025 annual meeting of shareholders, it is expected that 2 of our 8 directors (25%) will be women and 3 of our 8 directors (37.5%) will be racially or ethnically diverse. Also, in the recent past we have had up to 33.3% gender representation on the board, but this percentage representation has been susceptible to fluctuation due to the relatively small size of our board and the number of independent directors and the impact of director turnover. For example, we recently had a female member rotate off the board and a male director join that had the net impact of increasing our racial and ethnic diversity but did so at the expense of a decrease in our gender representation percentage. We have been prioritizing gender in our director recruitment efforts and are encouraged by the number of female candidates in our recruitment pipeline who have qualifications, skills and experiences that align with the current needs of the board. While we had hoped to add a new female director to our board during fiscal 2024, the timing associated with the director recruitment and evaluation process has been longer that we expected.

Nominees for Election for Terms Expiring in 2028

The Company currently has nine director positions, and will have eight director positions immediately following the 2025 annual meeting of shareholders. The directors are divided into three classes so that approximately one-third of the directors are elected each year for three-year terms. The Company believes that a classified board promotes continuity of experience and an orderly succession of directors, which, in turn, increases the stability of the Company and encourages a long-term corporate perspective. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our bylaws.

Two directors are nominees for election this year and each has consented to serve a three-year term ending in 2028. One director who has a term expiring in 2025 will not be seeking re-election for another three-year term. The remaining directors will continue to serve the terms set out below in the sections entitled "Continuing Directors Whose Terms Expire in 2026" and "Continuing Directors Whose Terms Expire in 2027."

Travis D. Smith, 52, was appointed to our board of directors in August 2012. Mr. Smith served as the Chief Executive Officer of Electronic Auction Services, Inc, a division of Health Trust, a leading group purchasing organization and supply chain performance company for healthcare, from April 2016 through January 2024. He also served on their Board of Directors during this time frame. Prior to his employment with Electronic Auction Services, Inc., he was the CEO and President of Jo-Ann Fabric and Craft stores from August 2011 until August 2014. Mr. Smith began his career with Jo-Ann in 2006 serving as the Executive Vice President, Merchandising and Marketing. In February 2009, Mr. Smith was named Chief Operating Officer and added the duties of President in February 2010, then Chief Executive Officer in August 2011. Prior to his employment with Jo-Ann, Mr. Smith held merchandising and marketing positions of increasing responsibility with Fred Meyer Stores, a division of the Kroger Company, ultimately serving as Senior Vice President, General Merchandise. Mr. Smith has also served on the Board of Directors of Pendleton Woolen Mills since February of 2016. Mr. Smith is a graduate of the University of Notre Dame with a Bachelor's Degree in Business Marketing and Communications.

Director Qualifications: Mr. Smith's background in retailing and in particular merchandising, marketing and leadership roles adds important and relevant experience to the Company's board of directors. Mr. Smith also brings experience in brand building, retail brick and mortar and direct to customer operations.

Guy M. Harkless, 56, was appointed to our board in July 2023. From October 2023 through February 2025, Mr. Harkless had been the President & CEO of Blink Fitness, a premium quality, value-based fitness brand headquartered in New York, New York. Mr. Harkless was hired by Equinox Holdings in October 2023 to lead the restructuring and sale of Blink Fitness. In connection with this process, Blink Fitness voluntarily filed a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code on August 12, 2024 in the U.S. Bankruptcy Court for the District of Delaware. The U.S. Bankruptcy Court ultimately approved the sale of Blink Fitness's Chicago, Illinois and California locations to JTRE Holdings LLC and its corporate and New York and New Jersey operations to Pinnacle US Holdings in November 2024. Mr. Harkless continued to serve as the CEO of Blink Fitness and in support of the integration of the Blink Fitness assets that were sold to Pinnacle US Holdings until February 27, 2025.

From August 2015 to April 2023 Mr. Harkless served in an Executive level leadership capacity with Foot Locker Inc., in operating and strategy roles. Most recently, from July 2020 to April 2023, Mr. Harkless led the North American operations as Senior Vice President and General Manager of the Champs Sports division, following roles leading Foot Locker's Canadian subsidiary from October 2017 to June 2020 and as the Global head of corporate strategy from August 2015 to September 2017. Mr. Harkless has held commercial leadership, category and operational roles for industry leading athletic apparel and footwear brands, Nike, Inc. and Puma SE, including leading Puma's subsidiary for the Benelux countries of the Netherlands, Belgium and Luxembourg from January 2011 to January 2014. Prior to these roles, Mr. Harkless was a founding partner and a member of the executive team of AND 1 Basketball, a basketball performance and lifestyle brand, including leading the international expansion for the European and Asia-Pacific regions and he led, with the management team, the sale of AND 1 to American Sporting Goods in 2005. Mr. Harkless holds a BA in Political Science from Howard University, graduating Magna Cum Laude.

Director Qualifications: Mr. Harkless brings multi-segment, specialty retail, brand, and leadership experience to the Company's board of directors. He also has significant experience in international operations, market development, and retail & consumer strategy in lifestyle and youth culture which will provide relevant experience to Zumiez in its international operations, competitive, consumer and growth strategies and initiatives. Mr. Harkless also contributes to governance matters after serving on the boards of Blink Fitness and AND 1 Basketball and with his direct engagement as a member of the Foot Locker executive team.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF EACH NOMINEE PREVIOUSLY NAMED

Directors With Term Expiring in 2025

Scott A. Bailey, 61, was appointed to our board in February 2016. Mr. Bailey is CEO of Path Projects, a running apparel company that he founded in 2017 that sells shorts, shirts, hats and base layers designed for runners directly to consumers. From 2002 to 2015 Mr. Bailey was the CEO and co-founder of One Distribution Company, a leading skate-inspired apparel and footwear company whose brands included KR3W Denim and SUPRA Footwear. KR3W is a lifestyle brand born out of the skateboard culture on the streets of Southern California in 2003 and is known for its denim apparel and SUPRA was launched in 2006 as a premium footwear brand known for its premium high top sneakers. Prior to One Distribution, Mr. Bailey was the co-founder of Split Inc., a youth culture men's and women's apparel brand founded in the early 1990s. Mr. Bailey is also a general partner in Overlook Point LLC, a residential and commercial land development company established in 2022. Mr. Bailey's term will end on June 4, 2025 and he will not seek re-election for another term.

Director Qualifications: Mr. Bailey brings a unique brand and vendor perspective to the Company's board of directors. He has had over a 26 year career as a co-founder and CEO of influential brands in the apparel and footwear space and his experience in growing and building brands both domestically and internationally will be beneficial to the board of directors in an ever changing consumer environment. Also, his understanding of the youth lifestyle customer is also very valuable to the Company.

Continuing Directors Whose Terms Expire in 2026

Thomas D. Campion, 76, is one of our co-founders and has served on our board of directors since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. He is the trustee of the Campion Foundation, a nonprofit organization focused on ensuring that biologically important ecosystems in Northwestern North America are preserved. The Campion Foundation also works on homelessness issues in the Pacific Northwest. He is also a trustee of the Campion Advocacy Fund, a 501(c)(4) organization that was founded to support and strengthen efforts to end homelessness in the U.S. and protect wilderness in western North America through direct advocacy and political engagement.

Director Qualifications: Mr. Campion's knowledge as a retailer and as the co-founder of the Company provides the board with invaluable insight into the Company's business and its unique culture. Mr. Campion provides generational leadership, sales, marketing, merchandising and brand building experience and expertise. Mr. Campion's particular knowledge and experience with Zumiez and its competition helps the Company formulate short and long-term strategies that have contributed to Zumiez differentiating itself in the specialty niche of lifestyle retailing. As one of the Company's largest shareholders, Mr. Campion's interests are aligned with other Zumiez shareholders' interests to increase the long-term value of the Company.

Liliana Gil Valletta, 48, was appointed to our board in July 2019. Ms. Gil Valletta is the co-founder and CEO of Cien+ (since 2010) and Culturintel (since 2018), both of which are based in New York City and have offices throughout the U.S. and Latin America and Europe. In 2023, these firms expanded globally under the holding Culture+ Group. Cien+ and Culturintel, collectively provide business consulting, big-data analytics, and marketing solutions for companies to help successfully turn demographic and cultural trends into opportunities for business success. Previously, Ms. Gil Valletta held a variety of marketing and supply chain roles at Johnson & Johnson, including serving as Global Marketing Services Director overseeing global strategy and agency contracting for the U.S. and EMEA regions. Ms. Gil Valletta also presently serves as an Operating Executive Board Member of AUA Private Equity Partners, a private equity firm that focuses on family-owned businesses benefiting from the growth of the U.S. Hispanic population. Additionally, Ms. Gil Valletta serves on the Board of Directors of RCN TV, a global studios and television network based in Columbia and Latin America. She also serves on the operating board of AUA Private Equity Partners and is the Chair of the Board of the Friends of the National Museum of the American Latino. Ms. Gil Valletta earned an M.B.A. from the University of Colorado at Colorado Springs, an executive degree in Global Leadership and Public Policy from The Harvard Kennedy School at Harvard University and a B.A. in Business Administration from Southwestern Adventist University.

Director Qualifications: Ms. Gil Valletta's extensive experience in marketing and understanding and connecting with consumers from a cultural perspective provides unique insight to the Company's board of directors. She has experience in AI powered market research and data analytics and has worked with the C-Suite of Fortune 100 companies to redefine growth roadmaps tapping into shifting demographics. Her insights and perspective in these areas are valuable to the Company in helping it understand its diverse customer base. She also brings experience in operating an international business and also provides a diverse perspective in her discussions and deliberations with the Company's board of directors.

Carmen R. Bauza, 63, was appointed to our board in May 2022. Ms. Bauza currently serves as a member of the board of directors of Destination XL Group, Inc., where she serves on the Nominating and Corporate Governance Committee and the Cybersecurity and Data Privacy Committee. She is a member of the board of directors of OneWater Marine, where she serves on the Audit and Compensation Committees. She also is a member of the board of managers of Claire's Holdings LLC, where she serves on the Nominating and ESG Committee. Previously Ms. Bauza served as the Chief Merchandising Officer at Fanatics, Inc. from January 2019 until April 2021. Prior to that, she was the Chief Merchandising Officer at HSN from November 2016 until December 2017 and the Senior Vice President, General Merchandise Manager Consumables, Health and Wellness at Walmart from June 2007 to October 2016. She previously held roles at Bath & Body Works, Five Below and The Walt Disney Company. Ms. Bauza currently serves as a member of the board of trustees at Seton Hill University and as an Advisor to RoundTable Healthcare Partners. She previously served as a Director of Walmart of Mexico, the National Association of Chain Drug Stores, the Network of Executive Women and the Literacy Council of Benton County. Ms. Bauza holds a BS in Fashion Merchandising and Business from Seton Hill University.

Director Qualification: Ms. Bauza. Ms. Bauza's extensive experience in retail, merchandising and leadership make her a valuable member of our board of directors.

Continuing Directors Whose Terms Expire in 2027

Richard M. Brooks, 65, has served as our CEO since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer. From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte LLP, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks serves on the Board of Directors of Stance, Inc. and is a trustee of the Brooks Foundation, a non-profit organization.

Director Qualifications: Mr. Brooks' day to day leadership as our CEO provides him with detailed knowledge of our business and operations. Mr. Brooks provides generational leadership, sales, marketing, merchandising and brand building experience and expertise. Mr. Brooks has demonstrated a record of innovation, achievement and leadership. This experience provides the board with a unique perspective into the operations and vision of Zumiez. Mr. Brooks' particular knowledge and experience with Zumiez and its competition helps the Company formulate short and long-term strategies that have helped Zumiez differentiate itself in the specialty niche of lifestyle retailing. As one of the Company's largest shareholders, Mr. Brooks' interest is aligned with other Zumiez shareholders' interests to increase the long-term value of the Company.

Steven P. Louden, age 53, served as the Chief Financial Officer of Roku, Inc., from June 2015 until May 2023. From May 2009 to June 2015, Mr. Louden served in various capacities at Expedia, Inc., an Internet travel company, including as its Vice President, Corporate Finance and most recently serving as its Treasurer. Prior to joining Expedia, Mr. Louden has also previously held finance, strategy and planning roles at Washington Mutual, Inc., McKinsey & Company and the Walt Disney Company, and began his career as a financial analyst with Merrill Lynch and Co., Inc. Mr. Louden holds a B.A. in Economics and Mathematics from Claremont McKenna College and an M.B.A. from Harvard Business School.

Director Qualifications: Mr. Louden brings financial expertise to the Company's board of directors as well as leadership strategic development experience and experience with digital and media streaming businesses.

James P. Murphy, 72, was appointed to our board in January 2021 and he served as the EVP, COO of Costco Wholesale's International Division until November 2022 where he had been responsible for directing the expansion and operations of Costco's businesses outside of North America since 2004 and was a member of Costco's executive committee. Prior to his position as EVP, COO he held a variety of leadership roles including SVP - International, SVP - Europe, SVP - Northeast Region and VP Operations - Northern California. Prior to joining Costco in 1987 he worked for Lucky Stores in a variety of operational roles beginning in 1971. Mr. Murphy currently serves on the non-profit board of the College Success Foundation, where he serves as Vice-Chair. Mr. Murphy earned a M.B.A. from the University of Portland and a B.S. in Business Administration from the University of Southern California.

Director Qualifications: Mr. Murphy's background as an executive leader with a leading global retailer brings relevant leadership and retail experience to Zumiez. His deep experience in international retail operations around the globe provides Zumiez with insight into international operations and strategies as Zumiez continues to grow its operations around the world.

Director Compensation

The goal of our director compensation is to help attract, retain and reward our non-employee directors and align their interests with those of the shareholders. Our desired goal for total director compensation (cash and equity) is to be at the 50th percentile of comparable companies based on our compensation consultant's competitive survey results.

The Company pays its non-employee directors an annual fee for their services as members of the board of directors. Each non-employee director receives an annual cash retainer of $70,000 and the lead independent director receives an additional $35,000. The audit committee chairperson receives an additional $25,400 per year, the compensation committee chairperson receives an additional $19,000 per year and the governance & nominating committee chairperson receives an additional $16,500. Directors appointed in an interim period receive pro-rata retainer fees based on the number of meetings they attend between annual shareholder meetings. The committee chairperson and the respective committee members are paid rates commensurate with the duties and responsibilities inherent within the position held.

Additionally, the Company issues restricted stock awards to its non-employee directors. The board believes such awards provide alignment with the interests of our shareholders. Directors appointed in an interim period receive pro-rata restricted stock awards based on the number of meetings they attend between annual shareholder meetings.

The Company reimburses all directors for reasonable expenses incurred to attend meetings of the board of directors. Non-employee directors may elect to have a portion, or all, of their annual retainer be used for the reimbursement of travel expenses in excess of those that the Company considers to be reasonable.

The following table discloses the cash paid and stock awards earned by each of the Company's non-employee directors during the fiscal year ending February 1, 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) (2) ($)	Total ($)
Travis D. Smith................................	105,000	90,000	195,000
Steven P. Louden	95,400	90,000	185,400
Scott A. Bailey (3)	89,000	90,000	179,000
Liliana Gil Valletta	86,500	90,000	176,500
Carmen R. Bauza	70,000	90,000	160,000
James P. Murphy..............................	70,000	90,000	160,000
Guy M. Harkless	70,000	90,000	160,000

(1) This column represents the aggregate grant-date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2024 Form 10-K.

(2) On June 5, 2024, the day of the annual shareholder meeting, the Company awarded 4,655 shares of restricted stock to each of the current non-employee directors as part of their annual compensation and was based upon a dollar amount award of $90,000.

(3) Scott A. Bailey's term will end on June 4, 2025 and he will not seek re-election for another term.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of March 26, 2025 by: (i) each of our directors; (ii) each of our NEOs; (iii) all of our named executive officers and directors as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% percent of our common stock. The table is based upon information supplied by our officers, directors and principal shareholders and a review of Schedule 13G reports filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on shares outstanding on March 26, 2025, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before May 25, 2025, which is 60 days after March 26, 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Richard M. Brooks (1)	2,647,954	13.5%
Thomas D. Campion (2)	1,012,462	5.2%
Christopher C. Work (3)	167,622	0.9%
Adam C. Ellis (4)	115,974	0.6%
Chris K. Visser (5)	88,966	0.5%
Travis D. Smith (6)	34,324	0.2%
Liliana Gil Valletta (7)	10,255	0.1%
Scott A. Bailey (8)	18,071	0.1%
Steven P. Louden (9)	18,071	0.1%
James P. Murphy (10)	20,967	0.1%
Carmen R. Bauza (11)	10,255	0.1%
Guy M. Harkless (12)	9,731	0.0%
All Named Executive Officers and Directors as a group (12 persons)	4,154,652	21.2%
Black Rock, Inc. (13)	1,233,491	6.4%
Dimensional Fund Advisors LP (14)	1,292,050	6.7%
Massachusetts Financial Services (15)	938,040	4.9%
The Vanguard Group (16)	1,035,534	5.4%

(1) Mr. Brooks is our CEO and a Director.

(2) Includes shares of common stock held by grantor retained annuity trusts for which Thomas D. Campion is trustee. Mr. Campion is our Chairman of the Board.

(3) Consists of 104,890 shares of stock held by Mr. Work, of which 42,947 shares are restricted, and 62,732 vested stock options. Mr. Work is our Chief Financial Officer.

(4) Consists of 67,350 shares of stock held by Mr. Ellis of which 0 shares are restricted and 48,624 vested stock options. Mr. Ellis is our President International.

(5) Consists of 49,921 shares of stock held by Mr. Visser, of which 29,483 shares are restricted, and 39,045 vested stock options. Mr. Visser is our Chief Legal Officer and Secretary.

(6) Consists of 34,324 shares of stock held by Mr. Smith, of which 4,655 shares are restricted. Mr. Smith is one of our directors.

(7) Consists of 10,255 shares of stock held by Ms. Gil Valletta, of which 4,655 shares are restricted. Ms. Gil Valletta is one of our directors.

(8) Consists of 18,071 shares of stock held by Mr. Bailey, of which 4,655 are restricted. Mr. Bailey is one of our directors.

(9) Consists of 18,071 shares of stock held by Mr. Louden, of which 4,655 are restricted. Mr. Louden is one of our directors.

(10) Consists of 20,967 shares of stock held by Mr. Murphy, of which 4,655 are restricted. Mr. Murphy is one of our directors.

(11) Consists of 10,255 shares of stock held by Ms. Bauza, of which 4,655 are restricted. Ms. Bauza is one of our directors.

(12) Consists of 9,731 shares of stock held by Mr. Harkless, of which 4,655 are restricted. Mr. Harkless is one of our directors.

(13) This information is based solely on a Schedule 13G filed February 7, 2025 by BlackRock, Inc. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(14) This information is based solely on a Schedule 13G filed January 23, 2025 by Dimensional Fund Advisors LP. The business address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

(15) This information is based solely on a Schedule 13G filed February 13, 2025 by Massachusetts Financial Services Company. The business address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(16) This information is based solely on a Schedule 13G filed November 12, 2024 by The Vanguard Group. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during fiscal 2024 all applicable Section 16(a) filing requirements were met and that all such filings were timely except for late Form 4 reports filed on behalf of Travis D. Smith, Liliana Gil Valetta, Scott A. Bailey, Steven P. Louden, James P. Murphy, Carmen R. Bauza, and Guy M. Harkless for their respective annual grant of restricted stock.

EXECUTIVE OFFICERS

As of the end of fiscal 2024 the names, ages and positions of the current non-director executive officers of the Company are listed below, along with their respective business experience. No family relationships exist among any of the directors or executive officers of the Company.

Chris K. Visser, 54, serves as our Chief Legal Officer and Secretary. Mr. Visser oversees all legal affairs and human resources operations of the Company. Mr. Visser was appointed General Counsel and Secretary in October 2012 and Executive Vice President in May 2014 before being appointed Chief Legal Officer in May 2017. From 2001 until October 2012, Mr. Visser was with K&L Gates LLP where he had been a partner in the corporate, securities, and mergers and acquisitions practice group. Mr. Visser also worked as a process engineer with Vista Chemical Company prior to earning his law degree. Mr. Visser holds a Bachelor of Science degree in Chemical Engineering from the University of Washington. Mr. Visser also obtained an M.B.A, with a Concentration in Finance, from the University of Houston and a J.D. from the University of Houston Law Center where he graduated with academic honors and served as an editor on the Houston Law Review.

Christopher C. Work, 46, has served as Chief Financial Officer since August 2012. Mr. Work also oversees the IT department, real estate department, and the Company's distribution center operations. Mr. Work has been employed with the Company since October 2007, where he last served as Vice President, Controller. From September 2002 to October 2007 Mr. Work was an employee of Ernst & Young LLP, obtaining the level of Manager. Mr. Work received a Master of Professional Accounting from the University of Washington and a B.A. in Accountancy from Western Washington University. Mr. Work is a Certified Public Accountant in the State of Washington.

Adam C. Ellis, 50, was appointed to the position President International effective as of March 8, 2017 and has responsibility for the sales and operational profitability of the Company's operations outside of North America, including the operations of Blue Tomato and Fast Times. Mr. Ellis has also been the Managing Director of Blue Tomato since February 2017. Mr. Ellis previously served as the Company's Senior Vice President of Global Retail and Business Development since March 2014. From March 2012 through March 2014, he served as the Vice President of Real Estate and Global and before that he served in various roles within the Company's Real Estate department since July 2005 when he joined the Company. Mr. Ellis obtained an M.B.A from the Kellogg School of Management at Northwestern University and a Bachelor of Arts from Otterbein College.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our basis for competitive advantage is our culture—conceived, developed and maintained as a unique and powerful basis for engendering commitment, accountability, competitiveness and creativity among all of our employees. The objective of this compensation discussion and analysis is to describe how, for our named executive officers ("NEOs"), we link our culture to compensation philosophy and then to compensation strategy; and, to explain how we executed our compensation strategy during the last fiscal year. While the discussion and analysis focuses on the NEOs in the compensation tables in this proxy statement, we link culture, compensation philosophy and compensation strategy throughout the organization from the seasonal sales employee to each of the NEOs.

Value Creation Model

The following summary illustrates how the compensation philosophy and strategies are integrated with and derived from the Zumiez culture. We believe this integrated approach supports long-term growth in shareholder value.



Zumiez Culture
Compensation Philosophy
Compensation Elements
Performance Measures
Shared values
• Empowered managers – through clear measurements & accountability
• Teaching and learning – through comprehensive training developed to empower our managers to make good retail decisions
• Competition – creating opportunities to compete and recognizing their contributions
• Fairness and honesty – through all our relationships
Externally competitive
Reward Performance
Fair and consistent
Drive long-term shareholder thinking
Effective blend of guaranteed and at-risk components
For at-risk components, effective blend between short-term and long-term
Base Salary
Short-Term Cash Based Incentives
Bonus
Stock Option Grants
Restricted Stock Grants
Comparable store sales
Product margin
Diluted earnings per share
Operating Related Margins
Common stock price

The Zumiez Culture

While every organization has a culture, even if it is a culture by default, we believe that the Zumiez culture is unique. We believe it is well defined, understood widely and thoroughly among all employees, reinforced and exemplified by leaders held accountable for doing so and integrated into the daily practices and processes throughout the business. We believe the Zumiez culture is a competitive advantage and is built on a set of shared values that have been in place since the inception of the business. These shared values include:

- **Empowered managers**—The Zumiez culture pushes decision making down to the appropriate level in the organization within the context of appropriate guidelines, controls and procedures. This gives our

managers throughout the organization the ability to impact their results creating increased accountability, clear measurements and a sense of ownership throughout the organization.

- **Teaching and learning**—Our culture strives to integrate quality teaching and learning experiences throughout the organization. We do this through a comprehensive training program, which primarily focuses on sales and customer service training. Our training programs have been developed internally and are almost exclusively taught internally by Zumiez employees to Zumiez employees. The training programs have been developed to empower our managers to make good retail decisions.

- **Competition**—We believe that Zumiez employees enjoy competing. Our entire system is built around creating opportunities for people to compete and to be recognized for their contributions. This is reflected in everything we do including empowering managers, building competition into almost all of our training and in how we recognize the successes of our employees throughout the organization.

- **Fairness and honesty**—Along with our employees, we strive to be fair and honest in all of our relationships. This includes how we work with each other, our vendors, our landlords and our customers.

Culture and Compensation Philosophy

The Zumiez culture guides how we manage our business and it permeates through our compensation philosophy. We believe our culture itself has value to our employees. Our culture allows our employees throughout the organization to make appropriate decisions to impact their results as well as our financial results. We believe the competitive people we hire and the training we provide helps us generate strong operating results and we believe that our employees value working in this kind of environment.

The compensation committee believes the purpose of the compensation program for our NEOs is to help attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe makes us an attractive investment for shareholders. To do so, the compensation committee believes the compensation program should offer compensation opportunities that:

- are externally competitive with compensation paid by companies in the market for executive talent;

- reward performance by linking compensation to quantitative and qualitative goals that the compensation committee believes is in the best long-term interest of shareholders;

- drive long-term shareholder thinking by delivering a substantial portion of the NEOs compensation or wealth in the form of equity that is directly linked to our stock price;

- are an effective blend of guaranteed and at-risk components, where the proportion of guaranteed pay is less than average and the proportion of at-risk pay is greater than average when compared against the competitive market; and

- for at-risk components of pay, are an effective balance between short-term and long-term interests of our shareholders.

The compensation committee believes that at-risk components should result in compensation for the executive in proportion to and to the extent justified by *performance*. For Zumiez executives, "performance" means, first of all, *doing the right things*—achieving the financial results that clearly drive the creation of shareholder value. The compensation program must align the interests and motivations of executives with those of shareholders. Secondly, performance means *doing things right*—acting as strong, respected and acknowledged leaders; and, as role models of leadership behavior in the community at-large. We believe that exemplary executive behavior helps to support sustainable long-term creation of shareholder value.

The compensation committee intends to continually explore, consider and introduce enhanced or new compensation approaches and elements for NEOs as appropriate.

Compensation Goals and Strategy for NEOs

Simplicity and Transparency. The compensation committee seeks *simplicity and transparency* in the compensation program for our NEOs. Therefore, the program focuses on easily understood components of clearly determinable value—base salary, bonuses, short-term cash based incentives and long-term equity awards. We refer to the combination of these as "total direct compensation." The compensation committee does not use supplemental executive benefits and perquisites that are generally not also made available to our employees.

Attractive Compensation Opportunities. The compensation committee believes in and commits to planning for internal succession; however, the Company must be positioned to *attract and retain high-caliber executive talent in the external marketplace*. It believes it must be positioned to bring in seasoned, proven individuals from within the industry and beyond who can perform the full scope of their roles from the time of hire. Establishing and maintaining the ability to attract and retain talent is a top priority for compensation of NEOs. To address this priority responsibly on behalf of shareholders, the compensation committee works each year to:

- Establish a conservative salary range for each position to guide salary hiring offers and salary increase decisions.

- Establish a competitive total annual cash compensation opportunity for each position through annual cash incentives where payout is contingent on performance.

- Provide opportunities to earn equity incentives in proportions so that the long-term opportunity for each NEO to earn total direct compensation (salary plus annual cash incentives plus equity incentives) is above average should shareholders realize above average returns.

Pay-at-Risk. The compensation committee is committed to *pay-at-risk.* "Pay-at-risk" means compensation that is earned only upon clear evidence that the interests of shareholders have been served. By design, we believe the proportion of each NEOs total direct compensation that is at-risk is greater than what is typically observed in the marketplace. Conservative base salaries are combined with above-average cash and equity incentives to create a total package that is competitive. We believe the *pay-at risk* philosophy is evidenced by the fact that no NEO has been paid the maximum total incentive compensation in our history of being a public company. In addition, no NEO was paid short-term incentive compensation in the last two fiscal years.

Pay-for-Performance. The compensation committee believes pay-at-risk enables *pay-for-performance.* It allows major portions of total direct compensation to be paid only when short-term and long-term interests of shareholders have been met.

For *short-term (annual) pay-for-performance* for the NEOs as a group, the compensation committee has the following goals:

- Drive alignment around three general measures of performance: (1) net sales, (2) product margin and (3) operating profit. The compensation committee believes these are the best measures because they have the largest impact on Zumiez ability to grow profitability and provide clarity to individual executives. Different performance measures may be utilized for different executives based in part on the executive's ability to impact the performance measure. We calculate these performance measures as follows:

  - Net sales—Net sales constitute gross sales (net of actual and estimated returns and deductions for promotions) and shipping revenue. Net sales include our store sales and our ecommerce sales. Net sales can be based on a geographic area and we currently utilize sales growth for both North America and other international operations.

  - Product margin—Product margin is calculated as net sales less cost of goods sold, divided by our net sales. For purposes of this calculation, our net sales consist of gross sales (net of actual and estimated returns and deductions for promotions), excluding shipping revenue. For purposes of this calculation, our cost of goods sold consist of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs.

- Operating profit—Operating profit is the difference between gross profit and selling, general and administrative expenses. The key drivers of operating profit are net sales, gross profit, our ability to control selling, general and administrative expenses and our level of capital expenditures affecting depreciation expense. Operating profit may be utilized on a particular business unit or geographic area in which we operate. We currently utilize operating profit for both North America and other international operations.

- Provide for the risk of zero annual short-term cash based incentives payout should minimum performance expectations not be met.

- Grant of awards that upon achievement of target performance measures, are in the best long-term interests of the shareholders.

- Provide for pay-at-risk, i.e., performance expectations that are challenging, but achievable.

- Communicate proactively to all NEOs performance expectations in order to establish clear incentive for achievement.

- Provide for upside compensation potential results that are beyond Company expectations.

- Set forth prudent limits, or caps, on upside potential to ensure no possibility of payouts that might be judged by shareholders as unjustifiable or excessive.

The compensation committee believes that the Company's long-term strategies, including its approach to Social Responsibility (discussed in more detail previously on page 18), drive long-term shareholder value and when properly executed upon will be reflected in the general financial performance measures discussed above. Accordingly, the compensation committee does not specifically target non-financial performance measures associated with a particular program, initiative or strategy, such as measures associated with environmental, social, and governance (ESG) metrics.

For *long-term pay-for-performance (long-term equity incentive)*, the compensation committee's goal is to link the ultimate compensation amounts realized by NEOs directly and exclusively to the Company's long-term common stock performance. To do so, the compensation committee makes use of stock-based awards for all NEOs (except as noted, below, under the section heading "The Compensation Decision-making Process").

The compensation committee has used, and intends to make use of, both gain-based stock awards (stock options) and full-value stock awards (restricted stock). The compensation committee determines on an annual basis for each NEO the total value of an award, based on a competitive range, that best reflects in the compensation committee's judgment of both the individual's long-term track record of success and potential for long-term value-added future contributions.

Gain-based awards have widespread use and have upside potential that can be highly motivational. However, the compensation committee: (i) is aware that gain-based awards have a different downside potential than that of holding outright shares of stock; (ii) recognizes that the exclusive and substantial use of gain-based awards has been historically noted by the investment community as a potential contributor to misguided or unacceptable decisions on the part of executives in certain other companies; and, (iii) knows that historic accounting advantages for the use of gain-based awards no longer exist. In addition, the compensation committee is aware of the executive compensation trend among publicly-held companies to utilize less gain-based awards in favor of full-value awards such as restricted stock. Therefore, the compensation committee continues to review and has deployed full-value restricted stock awards to help offset and balance the disadvantages of gain-based awards for achieving pay-for-performance and other compensation goals while retaining the advantages of gain-based awards. The mix of gain-based awards and full-value awards is evaluated annually by the compensation committee and adjusted based on input from the compensation consultant and the CEO, all in the context of the marketplace, our compensation philosophy, and what the compensation committee believes is in the best interest of the shareholders and the NEOs. The compensation committee also allows some deference to the CEO in the allocation between stock options and restricted stock, so long as the total compensation charge to Zumiez is equal to what was approved by the compensation committee.

Executive Officer Continuity. Undesirable, unanticipated or untimely departure of an executive officer is a risk to the Company that the compensation committee works to avoid. The risk stems from the potentially high costs of recruiting, relocation, operational disruption, reduced morale, turnover ripple effects among staff, negative external perceptions, reduced external confidence and lost intellectual capital.

The compensation committee encourages executive officer continuity by granting stock awards to a NEO where the ultimate realization of value not only depends on stock price, but also on the NEO remaining with Zumiez for many years. Accordingly, if a NEO were to depart from Zumiez then he or she could forfeit substantial amounts of unrealized compensation.

Shareholder Mentality. We believe it is in the best interests of shareholders for our leaders to feel, think and act like shareholders, and to have a "shareholder mentality" as they go about envisioning, planning for and executing operations. The compensation committee seeks to cultivate NEOs with a shareholder mentality by having NEOs receive, accumulate and maintain significant ownership positions in Zumiez through annual equity grants. We do not believe it is necessary to establish share ownership or share holding requirements because historically the NEOs on aggregate have held a substantial amount of equity and, from a cultural point of view, NEOs are empowered to make decisions on their equity holdings taking into account their personal values, temperament, risk tolerance and personal finances.

Within this concept, through equity awards granted over time, each of our NEOs has the ability to establish and maintain a valuable ownership in Zumiez.

Summary of the Elements of NEO Compensation

The compensation committee utilizes five primary elements for compensating NEOs:

- Base Salary

- Non-Equity Incentive Plan Compensation ("short-term cash based incentives")

- Bonus

- Stock Option Grants

- Restricted Stock Grants

Total Pay Philosophy—Our "Total Pay" compensation philosophy is designed to recognize and reward the contributions of all employees, including executives, in achieving our strategic goals and business objectives, while aligning our compensation program with shareholder interests. We regularly assess our total pay package, and we adjust it as appropriate to remain competitive and to enable us to attract and retain our NEOs. We believe our total pay practices motivate our executives to build long-term shareholder value.

Base Salary is a pre-set fixed cash amount that is delivered regularly in equal portions through the year. Each NEOs annual base salary rate is reviewed from time to time and at least annually by the compensation committee. Outside of the CEO, the review is based on recommendations of the CEO.

Short-Term Cash Based Incentives are based on pre-set opportunities for cash awards to be paid after the end of the year based on performance for the year. Actual payouts may be between zero and up to 120% to 250% of the target amount (depending on the NEO), where the target amount is that established for each NEO by the compensation committee if target goals are achieved.

Bonuses may be awarded from time to time in order to attract and retain key NEOs. These bonuses, when awarded, are generally in addition to those earned from participating in short-term cash based incentives and are considered in the executive's total direct compensation. The intention is to pay such bonuses rarely and in modest amounts if and only if other elements of the executive pay system do not respond to outstanding achievements clearly pursued and delivered in the interests of shareholders.

Stock Option Grants are opportunities granted from time to time (usually annually or at the time of hiring) to an NEO to purchase our common stock at some future time at a pre-established fixed price set at the time of grant. This price is the actual market price of the stock at the time of grant. The right to exercise options in a particular grant is accumulated over a number of years, and is subject to vesting based upon continued employment with us.

Restricted Stock Grants are awards of common voting shares of stock that are granted from time to time (usually annually or at the time of hiring) to each NEO. The right to earn the stock is contingent upon continued employment over a period of time.

The compensation committee views the elements of total direct compensation for NEOs as an integrated package to achieve all of the compensation goals described in the immediately preceding section of this discussion.

Fiscal 2024 – A Review of This Past Year

The charts below show net sales, operating (loss) profit and diluted loss per share ("diluted EPS") on a GAAP basis for fiscal 2024 and 2023 and the percentage change in fiscal 2024.



After stimulus driven, record breaking results in fiscal 2021, the absence of stimulus, trend shifts and the compounding multi-year inflationary impact on consumers were significant detriments throughout fiscal year 2022.While negative sales trends continued into fiscal 2023, they lessened in intensity each quarter with fourth quarter comparable sales down 3.9% from the prior year. The improving sales trends throughout fiscal 2023 reflected positive momentum in emerging brands on the men's side of the business as the men's category turned positive in the fourth quarter. In 2024, sales trends turned positive after the first quarter and we posted positive comparable sales growth in each of the final eight months of the year with comparable sales up 4.0% for the full year (and total sales up 1.6% despite the negative impacts on growth of both the 53rd week in prior year worth $12.0 million and closed stores worth $9.0 million). The turn of our business continues to be driven by the apparel categories across both men's and women's with the men's business being our largest growth category followed by women's and footwear.

In fiscal year 2024, product margin increased 54 basis points from the prior year driven by strong private label performance and less discounting with better sales performance. Fiscal 2024 was the highest product margin in our history excluding fiscal 2021 which was positively impacted by significant stimulus spending. Gross Margin improved 200 basis points to 34.1% in 2024 driven by leverage on increased sales, strong management of our lease portfolio, negotiated reductions in shipping costs and well-managed distribution operations. Our Selling General and Administrative expenses were down $44.6 million from the prior year driven by a $41.1 million goodwill impairment charge in fiscal 2023. Excluding that charge, Selling General and Administrative expenses were reduced by $3.5 million from fiscal 2023 with continued management of expenses that was slightly offset by higher levels of incentive compensation for current year performance. Our sales growth, combined with increases in product margins and reductions of expense across multiple areas drove a positive $1.9 million in operating profit for the year, an improvement of $66.7 million from 2023, or an improvement of $25.6 million excluding the goodwill impairment charges in 2023. Due to an effective tax rate of 142.0% related to the distribution of our income across the jurisdictions in which we operate, we had a $0.09 loss per share in fiscal 2024. This was an improvement from a loss of $3.25 per share in fiscal 2023, or a $1.12 loss per share excluding goodwill impairment charges.

As a leading global lifestyle retailer, we continue to differentiate ourselves through our distinctive brand offering and diverse product selection, as well as the unique customer experience across all of our platforms. We remained committed to serving our customer launching well over 120 new brands in 2024. We made investments over several years to integrate the digital and physical channels creating a seamless shopping experience for our customer. We are continuing to deliver our online orders in North America from our stores, which has provided substantial improvements in the speed of delivery to our customers, eliminated the need to manage two pools of inventory separately for digital and physical demand, and created one cost structure for execution of both physical and digital sales. Internationally we continue to see deeper penetration of localized fulfillment and are in various stages of roll-out in different countries. In-store fulfillment is a key part of strategy that we believe will drive long term market share by leveraging the strengths of our store sales team, providing better and faster service to customers, improving product margins, maximizing the productivity of inventory, providing additional selling opportunities, and utilizing one cost structure to serve the customer.

The following table shows net sales, operating profit (loss), operating margin and diluted loss per share for fiscal 2024 compared to fiscal 2023:

	Fiscal 2024	Fiscal 2023	% Change
Net sales (in thousands) (1)	$ 889,202	$ 875,486	2%
Operating profit (loss) (in thousands)	$ 1,950	$ (64,789)	103%
Operating margin	0.2%	-7.4%	
Diluted loss per share	$ (0.09)	$ (3.25)	97%

(1) The increase in net sales was primarily driven by an increase in dollars per transaction, partially offset by a decrease in transactions. The increase in dollars per transaction was driven by an increase in average unit retail, and an increase in units per transaction. For the year, our largest growth in comparable sales was in our men's category, followed by women's and footwear. Our largest comparable sales decrease was in our accessories category, followed by hardgoods.

Due to our executive compensation programs emphasis on pay for performance and pay at risk, compensation awarded to the NEOs for fiscal 2024 reflected Zumiez' results. As shown below, for the named executive officers as a group, excluding the Chairman and the CEO, pay at risk and performance-based pay for fiscal 2024 comprised an average of approximately 52% and 28%, respectively, of the total compensation as shown in the Summary Compensation Table. We have excluded our Chairman and CEO due to the difference in the compensation structure for the Chairman and CEO, who beneficially own 5.2% and 13.5% of the Company as of March 26, 2025, respectively, and have not received equity awards since before our initial public offering as discussed further under the section heading, "The Compensation Decision-making Process."


Compensation Elements as a Percentage of Total Compensation
At-risk pay 52%
Performance-based pay 28%
24%
4%
24%
11%
37%
Stock Option Grants
Short Term Cash Based Incentive & Bonus
Restricted Stock Grants
All Other Compensation
Base Salary

Fiscal 2025 – A Look at the Upcoming Year

In fiscal 2025, our focus will continue to be serving the customer by bringing differentiated product in a unique sales experience along with strategic investments focused on enhancing the customer experience while increasing market share and creating operational efficiencies to drive long-term operating margin expansion. After two difficult years the business returned to growth and positive free cash flow. The balance sheet remains strong with $147.6 million in cash and marketable securities at the end of fiscal 2024 with no debt. We are in a solid financial position providing the security to manage through potential difficulties, while also investing strategically in important long-term initiatives and returning value to our shareholders.

While our growth and return to positive operating profit in fiscal 2024 have us optimistic, the macro-economic environment in 2025 remains unclear. Inflation has moderated, but it is not yet at desired levels. The impact of multiple years of compounding growth in the cost of consumer goods continues to put pressure on the discretionary income of our customer base as consumer savings balances decrease and consumer debt grows. The impact of global events and regulation change could also continue to make things less clear on the consumer and potentially result in a pullback of spending. However, with sales momentum as we exit fiscal 2024, our focus will be to further capitalize on the positive trends in the business and provide the newness that our customers expect from Zumiez. Trend cycles continue to move quickly, and we will invest in our ability to better understand our customers, communicate with them and serve their needs to drive market share gains.

Base Salary

In March 2024, the compensation committee met and reviewed the evaluations of the NEOs and the overall performance of the Company's fiscal 2023 results against three objective measures; (1) net sales growth, (2) product margin and (3) operating profit. Based upon our performance in fiscal 2023 and the contributions of the NEOs toward achieving these results, the following base salaries for fiscal 2024 were awarded:

Executive Officer	Fiscal 2024 Base Salary (1)	Fiscal 2023 Base Salary (1)	Increase Over Prior Fiscal Year
Thomas D. Campion, Chairman of the Board	$ 335,000	$ 335,000	0.0%
Richard M. Brooks, Chief Executive Officer and Director	$ 735,000	$ 735,000	0.0%
Christopher C. Work, Chief Financial Officer	$ 467,000	$ 453,000	3.1%
Chris K. Visser, Chief Legal Officer and Secretary	$ 390,000	$ 378,000	3.2%
Adam C. Ellis, President International	$ 440,000	$ 427,000	3.0%

(1) Reflects annualized base salary as of the fiscal year end. Refer to the Summary Compensation Table for actual base salary paid in fiscal 2024

The compensation committee sets executive base salaries at levels it believes are competitive based on each individual executive's role and responsibilities. The compensation committee reviews base salaries for executive officers at the time of hire and thereafter on an annual basis. The compensation committee may also review base salary at the time of promotion or other significant changes in responsibilities. Base salary changes also impact target annual short-term cash based incentive amounts, and actual annual short-term cash based incentive payouts, because they are based on a percentage of base salary. When reviewing each executive's base salary, the compensation committee considers the level of responsibility and complexity of the executive's job, whether individual performance in the prior year was particularly strong or weak, and the salaries paid for the same or similar positions based on analysis of the competitive market. Consistent with the philosophy discussed previously, our executive base salaries generally are set at less than the median (at the 40th percentile) for comparable positions based on analysis of the competitive market.

Short-Term Cash Based Incentives

In March 2024, the compensation committee approved the terms of the fiscal 2024 short-term cash based incentives. Our NEOs short-term cash based incentives are targeted at approximately 0.2% of consolidated budgeted sales and 0.4% of consolidated budgeted sales at maximum payout. The short-term cash based incentives are appropriate to provide for increased payouts due to the significant shareholder returns commonly generated by above-target net sales, product margin and operating profit performance. The compensation committee has the discretion under the plan to reduce the awards paid under the plan, but does not have discretion to increase payouts that are based on achievement of the objective performance goals or make a payout based on the objective performance goals if the first threshold targets are not achieved. All of our executives are subject to our Compensation Clawback Policy (discussed previously on page 17), which further mitigates excessive risk taking. No payouts are made until audited financial results are received, reviewed and approved by the audit committee at our March meeting after our fiscal year has ended.

For each of the following performance measures, net sales, product margin and operating profit, the compensation committee established performance metrics for the NEOs. Performance metrics were established for North America operations and other international, consisting of Europe and Australia operations, for net sales, product margin and operating profit. The performance metrics on a consolidated basis were established for operating profit. These performance measures exclude the impact of changes in the foreign exchange rate, additional valuation allowances beyond those in the budgeted plan and does not include any share repurchases in the dilutive share count. Performance metrics for North America and other international operations are tightly managed and to the extent that overall shareholder return is still met, the compensation committee is allowed to make certain adjustments for strategic items not planned that negatively impact short-term growth expectations, but contribute to long-term growth expectations of the business unit. The first threshold relates to a minimum acceptable level of financial performance. The second threshold is intended to be the target performance. If the minimum acceptable level is achieved for any given metric, the incentives are calculated on a sliding scale culminating in the top threshold, which is designed as a stretch challenge. The compensation committee believes these goals are not easily achieved and, in the nineteen years since becoming a public company, no NEO has achieved all of the stretch challenge measurement goals. The compensation committee used different performance measures for different NEOs. These are noted in the following tables which show the performance thresholds for each performance measure used for fiscal 2024:

Performance Metrics - Consolidated

(amounts are in thousands, except for net sales growth and product margin improvement)

Objective Measure	1	2	3	4	5
		Target			
Net sales growth - North America	3.3%	6.0%	22.3%	29.1%	36.9%
Net sales growth - Other international	9.5%	13.0%	18.6%	21.4%	25.0%
Product margin improvement - North America	Last year plus 0.6%	Last year plus 0.9%	Last year plus 1.1%	Last year plus 1.3%	Last year plus 1.4%
Product margin improvement - Other international	Last year plus 2.2%	Last year plus 3.0%	Last year plus 3.7%	Last year plus 4.0%	Last year plus 4.3%
Operating profit dollar improvement - North America	21,719	28,103	67,890	84,711	104,456
Operating profit dollar improvement - Other international	49,446	53,127	57,676	59,960	62,859
Operating profit dollar improvement - Global	69,723	79,788	124,124	143,229	165,873

The following table represents the percentage of the respective NEOs base salary that will be earned upon achievement of the performance thresholds ("Threshold Percentage"):

| Executive Officer | Performance Threshold | | | | |
	1	2	3	4	5
Thomas D. Campion, Chairman of the Board	33%	65%	98%	114%	130%
Richard M. Brooks, Chief Executive Officer and Director	63%	125%	188%	219%	250%
Christopher C. Work, Chief Financial Officer	38%	75%	113%	131%	150%
Chris K. Visser, Chief Legal Officer and Secretary	33%	65%	98%	114%	130%
Adam C. Ellis, President International	30%	60%	90%	105%	120%

The threshold percentages in the table above are multiplied by the percentages in the following table for each performance threshold achieved ("Objective Measure Weighting Percentage"). The compensation committee weights each threshold for each of the NEOs based upon that individual's ability to impact the measure. The objective measures are weighted between North America and other international performance thresholds based on fiscal 2024 budgeted sales results, with exception of the President International, whose objective measures are weighted higher for other international operations.

| Executive Officer | Objective Measure | | | | | | |
	North America Net Sales	Other International Net Sales	North America Product Margin	Other International Product Margin	North America Operating Profit	Other International Operating Profit	Consolidated Operating Profit
Thomas D. Campion, Chairman of the Board	24%	6%	16%	4%	n/a	n/a	50%
Richard M. Brooks, Chief Executive Officer and Director	24%	6%	16%	4%	n/a	n/a	50%
Christopher C. Work, Chief Financial Officer	24%	6%	16%	4%	n/a	n/a	50%
Chris K. Visser, Chief Legal Officer and Secretary	24%	6%	16%	4%	n/a	n/a	50%
Adam C. Ellis, President International	6%	24%	4%	16%	10%	40%	n/a

Therefore, for each performance threshold achieved, the calculation of the short-term cash based incentive earned is as follows:

Base Salary ($) x Threshold Percentage x Objective Measure Weighting Percentage

During fiscal 2024, we exceeded the level one threshold for North America net sales, and North America operating profit. We did not achieve any of the North America product margin, Consolidated operating profit, Other International product margin, Other International net sales or operating profit. Accordingly, no short-term cash incentive awards were paid to the NEOs for fiscal 2024. The short-term cash based incentives targets and the actual compensation paid to the NEOs for fiscal 2024 are as follows:

Executive Officer	Short-Term Cash Based Incentive Compensation Target	Short-Term Cash Based Incentive Compensation Paid
Thomas D. Campion, Chairman of the Board	$ 217,750	$ 32,140
Richard M. Brooks, Chief Executive Officer and Director	$ 918,750	$ 135,608
Christopher C. Work, Chief Financial Officer	$ 350,250	$ 51,697
Chris K. Visser, Chief Legal Officer and Secretary	$ 253,500	$ 37,417
Adam C. Ellis, President International	$ 264,000	$ 32,498

Bonus

While we continue to execute growth strategies and invest for the future, the compensation committee recognizes the uncertain economic environment that has the potential to negatively impact virtually every industry including consumer discretionary spending businesses such as ours. The compensation committee recognizes that in some circumstances it may be advisable to establish and pay discretionary bonuses in order to reward NEOs for managing the business during unusual circumstances or difficult economic conditions. For example, in a situation where at the beginning of a fiscal year there was believed to be a wide range of possible financial outcomes, this variability may make it difficult to set targets for short-term cash-based incentives. Accordingly, at the end of the fiscal year the compensation committee retains the discretion to award a bonus if the NEOs were able to achieve meaningful results during the fiscal year. We may also award discretionary cash bonuses from time to time in order to attract and retain key NEOs. The intention is to pay such bonuses rarely if and only if other elements of the executive pay system do not respond to outstanding achievements clearly pursued and delivered in the interests of our shareholders. The compensation committee evaluates the below criteria in determining whether to award a bonus, including:

- current environment and current year performance,

- comparison of performance to peer group,

- cash and working capital position, and

- comparison to the incentive metrics of net sales, product margin and operating profit had the short-term cash-based incentive program been in place.

For fiscal 2024, the compensation committee did not elect to make any discretionary bonuses.

Long-Term Equity Incentives

The compensation committee uses long-term equity incentives as a significant component of total compensation consistent with the culture and compensation philosophy. The compensation committee continues to believe in the importance of equity compensation for all executive officers and issues equity incentives broadly through the management population.

Additionally, because we do not have a pension or a supplemental executive retirement plan, we believe our executives should plan for their retirement substantially through potential wealth accumulation from equity gains.

Long-term equity incentive awards are determined through a combination of the Company's performance, execution of our total compensation strategy of rewarding executives and providing a foundation for wealth building. Our stock option awards generally have a ten-year term and typically vest 25% per year. Our restricted stock awards generally vest 33% per year.

The compensation committee met in March 2024 and considered the performance of the Company, its overall compensation strategy and the level of equity grants to align the NEOs with shareholders. Based on the compensation committee's deliberations, the following equity incentive awards were granted:

Executive Officer	Restricted Stock Grants	Stock Option Grants
Thomas D. Campion, Chairman of the Board	—	—
Richard M. Brooks, Chief Executive Officer and Director	—	—
Christopher C. Work, Chief Financial Officer	24,399	45,839
Chris K. Visser, Chief Legal Officer and Secretary	16,891	31,734
Adam C. Ellis, President International	22,522	42,313

The compensation committee believes the levels of grants are appropriate, consistent with its compensation strategy and provide a meaningful alignment of the NEOs with the Company's shareholders.

Equity Grant Timing Practices. All stock options granted at Zumiez have an exercise price equal to the closing market price of our stock on the grant date. Regular annual grants for employees are approved at the March compensation committee and board meetings, and the grant date for such annual grants is generally the second business day *after* the later to occur of the following: the public release of fiscal year-end earnings or the filing of the annual report on Form 10-K covering the fiscal year period. In cases when the filing of the annual report on Form 10-K is scheduled to occur more than three business days after the public release of fiscal year-end earnings, then the grant date of annual grants may occur on the second business day after the public release of fiscal year-end earnings provided that the grant date does not occur less than four business days before the filing of the annual report on Form 10-K. The grants are approved as formulas based on a specified dollar amount and approved dilution percentages; the number of shares and exercise price for each option grant are determined based on the closing market price of our stock on the grant date, and the number of shares for each restricted stock grant is determined by dividing the dollar amount by the closing market price of our stock on the grant date. The board gives the CEO the ability to grant a small number of equity awards for the current fiscal year at the March board meeting for new hires and promotions.

Who is Involved in Compensation Decisions for NEOs

The role of the compensation committee—The compensation committee oversees and governs the compensation of the NEOs. The compensation committee is currently composed of four independent outside directors. Its top priority is aligning the interests of the NEOs with those of shareholders and motivating them in the most effective manner possible to create maximum long-term shareholder value. The compensation committee's responsibilities are to:

- Establish and articulate the philosophy, rationale and strategy for compensating all NEOs.

- Approve and oversee group and individual compensation plans designed to fulfill our philosophy and strategy.

- Develop, recommend and justify to the board all compensation decisions and actions for the CEO.

- Review and approve all compensation decisions and actions for other NEOs.

- Review and approve any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for NEOs.

- Ensure the ongoing success of our compensation program for NEOs by seeking, pursuing, evaluating and implementing improvements.

- Review total compensation compared to compensation opportunities and practices in the competitive market for executive talent.

- Evaluate the enterprise risk associated with all forms of compensation.

- Appoint, determine the funding for, and oversee the independent compensation consultant.

The role of NEOs—The NEOs, and in particular the CEO, provide and explain information requested by the compensation committee and are present at compensation committee meetings as requested by the compensation committee. The NEOs are not present during deliberations or determination of their respective compensation. On behalf of the compensation committee, the CEO has the following specific responsibilities:

- Develop, recommend and justify, to the compensation committee, compensation decisions and actions for NEOs other than the CEO.

- Develop, recommend and justify, to the compensation committee, any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for the compensation program for NEOs.

- Report, to the compensation committee, experiences with the compensation program for NEOs and present any perceived opportunities for improvement.

- Communicate appropriate information about the compensation committee's actions and decisions to the other NEOs.

The role of external advisors—At the compensation committee's discretion, it may engage and consult with external advisors as it determines necessary to assist in the execution of its duties. External advisors have the following responsibilities:

- Provide research, analysis and expert opinions, on an as-requested basis, to assist the compensation committee in education, deliberations and decision-making.

- Maintain independence from our management.

- Interact with members of management only with the approval of the chair of the compensation committee.

All external advisors are engaged directly by the compensation committee and independently of the management of the Company.

The compensation committee periodically engages a compensation consultant to work with the compensation committee on its compensation deliberations. During fiscal 2024, the compensation committee asked Meridian Compensation Partners, as the independent consultation to the committee, to provide an assessment of compensation levels and advise the compensation committee on compensation strategies based on a market analysis taking into account recruiting goals, and retaining and motivating talent to build shareholder value. The compensation committee and the Company believe the compensation consultant is independent of Zumiez and our management.

Our Chief Legal Officer and Secretary also supports the compensation committee in its work.

The Compensation Decision-making Process

The compensation committee gathers together information to help it assess compensation for the NEOs, including:

- Tally sheets—We use tally sheets for each of the NEOs to summarize the significant components of compensation, including base salary, short-term cash based incentives, bonuses, and equity incentives. The tally sheets are compared to targeted total compensation.

- Competitive compensation analysis—At the compensation committee's direction, the compensation consultant developed and delivered analysis of competitive compensation for each NEO position. The focus was on a representative benchmarking peer group to reflect the competitive market for executive talent. The benchmarking peer group was developed using industry, revenue and retail segment screening criteria to identify the peer group, which included Abercrombie & Fitch, American Eagle Outfitters, Buckle, Cato Corp, Citi Trends, Duluth Holdings, Five Below, Genesco, Hibbett Sports, Lands' End, Sportsman's Warehouse Holdings, Tilly's, Urban Outfitters, and Vera Bradley. Analysis was performed using publicly-available information on executive pay levels compiled from the most recently available proxy statements of publicly-held companies. The compensation consultant provided expert opinions and conclusions to the compensation committee about targets for base salary, short-term cash based incentives and long-term equity incentives for our NEO roles. The committee used this information to ensure that our stated philosophy and strategy for aligning executive compensation opportunities with the competitive market has been and continues to be fulfilled.

- Fiscal 2024 results—The compensation committee has access to fiscal 2024 operating plans and budgets as approved by the board of directors in March 2024. Management updates the compensation committee and the board on actual performance compared to budgets and summarizes for the compensation committee how the Company and the NEOs performed against the performance targets.

- Fiscal 2025 operating and financial plans—The compensation committee also receives the operating plan and budgets for fiscal 2025 as approved by the Company's board of directors. The compensation committee uses this information to help establish performance targets for the upcoming fiscal year.

- Audited results—The compensation committee reviews the final audited results to confirm that performance targets were achieved. No incentive awards are made until audited results are received by the board.

- Performance of peer retailers—The compensation committee requests that management prepare a schedule comparing our performance, including comparable sales growth, operating income and earnings per share, for the last five fiscal years to the above stated peer group. All of the information for these retailers was summarized from publicly available data. The compensation committee compares our relative performance as an additional data point understanding that all of these companies are larger and may have significantly different business models with significantly different growth profiles.

- Evaluations—The compensation committee receives a self-evaluation and confidential upward evaluations of the CEO and summary evaluations of the remaining NEOs. The compensation committee chair solicits the full membership of the board for feedback on the CEO's performance and prepares the CEO's annual evaluation for review by the full compensation committee.

The compensation committee thoroughly and systematically reviews and discusses all information submitted. It asks management to clarify and supplement as appropriate. The committee then works with its consultant to determine fair and competitive compensation awards and opportunities for each of the NEOs.

The compensation committee currently structures the NEO compensation program to:

- Provide conservative (40th percentile) base salary opportunities against the Company's competitive market for executive compensation talent.

- Establish average (50th percentile) total cash compensation opportunities (base salary, bonus and Short-Term Cash Based Incentives) against the competitive market.

- Provide long-term equity-based awards at the 50th percentile when compared to competitive practices for comparable roles. In the case of our Chairman and our CEO who beneficially own 5.2% and 13.5% of the Company, respectively, the compensation committee has concluded that each executive owns a sufficient amount of equity to align them with the long-term interests of shareholders. Because of this, neither our Chairman nor our CEO has received equity grants since before the Company's initial public offering.

The compensation committee evaluates this approach to total direct compensation on an annual basis to best maintain alignment of the interests of NEO's with the long-term economic interests of shareholders, given the maturity, complexity and size of the business. Included is a thorough review of the approach to the Chairman and CEO, where the committee reserves the right to provide additional equity-based awards to the incumbents if it determines doing so is in the best interests of shareholders and/or is needed to best reflect competitive practices.

During its deliberations, the compensation committee also considers:

- Long-term wealth accumulation—the accumulated wealth from previous equity incentives granted to each NEO.

- Internal pay equity—the relationship between the compensation of our CEO and the other NEOs, as well as staff at-large.

There is discretion inherent in the compensation committee's role of establishing compensation for the NEOs. The compensation committee has attempted to minimize discretion by focusing on the three objective financial measures it considers to be the long-term drivers of the Company's business: net sales, product margin and operating profit. These performance measures have historically been used to determine the short-term cash based incentives and are also key considerations in determining changes to base salary and long-term equity incentive awards. Some discretion is used by the compensation committee in evaluating the qualitative performance of the NEOs in determining base salary adjustments and payment of discretionary bonuses. Some discretion is also used in the granting of long-term equity incentive awards to help NEOs build wealth through ownership of Zumiez stock. However, in all of these uses of discretion the compensation committee is also governed by the overall compensation philosophy; and, is guided by explicit competitive targets and ranges of reasonableness.

In making its final decisions, the committee works to ensure that all outcomes are thoroughly justifiable and defensible as well as fair and effective from all critical perspectives: those of the full board, shareholders, objective external experts and the NEOs themselves.

Advisory Vote on Executive Compensation. The shareholders of the Company are provided the opportunity to provide an advisory vote on the Company's executive compensation every year. At the last such vote in June 2024 the shareholders of the Company approved the Company's executive compensation in an advisory vote with 96.6% of the votes being cast in favor of the Company's executive compensation. The compensation committee viewed this vote as strong support for its executive compensation decisions and policies and, accordingly, it did not consider making changes to its executive compensation decisions and policies in response to the 2024 advisory shareholder vote.

Enterprise Risk and Compensation

The compensation committee considers all facets of the NEOs compensation structure and believes it appropriately balances the drive for financial results and risks to the Company. The compensation committee aligns executive compensation with shareholder interests by placing a majority of total compensation "at risk," and increasing the amount of pay that is "at risk" as the executives achieve higher levels of performance. "At risk" means the executive will not realize value unless performance goals are attained. The short-term incentives are tied to easily measurable financial metrics that the compensation committee believes are consistent, transparent and drive shareholder value; that is, net sales, product margin and operating profit. The majority of the long-term based compensation vests over several years and is not tied to specific financial metrics. By combining annual cash incentives tied to short-term financial performance along with the majority of the NEOs long-term wealth creation tied to stock performance, the compensation committee believes an appropriate balance exists between rewarding performance without excessive risk taking. In addition, the compensation committee believes the short-term incentives in place that are tied to financial performance do not provide excessive risk to the Company as they are capped at no more than 250% of base pay for our CEO, 130% for our Chairman of the Board, 150% for our Chief Financial Officer, 130% for our Chief Legal Officer and Secretary and 120% for our President International. The compensation committee believes that the overall executive compensation policy contains less than a 'reasonable likelihood' of material risk.

Employment Agreements

None of our U.S. employees have an employment agreement and all U.S. employees are "at will."

Tax and Accounting Implications

Accounting Treatment. We recognize a charge to earnings for accounting purposes for equity awards over their vesting period. We expect that the compensation committee will continue to review and consider the accounting impact of equity awards in addition to considering the impact for dilution and overhand when deciding on amounts and terms of equity grants.

Taxation of Parachute Payments and Deferred Compensation. We do not provide and have no obligation to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceed certain limits prescribed by the Code, and that the employer may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also may impose significant taxes on a service provider in the event that he or she receives deferred compensation that does not comply with the requirements of Code Section 409A. We have structured our compensation arrangements with the intention of complying with or otherwise being exempt from the requirements of Code Section 409A. Our 2023 Equity Incentive Plan and the prior 2014 Equity Incentive Plan, each provides that it shall be interpreted and administered to the extent necessary to comply with or effectuate an exemption from the requirements of Code Section 409A.

Advisory Vote on Executive Compensation

We are providing the Company's shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers at our 2025 annual meeting of shareholders. Please see Proposal 2 – Advisory Vote on Executive Compensation. As noted above under the section heading "The Compensation Decision-making Process." The result of the prior advisory shareholder vote at our 2024 annual meeting of shareholders was 96.6% of votes cast approved the compensation of our named executive officers.

Additionally, every six years, we provide the Company's shareholders with the opportunity to indicate their preference on how frequently we should seek an advisory vote on the compensation of our named executive officers, with the option for every "1 Year," every "2 Years," or every "3 Years." The result of the prior advisory vote at our 2023 annual meeting of shareholders was 70.8% of votes cast were in favor of an advisory vote on executive compensation every year. Based on the board of directors' recommendation for a frequency of every year and the voting results with respect to the frequency of future advisory votes on executive compensation, the board of directors determined that it would include in the annual shareholder meeting proxy materials a shareholder vote on executive compensation every year until the next required vote on frequency of advisory votes on executive compensation, which we are providing the opportunity to vote on at our 2029 Annual Meeting of Shareholders.

CEO/Median Employee Pay Ratio

We believe in delivering quality employment experiences at all levels within the Company. In that regard, every year we create thousands of career opportunities for individuals who are just beginning their professional careers and who are driven to develop new skills in an environment centered around teaching and learning. Many of these opportunities are provided to our part-time sales associates, who on average are approximately 20 years of age, and are often furthering their career through concurrent education and/or additional employment opportunities.

The median employee was identified by calculating fiscal year taxable income for each of our 8,398 employed individuals, excluding our CEO, on February 1, 2025. All employees located in North America and Europe were included in the calculation. A *de minimis* number of non-U.S. employees, approximately 270 located in Australia, were excluded. Additionally, any earnings paid to employees in a foreign currency were converted to U.S. dollars using the applicable exchange rates on the date listed above. To help assure an accurate representation of the median employee, earnings for regular employees employed for less than one year were annualized based on their individual average earnings to date.

For fiscal 2024, we identified our median employee to be a part-time Sales Associate in one of our U.S. stores, whose annual compensation was $6,732. As stated in the "Total" column in the Summary Compensation Table, our CEO's total compensation for fiscal 2024 was $877,260. As a result, we estimate our CEO to median employee pay ratio to be 130:1.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Bailey, Mr. Louden and Mr. Murphy served as members of the compensation committee during fiscal 2024. Mr. Bailey's term on the Board of Directors will end on June 4, 2025 and he will not seek re-election for another term. No member of the compensation committee was at any time during fiscal 2024 or at any other time an officer or employee of Zumiez, and no member had any relationship with Zumiez requiring disclosure as a related-person in the section "Certain Relationships and Related Transactions." No executive officer of Zumiez has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our board of directors or compensation committee during fiscal 2024.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Scott A. Bailey, Chairperson
Steven P. Louden
James P. Murphy

The compensation committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the compensation committee report by reference therein.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing the Company's shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this proxy statement.

As described in the section entitled, "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the Zumiez culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe makes the Company an attractive investment for shareholders. As a result, our compensation programs are designed to be externally competitive, reward performance, be fair and consistent, drive long-term shareholder thinking, be an effective blend of guaranteed and at-risk components and for at-risk components, be an effective blend between short-term and long-term. Furthermore, our compensation committee does not use supplemental executive benefits and perquisites that are generally not also made available to our employees.

We are presenting this proposal, which gives our shareholders, the opportunity to endorse or not endorse our executive compensation programs through an advisory vote on the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosure, contained in this proxy statement."

This vote is advisory, and therefore not binding on the Company, the compensation committee or our board of directors. Our board of directors and our compensation committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns. In addition, the non-binding advisory votes described in this Proposal 2 will not be construed as (1) overruling any decision by the Company, the board of directors, or the compensation committee relating to the compensation of the named executive officers, or (2) creating or changing any fiduciary duties or other duties on the part of the board of directors, or any committee of the board of directors, or the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT

Summary Compensation Table

The following table shows all compensation for fiscal 2024, 2023 and 2022 awarded to, earned by, or paid to our CEO, our CFO and our other named executive officers.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($) (6)		Total ($)
Thomas D. Campion....	2024	335,000	—	—	—	32,140	3,658		370,798
Chairman of the Board .	2023	335,033	—	—	—	—	3,523		338,556
	2022	335,033	—	—	—	—	4,986		340,019
Richard M. Brooks......	2024	735,000	—	—	—	135,608	6,652		877,260
Chief Executive Officer	2023	735,000	—	—	—	—	5,081		740,081
and Director	2022	735,000	—	—	—	—	5,487		740,487
Christopher C. Work....	2024	467,000	—	324,995	324,999	51,697	4,191		1,172,881
Chief Financial Officer .	2023	453,000	—	274,985	275,000	—	3,355		1,006,340
	2022	453,000	—	209,987	209,986	—	3,708		876,681
Chris K. Visser..........	2024	390,000	—	224,988	224,994	37,417	5,121		882,520
Chief Legal Officer	2023	378,000	—	174,990	174,990	—	4,177		732,157
and Secretary...........	2022	377,788	—	149,985	149,999	—	4,930		682,702
Adam C. Ellis	2024	440,000	—	299,993	299,999	32,498	357,140	(7)	1,429,630
President International..	2023	427,000	—	249,986	249,992	—	181,010	(7)	1,107,988
	2022	427,000	—	179,966	179,982	—	461,523	(7)	1,248,471

(1) This column represents the base salary earned during fiscal 2024, 2023 and 2022. We use a fiscal calendar consisting of a 52- or 53-week period ending on the Saturday closest to January 31.

(2) There were no bonus compensation awarded to NEOs during fiscal 2024, 2023 and 2022, and paid (if applicable) in early fiscal 2025, 2024, and 2023, respectively. For additional information on the amount related to bonus compensation, see the previous discussion in the Compensation Discussion and Analysis entitled "Bonus."

(3) This column represents the aggregate grant-date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2024, 2023 and 2022 Form 10-K reports, respectively. Information regarding the restricted stock awards granted to the NEOs during fiscal 2024 is set forth in the Grants of Plan-Based Awards Table on a grant-by-grant basis.

(4) This column represents the aggregate grant-date fair value of stock option awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2024, 2023 and 2022 Form 10-K reports, respectively. Information regarding the stock option awards granted to our NEOs during 2024 is set forth in the Grants of Plan-Based Awards Table on a grant-by-grant basis.

(5) The amounts set forth in this column were earned during fiscal 2024 and paid in early fiscal 2025 to each of the NEOs under our executive Short-Term Cash Based Incentives. For additional information on the determination of the amounts related to Non-Equity Incentive Plan Compensation, see the previous discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentives." Information regarding the threshold, target and maximum estimated future payouts under non-equity incentive plan awards is set forth in the Grants of Plan-Based Awards Table.

(6) All other compensation includes 401(k) employer match contributions and company paid life insurance premiums.

(7) In fiscal 2017, Mr. Ellis relocated to Austria at our request and received international assignment-related benefits, including housing-related expenses and tax equalization. In fiscal 2024, $271,287 in tax equalization payments, $49,767 in housing-related benefits, and $36,086 in other assignment related benefits. In fiscal 2023,

$117,776 in tax equalization payments, $51,101 in housing-related benefits, and $12,134 in other assignment related benefits. In fiscal 2022, he received $388,149 in tax equalization payments, $49,957 in housing-related benefits, and $13,340 in other assignment related benefits. The tax-equalization payments are intended to place Mr. Ellis in a similar net tax position as a similarly compensated employee in the United States.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in fiscal 2024. In the columns described as Estimated Future Payouts Under Non-Equity Incentive Plan Awards, this table quantifies potential awards under the executive short-term cash based incentives plan discussed previously.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Thomas D. Campion .... Chairman of the Board		108,875	217,750	435,500	—	—	—	—
Richard M. Brooks .... Chief Executive Officer and Director		459,375	918,750	1,837,500	—	—	—	—
Christopher C. Work .... Chief Financial Officer	3/18/2024	175,125	350,250	700,500	24,399			324,995
	3/18/2024					45,839	13.32	324,999
Chris K. Visser .... Chief Legal Officer and Secretary	3/18/2024	126,750	253,500	507,000	16,891			224,988
	3/18/2024					31,734	13.32	224,994
Adam C. Ellis........................... President International	3/18/2024	132,000	264,000	528,000	22,522			299,993
	3/18/2024					42,313	13.32	299,999

(1) These columns show what the potential payout for each NEO was under the executive short-term cash based incentives for fiscal 2024 if the threshold, target or maximum goals were satisfied for all performance measures. The short-term cash-based incentive was approved in March 2024. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentives" and the Summary Compensation Table for amounts earned by the NEOs in fiscal 2024.

(2) This column shows the number of shares of restricted stock granted in fiscal 2024 to the NEOs. The restricted stock awards vest over a three-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives." Information on the aggregate grant-date fair value of restricted stock awards is set forth in the Summary Compensation Table.

(3) This column shows the number of stock options granted in fiscal 2024 to the NEOs. These stock options vest over a four-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives." Information on the aggregate grant-date fair value of stock option awards is set forth in the Summary Compensation Table.

(4) This column shows the exercise price for the stock options granted, which was the closing price of the Company's stock on the grant date indicated.

(5) This column represents the aggregate grant-date fair value of restricted stock and stock option awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based

vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2024 Form 10-K. These amounts reflect the Company's accounting expense for these stock options and restricted stock awards to be recognized over the vesting period of the grants, and do not correspond to the actual value that will be recognized by the NEO.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock option awards and restricted stock awards for the NEOs at February 1, 2025. This table includes unexercised and unvested stock options and restricted stock awards. The vesting schedule for each grant of stock options and restricted stock awards is shown in the footnotes to this table. The market value of the restricted stock awards is based on the closing market price of our stock on February 1, 2025, which was $15.96.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas D. Campion	—	—	—	—	—	—
Chairman of the Board						
Richard M. Brooks	—	—	—	—	—	—
Chief Executive Officer and Director						
Christopher C. Work	3,011(1)	—	38.57	3/16/2025	—	—
Chief Financial Officer	2,699(2)	—	23.40	3/19/2028	—	—
	6,266(3)	—	24.54	3/18/2029	—	—
	13,986(4)	—	18.60	3/16/2030	—	—
	5,784(5)	1,928	45.31	3/15/2031	—	—
	5,284(6)	5,284	40.46	3/14/2032	—	—
	6,342(7)	19,027	20.66	3/13/2033	—	—
	—(8)	45,839	13.32	3/18/2034		
	—	—	—	—	1,730(9)	27,611
	—	—	—	—	8,872(10)	141,597
	—	—	—	—	24,399(11)	389,408
Chris K. Visser	2,611(3)	—	24.54	3/18/2029	—	—
Chief Legal Officer and Secretary	8,159(4)	—	18.60	3/16/2030	—	—
	4,957(5)	1,653	45.31	3/15/2031	—	—
	3,774(6)	3,775	40.46	3/14/2032	—	—
	4,035(7)	12,108	20.66	3/13/2033	—	—
	—(8)	31,734	13.32	3/18/2034	—	—
	—	—	—	—	1,235(9)	19,711
	—	—	—	—	5,646(10)	90,110
	—	—	—	—	16,891(11)	269,580
Adam Ellis	13,112(4)	—	18.60	3/16/2030	—	—
President International	4,957(5)	1,653	45.31	3/15/2031	—	—
	4,529(6)	4,529	40.46	3/14/2032	—	—
	5,765(7)	17,297	20.66	3/13/2033	—	—
	—(8)	42,313	13.32	3/18/2034	—	—
	—	—	—	—	1,482(12)	23,653
	—	—	—	—	8,066(13)	128,733
	—	—	—	—	22,522(14)	359,451

(1) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 16, 2015.

(2) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 19, 2018.

(3) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 18, 2019.

(4) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 16, 2020.

(5) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 15, 2021.

(6) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 14, 2022.

(7) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 13, 2023.

(8) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 18, 2024.

(9) This restricted stock grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 14, 2022.

(10) This restricted stock grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 13, 2023.

(11) This restricted stock grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 18, 2024.

(12) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 14, 2022.

(13) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 13, 2023.

(14) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 18, 2024.

Option Exercises and Stock Vested

The following table provides information for the NEOs on stock option exercises and on the vesting of other stock awards during fiscal 2024, including the number of shares acquired upon exercise or vesting and the value released before payment of any applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Valued Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Name				
Thomas D. Campion.. Chairman of the Board	—	—	—	—
Richard M. Brooks.. Chief Executive Officer and Director	—	—	—	—
Christopher C. Work.. Chief Financial Officer	—	—	7,455	111,331
Chris K. Visser... Chief Legal Officer and Secretary	—	—	5,162	76,682
Adam C. Ellis... President International	—	—	13,240	189,000

(1) The dollar amount realized upon exercise was calculated by determining the difference between the market price of the underlying shares of common stock at exercise and the exercise price of the stock options.

(2) The dollar amount realized upon vesting was calculated by applying the market price of the restricted stock shares on the vesting dates.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change in Control

Certain of the NEOs have unvested stock options and awards of restricted stock under the Company's 2023 Equity Incentive Plan and 2014 Equity Incentive Plan, the vesting of which may accelerate in the event of a Change in Control (as defined below). The Company does not maintain a severance or separation plan, or any such individual plans, for its executive officers. Accordingly, except as described below, there are no agreements, arrangements or plans that entitle the Company's executive officers to enhanced benefits upon termination of their employment. The information below is a summary of certain provisions of these agreements and does not attempt to describe all aspects of the agreements. The rights of the parties are governed by the actual agreements and are in no way modified by the abbreviated summaries set forth in this proxy statement.

Double-Trigger Acceleration of Stock Award Vesting

The Company's 2023 Equity Incentive Plan and 2014 Equity Incentive Plan each have a double-trigger acceleration which provides that in the event of a Change in Control we do not accelerate vesting of awards that are assumed or replaced by the resulting entity after a change in control unless an employee employment is also terminated by the Company without cause or by the employee with good reason within one year of the change in control.

For purposes of both the 2023 Equity Incentive Plan and the 2014 Equity Incentive Plan, "Change in Control" means:

(i)   the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; or

(ii)   the sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

The following table shows the potential payments the NEOs could have received under these arrangements in connection with a Change in Control on February 1, 2025:

	Change in Control with Double Trigger Acceleration	
Executive Officer	**Stock Option Vesting in Connection with a Change in Control (1)**	**Restricted Stock Vesting in Connection with a Change in Control (2)**
Thomas D. Campion		
Chairman of the Board	$ —	$ —
Richard M. Brooks,		
Chief Executive Officer and Director	$ —	$ —
Christopher C. Work		
Chief Financial Officer	$ 121,015	$ 558,616
Chris K. Visser		
Chief Legal Officer and Secretary	$ 83,778	$ 379,401
Adam C. Ellis		
President International	$ 111,706	$ 511,837

(1) Represents the amount calculated by multiplying the number of in-the-money unvested options with respect to which the vesting would accelerate as a result of Change in Control under the circumstances of a double trigger acceleration as defined in both the 2023 Equity Incentive Plan and the 2014 Equity Incentive Plan noted by the difference between the exercise price and the closing price of a share of common stock on the last trading day of fiscal 2024. The number of shares subject to unvested stock options and exercise prices thereof are shown previously in the Outstanding Equity Awards at Fiscal Year-End table.

(2) Represents the amount of unvested restricted stocks awarded with respect to which the vesting would accelerate as a result of a Change in Control under the circumstances of a double trigger acceleration as defined in both the 2023 Equity Incentive Plan and the 2014 Equity Incentive Plan noted by the number of restricted stock shares unvested at the closing price of a share of common stock on the last trading day of fiscal 2024.

Death or Disability

The restricted stock awarded under both the Company's 2023 Equity Incentive Plan and the Company's 2014 Equity Incentive Plan provide that if a participant's employment is terminated by reason of death or disability (as defined in the aforementioned plans), then unvested restricted stock awards would accelerate and immediately vest. Beginning in March 2020, the stock options awarded under the Company's aforementioned equity incentive plans provides that if a participant's employment is terminated by reason of death or disability (as defined in the aforementioned plans), then unvested stock options would accelerate and immediately vest.

The value of the potential payments the NEOs that would have vested assuming a February 1, 2025 termination of employment due to death or disability was: Christopher C. Work, $679,631; Chris K. Visser, $463,179; and Adam C. Ellis, $623,544.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance metrics of the Company. The following tables and graphs below summarize the relationship between compensation "actually paid" (referred to as "***Compensation Actually Paid***" or the "***CAP Amounts***") to the Chief Executive Officer (CEO) and the Non-CEO Named Executive Officers ("***Non-CEO NEOs***"), and the financial performance of the Company over the time horizon set forth below in accordance with SEC rules. The compensation committee does not use the CAP Amounts as a basis for making compensation decisions. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with performance, see "*Compensation Discussion and Analysis*" beginning on page 33.

Pay Versus Performance Table

Year	Summary Compensation Table Total for CEO (1)	Compensation Actually Paid to CEO (2)	Average Summary Compensation Table Total for Non-CEO NEOs (3)	Average Compensation Actually Paid for Non-CEO NEOs (4)	Value of Initial Fixed $100 Investment Based on: Cumulative Total Shareholder Return (5)	Value of Initial Fixed $100 Investment Based on: Peer Group Cumulative Total Shareholder Return (6)	Net (Loss) Income ($ millions) (7)	Company Selected Measures Operating (Loss) Profit ($ millions) (8)
2024	877,260	877,260	963,957	1,004,697	70.41	163.65	(1.7)	2.0
2023	740,081	740,081	796,260	542,867	56.79	130.96	(62.6)	(64.8)
2022	740,487	740,487	909,952	268,029	82.61	128.25	21.0	31.1
2021	2,474,467	2,474,467	1,367,156	1,369,613	138.76	138.31	119.3	157.8
2020	1,664,205	1,664,205	1,118,380	1,885,722	138.21	122.73	76.2	96.9

(1) Represents total compensation reported for our CEO, Mr. Brooks, as set forth in the total column of the Summary Compensation Table for the applicable year

(2) Represents Compensation Actually Paid for Mr. Brooks, as calculated in accordance with Item 402(v) of Regulation S-K. As discussed in the Compensation Discussion and Analysis beginning on page 33, the CEO has not received equity grants since before the Company's initial public offering and the Company does not maintain any defined benefit or actuarial pension plans for any of the NEOs. Accordingly, there are no applicable adjustments per Item 402(v) of Regulation S-K to the CEO's total compensation as reported for each corresponding year in the "Total" column of the Summary Compensation Table for the applicable year.

(3) Represents the average of the amounts of total compensation reported for our Non-CEO NEO as set forth in the Total column of the Summary Compensation Table for the applicable year. Our Non-CEO NEOs for fiscal 2020, 2021, and 2022 were Thomas D. Campion, Christopher C. Work, Chris K. Visser, Troy Brown and Adam C. Ellis. Our Non-CEO NEOs for fiscal 2023 and 2024 are Thomas D. Campion, Christopher C. Work, Chris K. Visser and Adam C. Ellis.

(4) The amounts in this column represent the average amount of Compensation Actually Paid for our Non-CEO NEOs as a group as calculated in accordance with the requirements of Item 402(v) of Regulation S-K. In accordance with Item 402(v) of Regulation S-K adjustments were made to the average total compensation reported for our Non-CEO NEOs to determine the average amount of Compensation Actually Paid and these adjustments are set forth immediately below in the reconciliation table. Equity award adjustments noted in the reconciliation table below were calculated consistent with U.S. generally accepted accounting principles, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant

Reconciliation of Average Summary Compensation Table to Average CAP Amounts

	Average SCT Total for Non-CEO NEOs	- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	+ Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	Total
Average Compensation Actually Paid to Non-CEO NEOs..............	963,957	(424,992)	527,950	(22,573)	(39,645)	1,004,697

(5)& (6) The Company TSR and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K, assuming an initial investment date of January 31, 2020. The peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the average of (i) S&P 400 Apparel Retail Index and (ii) the S&P MidCap 400.

(7) Represents net income as reported in the Company's audited financial statements for the applicable year.

(8) Represents the "Company Selected Measure" identified by the compensation committee. While the compensation committee does not view this measure as the single most important financial measure of performance used in the Company's executive compensation program, we are required by SEC disclosure rules to select one such measure and identify it in the Pay-Versus-Performance Table as the Company Selected Measure. The compensation committee chose this measure because Operating Profit is one of the important performance indicators for the Company's success and it is the most heavily weighted performance metric in the short term incentive plan. Other important measures, such as Net Sales and Product Margin, are used in different combinations in our incentive plan performance goals among the NEOs.

Most Important Financial Performance Measures

For fiscal year 2024, the most important financial performance measures used to link executive Compensation Actually Paid to the NEOs to the Company's performance are as follows, which are described in more detail in the Compensation Discussion and Analysis and are the performance metrics the compensation committee has chosen for the Company's Short-Term Cash Based Incentives plan for each of the fiscal years covered in this Pay Versus Performance disclosure:

- Operating Profit;

- Net Sales; and

- Product Margin.

Description of Relationships Between Compensation Actually Paid and Specified Financial Measures

As described in greater detail in the Compensation Discussion and Analysis beginning on page 33, the Company's executive compensation program reflects a pay-for-performance and pay-at-risk philosophy, with a large portion in the form of variable, incentive-based pay. The metrics used for the Company's Short-Term Cash Based Incentive plan are selected based on an objective to pay for superior results and sustainable growth by rewarding the achievement of challenging short-term performance goals designed to build shareholder value and drive performance. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table.

The following graphs depict the general relationships between the financial performance measures and CAP. Amounts set forth above in the Pay Versus Performance Table: TSR, peer group TSR, net income and Operating Profit, which is the measure the Company identified as the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link Compensation Actually Paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. Operating Profit also has an impact on the Company's stock price and relative TSR, which affects the value of the equity awards made pursuant to the Long-Term Equity Incentive plan. Fluctuations in CAP Amounts are primarily due to the result of our stock performance and varying levels of achievement against pre-established performance goals under our Short-Term Cash Based Incentive plan. Changes in the composition of our NEOs can also affect CAP Amounts from period to period.



Compensation Actually Paid (CAP) vs. Company and
Indexed Total Shareholder Return (TSR)



CAP vs. Net Income



EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning the Company's equity compensation plans at February 1, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	444,957	$ 21.24	1,922,206
Equity compensation plans not approved by security holders (2)	—	—	—
Employee stock purchase plans approved by security holders (3)	—	—	464,424

(1) Equity compensation plans approved by shareholders includes the 2023 Equity Incentive Plan and the 2014 Equity Incentive Plan which was terminated upon approval of the 2023 Equity Incentive Plan by the Company's shareholders in May 2023.

(2) The Company does not have any equity compensation plans that were not approved by the Company's shareholders.

(3) Employee stock purchase plans approved by shareholders include the 2023 Employee Stock Purchase Plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee operates under a written charter adopted by the Company's board of directors. The charter of the audit committee is available at http://ir.zumiez.com.

We have reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended February 1, 2025.

We have reviewed and discussed with management and the independent auditor management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of the Company's internal control over financial reporting.

We have discussed with the independent auditor the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communication with Audit Committees).

We have received and reviewed the written disclosures and the letter from our independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and have discussed with the independent auditor their independence.

Based on the reviews and discussions referred to previously, we recommended to our board of directors that the financial statements referred to previously be included in our Annual Report on Form 10-K.

THE AUDIT COMMITTEE

Steven P. Louden, Chairman
Travis D. Smith
Carmen R. Bauza
Guy M. Harkless

The audit committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the audit committee report by reference therein.

Fees Paid to Independent Registered Public Accounting Firm for Fiscal 2024 and 2023

The aggregate fees billed by Moss Adams LLP for professional services rendered for fiscal 2024 and fiscal 2023, are as follows:

	Fiscal 2024	Fiscal 2023
Audit fees (1)	$ 633,750	$ 583,231
Audit-related fees (2)	28,000	17,325
Total fees	$ 661,750	$ 600,556

_____

(1) Audit fees include services and costs in connection with the audit of the consolidated annual financial statements of the Company and reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports.
(2) Audit-related fees include additional services in connection with the audit of the Company's 401K plan.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the "de minimis exception" (discussed below) for non-audit services that are approved by the audit committee prior to the completion of the audit. The audit committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full audit committee at its next scheduled meeting. The audit committee will evaluate whether any permitted non-audit services are compatible with maintaining the auditor's independence.

As discussed previously, all services of the auditor must be pre-approved by the audit committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5% of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;

- such services were not recognized by the Company at the time of the engagement to be non-audit services; and

- such services are promptly brought to the attention of the audit committee and approved prior to the completion of the audit.

During fiscal 2024 and 2023, there were no services that were performed pursuant to the *"de minimis exception."*

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the audit committee, the board of directors has reappointed Moss Adams LLP to audit our consolidated financial statements for the fiscal year ending January 31, 2026 ("fiscal 2025"). Moss Adams LLP has served as our independent registered public accounting firm since 2006. A representative from Moss Adams LLP will be at the meeting to answer any questions that may arise.

If the shareholders do not ratify the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2025, our board of directors will evaluate what would be in the best interests of our Company and our shareholders and consider whether to select a new independent registered public accounting firm for the current fiscal year or whether to wait until the completion of the audit for the current fiscal year before changing our independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF ITS SELECTION OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2025

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks and other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers, banks or other agents with account holders who are shareholders of Zumiez will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to Secretary, Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036. Shareholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

PROPOSALS OF SHAREHOLDERS

We expect to hold our next annual meeting on or about June 3, 2026. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, a must send the proposal to our Secretary at the address below. A shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received at our executive offices no later than December 23, 2025 to be considered for inclusion. Shareholder proposal must comply with all applicable legal requirements. Timely submission of a proposal does not guarantee that such proposal will be included in the proxy statement.

Secretary
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

SHAREHOLDER RECOMMENDATIONS AND NOMINATIONS OF DIRECTORS

Shareholder Recommendations to the Governance and Nominating Committee

The governance and nominating committee of the board will consider qualified nominees recommended by shareholders who may submit recommendations to the governance and nominating committee in care of our Chairman of the Board and Secretary at the following address:

Board of Directors and Chairman of the Board
c/o Secretary
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

Nominees for director who are recommended by our shareholders will be evaluated in the same manner as any other nominee for director. Shareholder recommendations for director should include the following information:

- the name, age, residence, personal address and business address of the shareholder who intends to make the nomination and of the person(s) to be nominated;

- the principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the shareholder who intends to make the nomination;

- a representation that the shareholder is a holder of record of stock of the Company, including the number of shares held and the period of holding;

- a description of all arrangements or understandings between the shareholder and the recommended nominee;

- such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended; and

- the consent of the recommended nominee to serve as a director of the Company if so elected.

The governance and nominating committee may require that the proposed nominee furnish the committee with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a director.

To submit a recommendation for director for an upcoming annual shareholder meeting, it is necessary that a proposing shareholder notify the Company and provide the information set forth previously, no later than 120 days prior to the corresponding date on which the Company's annual proxy statement is mailed in connection with the most recent annual meeting.

General Director Nomination Right of All Shareholders

Any shareholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in Article I, Section 10 of the Company's bylaws. Specifically, these provisions require that written notice of a shareholder's intent to make a nomination for the election of directors be received by the Secretary not fewer than 120 days and not more than 150 days prior to the anniversary date of the prior year's annual meeting of shareholders.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in our proxy materials, you must provide notice of such proposal to us no later than February 1, 2025, and not before January 2, 2025. Our bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our bylaws, please contact:

Secretary
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
Chris K. Visser
Chief Legal Officer and Secretary

Lynnwood, Washington
April 23, 2025

A copy of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025 filed with the SEC is available without charge upon written request to: Secretary, Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: February 1, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51300

ZUMIEZ INC.
(Exact name of Registrant as specified in its charter)

Washington	91-1040022
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
4001 204ᵗʰ Street SW	
Lynnwood, Washington	**98036**
(Address of principal executive offices)	(Zip Code)

(425) 551-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ZUMZ	Nasdaq Global Select

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of the last business day of the second fiscal quarter, August 3, 2024, was $371,472,693. At March 1, 2025, there were 19,159,216 shares outstanding of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the Registrant's definitive proxy statement, relating to the Annual Meeting of Shareholders scheduled to be held June 4, 2025, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates

ZUMIEZ INC.
FORM 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

ZUMIEZ INC.
FORM 10-K
PART I.

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words "anticipates," "expects," "intends," "may," "should," "plans," "believes," "predicts," "potential," "continue" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A below and in Item 7 of Part II of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

We use a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal 2024 was the 52 week period ending February 1, 2025. Fiscal 2023 was the 53 week period ending February 3, 2024. Fiscal 2022 was the 52 week period ending January 28, 2023. Fiscal 2021 was the 52 week period ending January 29, 2022. Fiscal 2020 was the 52 week period ending January 30, 2021. Fiscal 2019 was the 52 week period ending February 1, 2020.

"Zumiez," the "Company," "we," "us," "its," "our" and similar references refer to Zumiez Inc. and its wholly-owned subsidiaries.

Item 1. BUSINESS

Zumiez Inc., including its wholly-owned subsidiaries, is a leading specialty retailer of apparel, footwear, accessories and hardgoods for young men and women who want to express their individuality through the fashion, music, art and culture of action sports, streetwear and other unique lifestyles. Zumiez Inc. was formed in August 1978 and is a Washington State corporation.

We operate under the names Zumiez, Blue Tomato and Fast Times. We operate ecommerce websites at zumiez.com, zumiez.ca, blue-tomato.com and fasttimes.com.au. At February 1, 2025, we operated 730 stores; 570 in the United States ("U.S."), 46 in Canada, 87 in Europe and 27 in Australia.

We acquired Blue Tomato in fiscal 2012. Blue Tomato is one of the leading European specialty retailers of apparel, footwear, accessories and hardgoods. We acquired Fast Times Skateboarding ("Fast Times") in fiscal 2016. Fast Times is an Australian leading specialty retailer of hardgoods, accessories, apparel and footwear.

We employ a sales strategy that integrates our stores with our ecommerce platform to serve our customers. There is significant interaction between our store sales and our ecommerce sales channels, and we believe that they are utilized in tandem by our customers. Our selling platforms bring the look and feel of an independent specialty shop through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our selling platforms to appeal to teenagers and young adults and to serve as a destination for our customers. We believe that our distinctive selling platforms concepts and compelling economics will provide continued opportunities for growth in both new and existing markets.

We believe that our customers desire authentic merchandise and fashion that is rooted in the fashion, music, art and culture of action sports, streetwear and other unique lifestyles to express their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands, styles and categories of product. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. We believe that our strategic mix of apparel, footwear, accessories and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our merchandise mix with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

Attractive Lifestyle Retailing Concept. We target a large population of young men and women, many of whom we believe are attracted to action sports, streetwear and other unique lifestyles and desire to express their personal independence and style through the apparel, footwear and accessories they wear and the equipment they use. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity and differentiates us in our market.

Differentiated Merchandising Strategy. We have created a highly differentiated global retailing concept by offering an extensive selection of current and relevant lifestyle brands encompassing apparel, footwear, accessories and hardgoods. The breadth of merchandise offered through our sales channels exceeds that offered by many of our competitors and includes some brands and products that are available only from us. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the season dictates, providing us the opportunity to shift our merchandise selection seasonally. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

Deep-rooted Culture. We believe our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, we strive to promote from within and we provide our employees with the knowledge and tools to succeed through our comprehensive training programs and the empowerment to manage their stores to meet localized customer demand.

Distinctive Customer Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. We seek to integrate our store and digital shopping experiences to serve our customers whenever, wherever and however they choose to engage with us. We seek to attract knowledgeable sale associates who identify with our brand and are able to offer superior customer service, advice and product expertise. We believe that our distinctive shopping experience enhances our image as a leading source for apparel and equipment for action sports, streetwear and other unique lifestyles.

Disciplined Operating Philosophy. We have an experienced senior management team. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity to the individual store associate level. Our comprehensive training programs are designed to provide our employees with the knowledge and tools to develop leadership, communication, sales, and operational expertise. We believe that our merchandising team immersion in the lifestyles we represent, supplemented with feedback from our customers, store associates, and omni-channel leadership, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us better manage markdown and fashion risk.

High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand images with the lifestyles we represent. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots digital and physical marketing events, as well as the Zumiez STASH loyalty program. Our marketing efforts incorporate local sporting and music event promotions, interactive contest sponsorships that actively involve our customers with our brands and products and various social network channels. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brands. Our STASH loyalty program and Zumiez digital app allow us to learn more about our customer and serve their needs better. We believe that our ability to interact with our customer, and our immersion in the lifestyles we represent, allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

We intend to expand our presence as a leading global specialty retailer of action sports, streetwear, and other unique lifestyles by:

Continuing to Generate Sales Growth through Existing Channels. We seek to maximize our comparable sales through our integrated store and online shopping experiences and offering our customers a broad and relevant selection of brands and products, including a unique customer experience through each interaction with our brand. We believe in driving to the optimum store count in each physical geography that we operate in and optimizing comparable sales within these markets between physical and digital to drive total trade area sales growth.

Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions, and activities that embody the unique lifestyles of our customers. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We also use our STASH loyalty program and Zumiez digital app to increase brand engagement and enhance brand creditability. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our ecommerce presence to further increase our brand awareness. We focus on utilizing an integrated marketing approach by promoting events and activities in our existing and new markets. We also benefit from branded vendors' marketing.

Opening or Acquiring New Store Locations. We believe our brand has appeal that provides select store expansion opportunities, particularly within our international markets. During the last three fiscal years, we have opened 58 new stores consisting of 7 stores in fiscal 2024, 19 stores in fiscal 2023 and 32 stores in fiscal 2022. We have successfully opened stores in diverse markets throughout the U.S. and internationally, which we believe demonstrates the portability and growth potential of our concepts. To take advantage of what we believe to be a compelling economic store model, we plan to open approximately 9 new stores in fiscal 2025, including stores in our existing markets and in new markets internationally. The number of anticipated store openings may increase or decrease due to market conditions and other factors. Our goal in opening stores is to not have one more store than needed to serve all our customers within a trade area.

Merchandising and Purchasing

Our goal is to be viewed by our customers as the definitive source of merchandise for their unique lifestyles across all channels in which we operate. We believe that the breadth of merchandise that we offer our customers, which includes apparel, footwear, accessories, and hardgoods, exceeds that offered by many other specialty stores at a single location, and makes us a single-stop purchase destination for our target customers.

We seek to identify fashion trends as they develop and to respond in a timely manner with a relevant product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. Our merchandise mix may vary by region, country and season, reflecting the preferences and seasons in each market.

We believe that offering an extensive selection of current and relevant brands in sports, fashion, music and art is integral to our overall success. No single third-party brand that we carry accounted for more than 5.4%, 5.9% and 6.3% of our net sales in fiscal 2024, 2023 and 2022, respectively. We believe that our strategic mix of apparel, footwear, accessories and hardgoods allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

We believe that our ability to maintain an image consistent with the unique lifestyles of our customers is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that we exclusively distribute. We supplement our merchandise assortment with a select offering of private label products across many of our product categories. Our private label products complement the branded products we sell, and some of our private label brands allow us to cater to the more value-oriented customer. For fiscal 2024, 2023 and 2022, our private label merchandise represented 27.8%, 23.0%, and 18.4% of our net sales, respectively.

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing consumer demands and market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We coordinate inventory levels in connection with individual stores' sales strength, our promotions and seasonality. We utilize a localized fulfillment strategy to fulfill the vast majority of our ecommerce orders through our stores to enhance customer experience, maximize inventory productivity and reduce shipping time.

Our merchandising staff remains in tune with the fashion, music, art and culture of action sports, streetwear and other unique lifestyles by participating in lifestyles we support, traveling to select markets, attending relevant events and concerts, watching related programming and reading relevant publications, reviewing social network channels and connecting with our store associates who are connected locally with our customers. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. With a global footprint, we are able to identify trends that emerge all over the world.

We source our private label merchandise from primarily foreign manufacturers around the world. We have cultivated our private label sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to source high-quality private label goods at favorable costs.

Stores

Store Locations. At February 1, 2025, we operated 730 stores in the following locations:

United States and Puerto Rico - 570 Stores

Alabama	4	Indiana	9	Nebraska	2	Rhode Island	2
Alaska	3	Iowa	4	New Hampshire	6	South Carolina	6
Arizona	12	Kansas	3	New Jersey	16	South Dakota	2
Arkansas	2	Kentucky	4	New Mexico	5	Tennessee	9
California	86	Louisiana	5	New York	26	Texas	47
Colorado	20	Maine	3	Nevada	10	Utah	13
Connecticut	6	Maryland	9	North Carolina	15	Vermont	1
Delaware	3	Massachusetts	9	North Dakota	3	Virginia	15
Florida	36	Michigan	11	Ohio	14	Washington	19
Georgia	17	Minnesota	10	Oklahoma	7	West Virginia	2
Hawaii	7	Mississippi	4	Oregon	12	Wisconsin	11
Idaho	6	Missouri	6	Pennsylvania	21	Wyoming	2
Illinois	15	Montana	5	Puerto Rico	5		

Canada - 46 Stores

Alberta	8	New Brunswick	1	Saskatchewan	2
British Columbia	12	Nova Scotia	2		
Manitoba	2	Ontario	19		

Europe - 87 Stores

Austria	20	Sweden	3
Germany	31	Italy	4
Switzerland	11	Belgium	1
Netherlands	5		
Norway	4		
Finland	8		

Australia - 27 Stores

Victoria	10
Queensland	8
South Australia	3
New South Wales	6

The following table shows the number of stores (excluding temporary stores that we operate from time to time for special or seasonal events) opened, acquired and permanently closed in each of our last three fiscal years:

Fiscal Year	Stores Opened	Stores Closed	Total Number of Stores End of Year
2024	7	33	730
2023	19	21	756
2022	32	13	758

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers. Our stores feature an industrial look, dense merchandise displays, lifestyle focused posters and signage and popular music, all of which are consistent with the look and feel of an independent specialty shop. Our stores are designed to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the season dictates. At February 1, 2025, our stores averaged approximately 2,921 square feet. All references in this Annual Report on Form 10-K to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

Expansion Opportunities and Site Selection. In selecting a location for a new store, we target high-traffic locations with suitable demographics and favorable lease terms. We generally locate our stores in areas in which other teen and young adult-oriented retailers have performed well. We focus on evaluating the market specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall or shopping area. For mall locations, we seek locations near busy areas of the mall such as food courts, movie theaters, game stores and other popular teen and young adult retailers.

Store Management, Operations and Training. We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees.

We believe we provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home offices, we give our managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers to improve both operational expertise and supervisory skills.

Our store associates generally have an interest in the fashion, music, art and culture of the lifestyle we support and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. These programs are designed to promote a competitive, yet fun, culture that is consistent with the unique lifestyles we seek to promote.

Marketing and Advertising

We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the lifestyles we represent. Our marketing efforts focus on reaching our customers in their environment, and feature extensive physical and digital grassroots marketing events, which give our customers an opportunity to experience and participate in the lifestyles we offer. Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brands and culture.

We have a customer loyalty program, the Zumiez STASH, which allows members to earn points for purchases or performance of certain activities. The points can be redeemed for a broad range of rewards, including product and experiential rewards. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products, the Zumiez STASH, catalogs and various social network channels. We believe that our immersion in action sports, streetwear and other unique lifestyles allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

8

Distribution and Fulfillment

Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. Domestically, our distribution center is located in Corona, California. At this facility, merchandise is inspected, allocated to stores and distributed to our stores and customers. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We utilize a localized fulfillment strategy in which we use our domestic store network to provide fulfillment services for the vast majority of online customer purchases.

Internationally, we operate distribution centers located in Delta, Canada, Graz, Austria, and Melbourne, Australia to support our operations in Canada, Europe and Australia, respectively. Each of our international entities are progressing toward full localized fulfillment and are in various states of implementation.

Management Information Systems

Our management information systems provide integration of store, online, merchandising, distribution, financial and human resources functions. The systems include applications related to point-of-sale, inventory management, supply chain, planning, sourcing, merchandising and financial reporting. We continue to invest in technology to align these systems with our business requirements and to support our continuing growth.

Competition

The teenage and young adult retail apparel, hardgoods, footwear and accessories industry is highly competitive. We compete with other retailers for vendors, customers, suitable store locations and qualified store associates, management personnel, online marketing content, social media engagement and ecommerce traffic. In the softgoods market, which includes apparel, footwear and accessories, we currently compete with other teenage and young adult focused retailers. In addition, in the softgoods market we compete with independent specialty shops, department stores, vendors that sell their products directly to the retail market, non-mall retailers and ecommerce retailers. In the hardgoods market, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers, such as local snowboard and skate shops, large-format sporting goods stores and chains, vendors who sell their products directly to the retail market and ecommerce retailers.

Competition in our sector is based on, among other things, merchandise offerings, store location, price, and the ability to identify with the customer. We believe that our ability to compete favorably with our competitors is due to our differentiated merchandising strategy, compelling store environment and deep-rooted culture.

Seasonality

Historically, our operations have been seasonal, with the largest portion of net sales and net income occurring in the third and fourth fiscal quarters, reflecting increased demand during the back-to-school and winter holiday selling seasons. During fiscal 2024, approximately 56% of our net sales occurred in the third and fourth quarters combined. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. Our quarterly results of operations may also fluctuate based upon such factors as the timing of certain holiday seasons, the popularity of seasonal merchandise offered, the timing and amount of markdowns, competitive influences and the number and timing of new store openings, remodels and closings.

Trademarks

The "Zumiez", "Blue Tomato" and "Fast Times" trademarks and certain other trademarks, including those associated with our private label brands, have been registered, or are the subject of pending trademark applications, with the U.S. Patent and Trademark Office and with the registries of certain foreign countries. We regard our trademarks as valuable and intend to maintain such marks and any related registrations and vigorously protect our trademarks. We also own numerous domain names, which have been registered with the Corporation for Assigned Names and Numbers.

Employees

On February 1, 2025, we employed approximately 2,400 full-time and approximately 6,300 part-time employees globally. However, the number of part-time employees fluctuates depending on our seasonal needs and generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons. None of our employees in North America and Australia are represented by labor unions and we believe that our relationship with our employees is positive.

We believe in delivering quality employment experiences at all levels within the Company. In that regard, every year we create thousands of career opportunities in our stores for individuals who are just beginning their professional careers and who are driven to develop new skills in an environment centered around teaching and learning. Many of these opportunities are provided to our part-time sales associates, who on average are approximately 20 years of age, and are often furthering their career through concurrent education and/or additional employment opportunities.

The Zumiez culture is built on a set of shared values that have been in place since the inception of the business. These shared values include empowered managers, teaching and learning, competition, recognition, and fairness and honesty. Our culture strives to integrate quality teaching and learning experiences throughout the organization. We do this through a comprehensive training program, which primarily focuses on sales, management and customer service training in our stores and is more focused on professional development in our home office. Our training programs have been developed internally and are almost exclusively taught internally by Zumiez employees to Zumiez employees. The training programs have been developed to empower our employees to make good business decisions.

We believe Zumiez is a place where people have a voice, will be heard, and have bias-free opportunities. Accordingly, our workplace is built upon the foundation of inclusion and equity where its people are diverse in their backgrounds, communities, and points of view, yet all share the same core cultural values of working hard, giving back and empowering others. In this regard, we strive for our employees within a trade area to be reflective of the communities they serve. Pay equity, meaning pay parity between employees performing similar job duties, without regard for race or gender, is a base line component of this focus on inclusion and equity and something we evaluate as part of our pay practice procedures.

Financial Information about Segments

See Note 18, "Segment Reporting," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K, for information regarding our segments, product categories and certain geographical information.

Available Information

Our principal website address is www.zumiez.com. We make available, free of charge, our proxy statement, annual report to shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC") at http://ir.zumiez.com. Information available on our website is not incorporated by reference in, and is not deemed a part of, this Form 10-K. The SEC maintains a website that contains electronic filings by Zumiez and other issuers at www.sec.gov. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. The following risk factors, issues and uncertainties should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipates," "expects," "intends," "may," "should," "plans," "believes," "predicts," "potential," "continue" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future.

U.S. and global economic and political uncertainty, coupled with cyclical economic trends in retailing, could have a material adverse effect on our results of operations.

Our retail market historically has been subject to substantial cyclicality. As the U.S. and global economic and political conditions change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. This includes rising geopolitical tensions and U.S. policies related to global trade and tariffs. The deterioration of economic relations between countries, such as changes in or terminations of existing trade agreements, or the imposition of tariffs (including recent U.S. tariffs imposed or threatened to be imposed on Canada, Mexico, and other countries, and any retaliatory actions taken by such countries) or otherwise, could impact our profitability or otherwise have an adverse effect on our business. Economic and consumer confidence can also be affected by a variety of factors, including housing prices, unemployment rates and inflation. When disposable income decreases or discretionary consumer spending is reduced due to a decline in consumer confidence, purchases of apparel and related products may decline. A deterioration in macroeconomic conditions or consumer confidence or uncertainty in the U.S. and global economies and political environment could have a material adverse impact on our results of operations and financial position. In addition, government shutdowns or the risk of government shutdowns as well as the impact or expected impact of elections, both in the U.S. and in other markets where we operate could have a material adverse impact on our results of operations and financial position.

In times when there is a decline in disposable income and consumer confidence, there could be a trend to consumers seeking more inexpensive or value-oriented merchandise. As a retailer that sells a substantial majority of branded merchandise, this could disproportionately impact us more than vertically integrated private label retailers or we may be forced to rely on promotional sales to compete in our market which could have a material adverse effect on our financial position.

Failure to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors could have a material adverse effect on us.

Customer tastes and fashion trends in our market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, including adequately anticipating the correct mix and trends of our private label merchandise, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

The teenage and young adult retail apparel, footwear, accessories and hardgoods industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates, management personnel, online marketing content, social media engagement and ecommerce traffic. Some of our competitors are larger than we are and have substantially greater financial and marketing resources, including advanced ecommerce market capabilities. Additionally, some of our competitors may offer more options for free and/or expedited shipping for ecommerce sales. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

A decrease in consumer traffic could cause our sales to be less than expected.

We depend heavily on generating customer traffic to our stores and websites. This includes locating many of our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's "anchor" tenants, generally large department stores and other area attractions, to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. In addition, some malls that were in prominent locations when we opened our stores may cease to be viewed as prominent. If this trend continues or if the popularity of mall shopping continues to decline generally among our customers, our sales may decline, which would impact our results of operations. These risks may include circumstances that are not within our control, such as changes in fair market rent. Furthermore, we depend on generating increased traffic to our ecommerce business and converting that traffic into sales. This requires us to achieve expected results from our marketing and social media campaigns, accuracy of data analytics, reliability of our website, network, and transaction processing and a high-quality online customer experience. Our sales volume and customer traffic in our stores and on our websites generally could be adversely affected by, among other things, economic downturns, competition from other ecommerce retailers, non-mall retailers and other malls, increases in gasoline prices, fluctuations in exchange rates in border or tourism-oriented locations and the closing or decline in popularity of other stores in the malls in which we are located. Also, geopolitical events, including the threat of terrorism, or widespread health emergencies, such as COVID-19 and other communicable diseases, viruses, or pandemics, could cause people to avoid our stores in shopping malls and alter consumer trends. An uncertain economic outlook or continued bankruptcies of mall-based retailers could curtail new shopping mall development, decrease shopping mall and ecommerce traffic, reduce the number of hours that shopping mall operators keep their shopping malls open or force them to cease operations entirely. A reduction in consumer traffic to our stores or websites could have a material adverse effect on our business, results of operations and financial condition.

Most of our merchandise is produced by foreign manufacturers; therefore, the availability, quality and costs of our merchandise may be negatively affected by risks associated with international trade and other international conditions, including the implementation of increased tariffs or other restrictions placed on foreign imports.

Most of our merchandise is produced by manufacturers around the world, including China. Some of these facilities are located in regions that may be affected by natural disasters, public health concerns, or emergencies, such as COVID-19 and other communicable diseases or viruses, political instability or other conditions that could cause a disruption in trade. Also, our business could be adversely affected by disruptions in the supply chain, such as strikes, work stoppages, or port closures.

Most of our merchandise is imported and is subject to duties, indirect taxes, quotas and non-tariff trade barriers, any of which may limit the quantity of products that we may import into the U.S. and other countries or may impact the cost of such products. The current U.S. presidential administration has implemented tariffs and has signaled that it may implement additional or increased tariffs, other trade restrictions, or may alter trade agreements between the U.S. and Canada, China, the European Union and Mexico, among others. Such actions include limiting trade and/or imposing tariffs on imports from such countries. Tariffs have the potential to significantly raise the cost of our merchandise. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries to reduce the effects of tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.

Our North America growth strategy depends on our ability to grow customer engagement in our current markets, which could strain our resources and cause the performance of our existing business to suffer.

Our North America growth largely depends on our ability to optimize our customer engagement. We intend to continue to open new stores in future years, while remodeling a portion of our existing store base such that we have the optimum number of stores in any given trade area. The growth strategy may present competitive, merchandising, hiring and distribution challenges that are different from those currently encountered. In addition, it will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we may not be able to obtain that financing on acceptable terms or at all.

Our plans for international expansion include risks that could have a negative impact on our results of operations.

We plan to continue to open new stores in the European and Australian markets. We may continue to expand internationally into other markets, either organically or through additional acquisitions. International markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing North America market. The expansion strategy may present competitive, merchandising, hiring and distribution challenges that are different from those currently encountered. In addition, it will place increased demands on our operational, managerial and administrative resources. As a result, operations in international markets may be less successful than our operations in the North America. Additionally, consumers in international markets may not be familiar with us or the brands we sell, and we may need to build brand awareness in the markets. Furthermore, we have limited experience with the legal and regulatory environments and market practices in new international markets and cannot guarantee that we will be able to penetrate or successfully operate in these new international markets. We also expect to incur additional costs in complying with applicable foreign laws and regulations as they pertain to both our products and our operations. Accordingly, for the reasons noted above, our plans for international expansion include risks that could have a negative impact on our results of operations.

Failure to successfully integrate any businesses that we acquire could have an adverse impact on our results of operations and financial performance.

We may, from time to time, acquire businesses, such as our acquisition of Blue Tomato and Fast Times. We may experience difficulties in integrating any businesses we may acquire, including their stores, websites, facilities, personnel, financial systems, distribution, operations and general operating procedures, and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. If we experience difficulties in integrating acquisitions or if such acquisitions do not provide the benefits that we expect to receive, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations and overall financial performance.

Our sales and inventory levels fluctuate on a seasonal basis. Accordingly, our quarterly results of operations are volatile and may fluctuate significantly.

Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. Our sales and profitability are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other times of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are affected by a variety of other factors, including calendar shifts of holiday or seasonal periods, timing of promotional events, general economic conditions, and numerous other items set forth on these risk factors.

Pandemics and other health crises, including COVID-19, could affect our business, financial condition and results of operations in many respects.

The emergence, severity, magnitude and duration of global or regional health crises are uncertain and difficult to predict. A pandemic, such as COVID-19, could affect certain business operations, demand for our products and services, in-stock positions, costs of doing business, availability of labor, access to inventory, supply chain operations, our ability to predict future performance, exposure to litigation, and our financial performance, among other things. Other factors and uncertainties include, but are not limited to:

- the severity and duration of pandemics;

- evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures;

- changes in labor markets affecting us and our suppliers;

- unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response;

- the pace of post-pandemic recovery;

- the long-term impact of the pandemic on our business, including consumer behaviors; and

- disruption and volatility within the financial and credit markets.

We rely on information systems and technology in our operations and our growth plans and any material failure, inadequacy interruption, or security failure of that technology could adversely affect our ability to effectively operate and grow our business and could adversely affect our financial results.

If our information technology systems, including hardware and software, do not work effectively, this could adversely impact our ability to operate and manage our business, including the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to properly forecast operating results and cash requirements. Additionally, we rely on third-party service providers for certain information systems functions. If a service provider fails to provide the data quality, communications, capacity or services we require, the failure could interrupt our services and could have a material adverse effect on our business, financial condition and results of operations. Any failure, inadequacy, or interruption of our technology systems could harm our ability to effectively operate and grow our business and could adversely affect our financial results. In addition, the technologies and artificial intelligence tools that we incorporate into certain aspects of our operations may not generate the intended efficiencies and may impact our business results. Specifically artificial intelligence tools could have the potential to be deficient, inaccurate, or biased and if we fail to adopt and oversee the use of artificial intelligence in a thoughtful and strategic manner, it could harm our financial performance. To better manage, operate and grow our business, we may need to continue to invest in and improve our information technology systems, and in doing so could incur substantial additional expenses that could impact our financial results. In addition, remediation of any problems with our information technology systems could result in significant, unplanned expenses.

If we fail to meet the requirements to adequately maintain the privacy and security of personal data and business information, we may be subjected to adverse publicity, litigation, and significant expenses.

Information systems are susceptible to an increasing threat of continually evolving cybersecurity risks. Similar to many other retail companies, we expect to continue to experience cyber attacks, including phishing, social engineering, and other attempts to breach, or gain unauthorized access to our systems and databases. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that they will not have an impact in the future. Unauthorized access, theft, use, destruction, or other compromises are becoming increasingly sophisticated and may occur through a variety of methods. The rapid evolution and increased adoption of artificial intelligence technologies by attackers may intensify our cybersecurity risks. If we fail to maintain or adequately maintain security systems, devices, and activity monitoring to prevent unauthorized access to our network, systems and databases containing confidential, proprietary and personally identifiable information, we may be subject to additional risk of adverse publicity, litigation or significant expense. Nevertheless, if unauthorized parties gain access to our networks, systems, or databases, they may be able to steal, publish, delete or modify confidential information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules and we may be exposed to reputation damage and loss of customers' trust and business. This could result in costly investigations and litigation, civil or criminal penalties and adverse publicity that could adversely affect our financial condition, results of operations and reputation. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional resources, train employees and engage third parties. Further, the regulatory environment surrounding information security, cybersecurity and privacy is increasingly demanding. If we are unable to comply with the new and changing security standards, we may be subject to fines, restrictions, and financial exposure, which could adversely affect our retail operations.

Significant fluctuations and volatility in the cost of raw materials, global labor, shipping and other costs related to the production of our merchandise may have a material adverse effect on our business, results of operations and financial conditions.

Increases in the cost of raw materials, global labor costs, freight costs and other shipping costs in the production and transportation of our merchandise can result in higher costs for this merchandise. The costs for these products are affected by weather, consumer demand, government regulation, speculation on the commodities market and other factors that are generally unpredictable and beyond our control. Our gross profit and results of operations could be adversely affected to the extent that the selling prices of our products do not increase proportionately with the increases in the costs of raw materials. Increasing labor costs and oil-related product costs, such as manufacturing and transportation costs, could also adversely impact gross profit. Additionally, significant changes in the relationship between carrier capacity and shipper demand could increase transportation costs, which could also adversely impact gross profit.

Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations.

We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows. Upon translation, operating results may differ materially from expectations. As we continue to expand our international operations, our exposure to exchange rate fluctuations will increase. Tourism spending may be affected by changes in currency exchange rates, and as a result, sales at stores with higher tourism traffic may be adversely impacted by fluctuations in currency exchange rates. Further, although the prices charged by vendors for the merchandise we purchase are primarily denominated in U.S. dollars, a decline in the relative value of the U.S. dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operations.

Our business could be adversely affected by increased labor costs, including costs related to an increase in minimum wage and health care.

Labor is one of the primary components in the cost of operating our business. Increased labor costs, whether due to competition, unionization, increased minimum wage, state unemployment rates, health care, mandated safety protocols, or other employee benefits costs may adversely impact our operating profit. A considerable amount of our store team members are paid at rates related to the federal or state minimum wage and any changes to the minimum wage rate may increase our operating expenses. Furthermore, inconsistent increases in state and or city minimum wage requirements limit our ability to increase prices across all markets and channels. Additionally, we are self-insured with respect to our health care coverage in the U.S. and do not purchase third party insurance for the health insurance benefits provided to employees with the exception of pre-defined stop loss coverage, which helps limit the cost of large claims. There is no assurance that future health care legislation will not adversely impact our results or operations.

Although none of our North America and Australia employees are currently covered by collective bargaining agreements, we cannot guarantee that they will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages, interruptions or strikes could have a material adverse effect on our business or results of operations.

Our business could suffer if a manufacturer fails to use acceptable labor and environmental practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor and environmental practices of our vendors and these manufacturers. The violation of labor, safety, environmental and/or other laws and standards by any of our vendors or these manufacturers, or the divergence of the labor and environmental practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the U.S., could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our reputation, financial condition and results of operations. In that regard, most of the products we sell are manufactured internationally, primarily in Asia, Mexico and Central America, which may increase the risk that the labor and environmental practices followed by the manufacturers of these products may differ from those considered acceptable in the U.S.

Additionally, our products are subject to regulation of, and regulatory standards set by various governmental authorities with respect to quality and safety. These regulations and standards may change from time to time. Our inability to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs.

If we fail to develop and maintain good relationships with vendors, or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

Our business is dependent on developing and maintaining good relationships with a large number of vendors to provide our customers with an extensive selection of current and relevant brands. In addition to maintaining our large number of current vendor relationships, each year we are identifying, attracting and launching new vendors to provide a diverse and unique product assortment. We believe that we generally are able to obtain attractive pricing and terms from vendors because we are perceived as a desirable customer, and deterioration in our relationship with our vendors could have a material adverse effect on our business.

However, there can be no assurance that our current vendors or new vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us, raise the prices they charge, sell through direct channels or allow their merchandise to be discounted by other retailers. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. In addition, certain vendors sell their products directly to the retail market and therefore compete with us directly and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lower quality items, raise the prices they charge us or focus on selling their products directly.

In addition, a number of our vendors are smaller, less capitalized companies and are more likely to be impacted by unfavorable general economic and market conditions than larger and better capitalized companies. These smaller vendors may not have sufficient liquidity during economic downturns to properly fund their businesses and their ability to supply their products to us could be negatively impacted. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, could have a material adverse effect on our business, results of operations and financial condition.

Our business is susceptible to weather conditions that are out of our control, including the potential risks of unpredictable weather patterns and any weather patterns associated with naturally occurring global climate change, and the resultant unseasonable weather could have a negative impact on our results of operations.

Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season (including any weather patterns associated with global warming and cooling) could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could have a material adverse effect on our business and results of operations.

If we lose key executives or are unable to attract and retain the talent required for our business, our financial performance could suffer.

Our performance depends largely on the efforts and abilities of our key executives. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. Furthermore, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and we may not be able to do so.

Failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees who understand and appreciate our culture and brand and are able to adequately represent this culture. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas and the employee turnover rate in the retail industry is high. Our business depends on the ability to hire and retain qualified technical and support roles for procurement, distribution, ecommerce and back office functions. Competition for qualified employees in these areas could require us to pay higher wages to attract a sufficient number of suitable employees.

If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our operations particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. If we are unable to hire qualified temporary personnel, our results of operations could be adversely impacted.

A decline in cash flows from operations could have a material adverse effect on our business and growth plans.

We depend on cash flow from operations to fund our current operations and our growth strategy, including the payment of our operating leases, wages, store operation costs and other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under a credit facility or from other sources, we may not be able to pay our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could have a material adverse effect on our business.

Our business could suffer with the closure or disruption of our home office or our distribution centers.

In the U.S., we rely on a single distribution center located in Corona, California to receive, store and distribute the vast majority of our merchandise to our domestic stores. Internationally, we operate a combined distribution and ecommerce fulfillment center located in Graz, Austria that supports our Blue Tomato ecommerce and store operations in Europe. We operate a distribution center located in Delta, British Columbia, Canada to distribute our merchandise to our Canadian stores. We operate a distribution and ecommerce fulfillment center located in Melbourne, Australia to distribute our merchandise to our Australian stores. Additionally, we are headquartered in Lynnwood, Washington. As a result, unforeseen events, including war, terrorism, other political instability or conflicts, riots, public health issues (including widespread/pandemic illnesses such as coronavirus and other communicable diseases or viruses), a natural disaster or other catastrophic event that affects one of the regions where we operate these centers or our home office could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

The effects of war, acts of terrorism, threat of terrorism, or other types of mall violence, could adversely affect our business.

Most of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, or other types of mall violence, such as shootings or riots, could lead to lower consumer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower consumer traffic due to security concerns, could result in decreased sales. Additionally, the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales. Decreased sales could have a material adverse effect on our business, financial condition and results of operations.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez, Blue Tomato, or Fast Times brands, our store concepts, our private label brands or our goodwill and cause a decline in our net sales. Although we have secured or are in the process of securing protection for our trademarks and domain names in a number of countries outside of the U.S., there are certain countries where we do not currently have or where we do not currently intend to apply for protection for certain trademarks. Also, the efforts we have taken to protect our trademarks may not be sufficient or effective. Therefore, we may not be able to prevent other persons from using our trademarks or domain names outside of the U.S., which also could adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

Our operations expose us to the risk of litigation, which could lead to significant potential liability and costs that could harm our business, financial condition or results of operations.

We employ a substantial number of full-time and part-time employees, a majority of whom are employed at our store locations. As a result, we are subject to a large number of federal, state and foreign laws and regulations relating to employment. This creates a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. We are also subject to other types of claims in the ordinary course of our business. Some or all of these claims may give rise to litigation, which could be time-consuming for our management team, costly and harmful to our business.

In addition, we are exposed to the risk of class action litigation. The costs of defense and the risk of loss in connection with class action suits are greater than in single-party litigation claims. Due to the costs of defending against such litigation, the size of judgments that may be awarded against us, and the loss of significant management time devoted to such litigation, we cannot provide assurance that such litigation will not disrupt our business or impact our financial results.

We are involved, from time to time, in litigation incidental to our business including complaints filed by investors. This litigation could result in substantial costs, and could divert management's attention and resources, which could harm our business. Risks associated with legal liability are often difficult to assess or quantify, and their existence and magnitude can remain unknown for significant periods of time.

Failure to comply with federal, state, local or foreign laws and regulations, or changes in these laws and regulations, could have an adverse impact on our results of operations and financial performance.

Our business is subject to a wide array of laws and regulations including those related to employment, trade, consumer protection, transportation, occupancy laws, health care, wage laws, employee health and safety, taxes, privacy, health information privacy, identify theft, customs, truth-in-advertising, securities laws, unsolicited commercial communication and environmental issues. Our policies, procedures and internal controls are designed to comply with foreign and domestic laws and regulations, such as those required by the Sarbanes-Oxley Act of 2002 and the U.S. Foreign Corrupt Practices Act. Although we have policies and procedures aimed at ensuring legal and regulatory compliance, our employees or vendors could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, results of operations, financial condition and cash flows. Furthermore, changes in the regulations, the imposition of additional regulations, or the enactment of any new legislation, particularly in the North America and International businesses, could adversely affect our results of operations or financial condition.

Fluctuations in our tax obligations and effective tax rate may result in volatility in our operating results.

We are subject to income taxes in many domestic and foreign jurisdictions. In addition, our products are subject to import and excise duties and/or sales, consumption or value-added taxes in many jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of domestic and foreign tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. There can be no assurance as to the outcome of these audits which may have an adverse effect to our business. In addition, our effective tax rate may be materially impacted by changes in tax rates and duties, the mix and level of earnings or losses by taxing jurisdictions, or by changes to existing accounting rules or regulations. Changes to foreign or domestic tax laws could have a material impact on our financial condition, results of operations or cash flows.

We may fail to meet analyst and investor expectations, which could cause the price of our stock to decline.

Our common stock is traded publicly and various securities analysts and investors follow our financial results and issue reports on us. These reports include information about our historical financial results as well as the analysts' and investors' estimates of our future performance. The analysts' and investors' estimates are based upon their own independent opinions and can be different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline.

The reduction of total outstanding shares through the execution of a share repurchase program of common stock may increase the risk that a group of shareholders could form a group to become a controlling shareholder.

A share repurchase program may be conducted from time to time under authorization made by our Board of Directors. We do not have a controlling shareholder, nor are we aware of any shareholders that have formed a "group" (defined as when two or more persons agree to act together for the purposes of acquiring, holding, voting or otherwise disposing of the equity securities of an issuer). The reduction of total outstanding shares through the execution of a share repurchase program of common stock may increase the risk that a group of shareholders could form a group to become a controlling shareholder.

A controlling shareholder would have significant influence over, and may have the ability to control, matters requiring approval by our shareholders, including the election of directors and approval of mergers, consolidations, sales of assets, recapitalizations and amendments to our articles of incorporation. Furthermore, a controlling shareholder may take actions with which other shareholders do not agree, including actions that delay, defer or prevent a change of control of the company and that could cause the price that investors are willing to pay for the company's stock to decline.

Increased scrutiny and changing expectations from stakeholders with respect to ESG matters may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their environmental, social and governance practices. Our employees, customers, various types of investors, and other stakeholders are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts. If our ESG practices do not meet stakeholder expectations, which continue to evolve, we may incur additional costs and our brand may be harmed.

Globally, a lack of harmonization and the rapid evolution in relation to ESG legal and regulatory reform across the jurisdictions in which we may operate may affect our future implementation of, and compliance with, ESG standards and requirements. Standards for tracking and reporting ESG matters are relatively new, have not been formalized and continue to evolve. Collecting, measuring, and reporting ESG information and metrics can be difficult and time consuming. In addition, our processes and controls may not comply with evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future, and could cause us to undertake costly initiatives to satisfy such new criteria.

We could incur charges due to impairment of goodwill, intangible assets and other long-term assets.

We have recorded goodwill, which is the premium paid over the fair market value of the acquired tangible and intangible assets paid in an acquisition, as part of our prior year acquisitions. Goodwill and intangible assets, which consist of tradenames and trademarks, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Any event that impacts our results negatively could lead to impairment of these assets which could have negative impacts on our earnings. Long-term assets, primarily fixed assets and operating lease right-of-use assets, are also subject to testing for impairment if events or changes in circumstances indicate that the asset might be impaired. A significant amount of judgment is involved in our impairment assessment. If actual results fall short of our estimates and assumptions used in estimating revenue growth, future cash flows and asset fair values, we could incur further impairment charges for goodwill, intangible assets, or long-term assets, which could have an adverse effect on our results of operations.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

Overview

At its core, our cybersecurity program is the collection of people, processes and technologies that are designed to protect our networks, computers and data from attack, damage, or unauthorized access. The cybersecurity program is also part of a broader cybersecurity framework, which involves how we assess and manage cybersecurity threat risks and how this integrates into our overall risk management framework. While the foregoing summary is specific to our North America business operations we believe that the cybersecurity programs of our International business operations are consistent with the approach and framework outlined below and are appropriate for the scope and scale of their operations.

The Security and Compliance Team, within our IT department, takes the lead role in helping to ensure that we maintain comprehensive technologies and programs to ensure our systems are effective and prepared for cybersecurity risks. The Security and Compliance Team is led by the Security and Compliance Program Manager and consists of a Lead Security Engineer and a Security Analyst. The Security and Compliance Team works very closely with our team across the IT department and with several different third parties who provide expertise in different areas such as threat hunting and penetration testing.

Objectives and Key Principles and Priorities

The objective of the Security and Compliance Team is to build practices within the company to define, implement, enforce, and measure our security, compliance and disaster recovery readiness. In doing so, it utilizes some of the following key guiding principles and priorities:

- ***Alignment***. Working within the organization to clearly define the need for secure computing practices, gaining buy-in on this need and the development of a mindset across the organization around secure computing.

- ***Measurement and Visibility***. Developing measurement and reporting methods which inform our stakeholders both in the business as well as external audit and other outside entities as to compliance with various security frameworks and regulatory obligations.

- ***Protection***. Using a commonly accepted industry framework to build and ensure the enforcement of policies and procedures which secure the data and systems of all our stakeholders.

- ***Response***. Ensuring that that if a security incident occurs there is a clear and well understood response plan which is followed by all response participants.

- ***Resources and Tools***. Identifying the resources needed to run the cybersecurity program commensurate with the size and complexity of our company, including identifying and implementing appropriate tools and systems to help strengthen our security posture.

On a day-to-day basis and from a project perspective, the Security and Compliance Team undertakes the following activities:

- Builds and reviews reports on newly identified security threats.

- Monitors various internal security toolsets including EDR (Endpoint Detection and Response), email security and logging from company firewalls and other security related systems and takes action to prevent or resolve incidents identified by monitoring.

- Ensures that appropriate vendor patches/configurations are applied to the various internal systems that operate to maintain a secure environment.

- Works with various teams with the IT department to ensure that company servers and data are properly backed up and that compliance requirements and security best practices are following during new system implementations.

- Deploys and tunes various security and monitoring platforms.

- Manages the North America Annual PCI (Payment Card Industry) review and consults with Zumiez international entities regarding PCI.

- Provides evidence gathering for, and conducts walk throughs with, internal and external audit teams for internal control over financial reporting related to Section 404 of the Sarbanes-Oxley Act of 2002 (SOX Controls).

- Maintains a system of security policies and procedures within the IT department related to cybersecurity and compliance requirements, primarily related to PCI compliance and SOX Controls.

Framework for Cybersecurity Controls

We have implemented risk-based controls to protect our networks, computers and data. To this end, we utilize the Center for Internet Security (CIS) version 8.0 framework, which is comprised of eighteen critical security controls. The CIS framework is based on the COSO (Committee of Sponsoring Organizations on the Treadway Commission) and NIST (National Institute of Standards and Technology) frameworks and provides a highly actionable way to implement those frameworks and maps directly to other compliance requirements relevant to us, including PCI compliance and SOX controls (briefly discussed above).

Use of Third Parties

We work with a third party that provides us with threat hunting services via an Endpoint Detection and Response (EDR) platform. This team proactively searches for newly uncovered threats based on up-to-the-minute intelligence on the cybersecurity threat landscape and their knowledge of the Zumiez environment. Upon discovery of a potential threat, the threat hunting team provides initial remediation guidance.

We also conduct periodic penetration testing of our systems. This testing is performed by a qualified third-party testing company and is in alignment with our CIS controls. Penetration testing is meant to provide us with information on the security of a particular system or application. These findings then can be used by us to inform remediation work on a go-forward basis.

Cybersecurity Insurance.

We maintain what we believe are appropriate levels of cybersecurity insurance that covers settlements, judgments and defense costs arising out of a failure of network security, a privacy breach, media liability, business income loss resulting from a cyber event and for cyber extortion coverage. This cybersecurity insurance coverage also provides for the following breach response services in connection with incidents involving the theft, loss or unauthorized disclosure of third-party information and computer system security breaches:

- Computer expert services (such as a cybersecurity firm to determine the existence and cause of an actual or suspected electronic data breach or a PCI forensic investigator in connection with investigations dealing with credit card data);

- Legal services;

- Notification services to provide notification to impacted individuals;

- Call center services;

- Breach resolution and mitigation services, including credit monitoring and identity theft monitoring; and

- Public Relations and crisis management expenses.

Cybersecurity Incident Response Plan

We have a Cybersecurity Incident Response Plan which is maintained by the Security and Compliance Team. The Incident Response Plan establishes what people and organizations need to be engaged in the event of a significant incident. The Incident Response Plan also provides templates for technical resolution, documentation and communication to internal stakeholders as well as insurers and governmental and other regulatory agencies.

Risk Mitigation

We also manage cybersecurity risk by limiting our threat landscape. For example, as an omni-channel retailer, we accept credit and debit cards via all sales channels and protecting cardholder data is a critical component of our security practices. Accordingly, PCI compliance (discussed briefly above) is very important and we engage an external qualified assessor to audit our compliance and to provide us with a report on compliance that is also shared with various payment providers. To help reduce our exposure to unauthorized access of cardholder data, we have utilized a strategy of minimizing or eliminating the storage of, and unencrypted transmission of, cardholder information across our various systems.

Moreover, our businesses do not involve or represent national infrastructure, the likes of which are common targets of cyber attackers (e.g., energy, oil & gas, transportation, communications, banking and financial systems, etc.). We recognize that cyber threats are a permanent part of the risk landscape and that new threats are constantly evolving. For these and other reasons, cybersecurity is a top risk management priority at Zumiez.

Like many companies, we face a number of cybersecurity risks in the day-to-day operation of our business. Although to date these risks have not materialized into any instances or series of instances that have had a material adverse effect on our business or otherwise caused material harm to the company, we have, on occasion, experienced cybersecurity threats to our data and information systems, including phishing attacks. For more information about the cybersecurity risks we face, see the risk factor entitled "If we fail to meet the requirements to adequately maintain the privacy and security of personal data and business information, we may be subject to adverse publicity, litigation and significant expenses" in Item 1A Risk Factors.

Governance

As discussed above, the Security and Compliance team takes a lead role in helping to ensure that we maintain comprehensive technologies and programs to ensure our systems are effective and prepared for cybersecurity risks. This team is supported by our Zumiez North America Cybersecurity Team, which consists of the Security and Compliance Program Manager, the Director of Infrastructure IT, the Vice President of IT, the Chief Financial Officer and the Chief Legal Officer. Additional support and guidance are provided by the Zumiez North America IT Steering Committee, which consists of the Chief Financial Officer, Chief Legal Officer, the Executive Vice President of North American Consumer Teams, the Vice President of IT, the Director of Infrastructure IT and the Senior Program Manager of Digital Commerce. Together, the Zumiez North America Cybersecurity Team and the Zumiez North America IT Steering Committee provide guidance and oversight to the Security and Compliance Team in alignment with the company's overall risk management and oversight framework.

Members of management, including our Chief Legal Officer, regularly report on the company's cybersecurity matters to our board's Audit Committee. The Audit Committee has been assigned the responsibility for reviewing and discussing with management the company's major operational, legal and regulatory risks, including data security and privacy and the company's policies to identify and manage cybersecurity risks.

In order to inform the Audit Committee of the planning and execution of our cybersecurity program, several different reports are provided from management.

Annual Cybersecurity Plan. This plan is provided for the first quarter Audit Committee meeting and outlines the cybersecurity related strategic initiatives for the fiscal year. It outlines any new investments and projects and their alignment with the cybersecurity framework, as well as the expected timelines for the implementation of these activities.

Quarterly Cybersecurity Memos. At the 2nd, 3rd and 4th quarter Audit Committee meetings, an update memo is provided to the Audit Committee that details the progress against the Annual Cybersecurity Plan, any updates on PCI compliance and SOX compliance activities and any emerging threats. The memo also contains a summary of significant cybersecurity threats over the past quarter both within our ecosystem and outside our ecosystem and any impact (if any) they may have had upon the company.

Internal Audit Reports. Our internal audit function's reviews of our information security programs and controls are included in quarterly reports to the Audit Committee.

The cybersecurity program and related risks are also discussed with the full Board of Directors as part of the review and discussions around the topic of risk management and the risk oversight framework that generally take place at the 3rd quarter Board of Directors meeting.

Any potentially significant information security issues that arise during the year are discussed with management and captured in our disclosure controls and procedures and are discussed with our Audit Committee chair between board meetings as appropriate.

Item 2. PROPERTIES

All of our stores are occupied under operating leases and encompassed approximately 2.2 million total square feet at February 1, 2025.

We own approximately 356,000 square feet of land in Lynnwood, Washington on which we own a 63,071 square foot home office. Additionally, we lease 14,208 square feet of office space in Schladming, Austria for our European home office.

We own a 168,450 square foot building in Corona, California that serves as our domestic warehouse and distribution center.

We lease 17,168 square feet of a distribution facility in Delta, British Columbia, Canada that supports our store operations in Canada. We lease 114,571 square feet to serve as a distribution and ecommerce fulfillment center and office space in Graz, Austria that supports our Blue Tomato ecommerce and store operations in Europe. We lease a 21,754 square feet building that serves as a distribution and ecommerce fulfillment center and office space in Melbourne, Australia that supports our Fast Times ecommerce and store operations in Australia.

Item 3. LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of current litigation is not expected to have a material adverse effect on our results of operations or financial condition.

See Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K, for additional information related to legal proceedings.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ZUMZ." At February 1, 2025, there were 19,158,574 shares of common stock outstanding.

Holders of the Company's Capital Stock

We had approximately 11 shareholders of record as of March 1, 2025. The number of shareholders of record is based upon the actual number of shareholders registered at such date and does not include holders of shares in "street names" or persons, partnerships, associates, corporations or other entities identified in security position listings maintained by depositories such as the Depository Trust Company.

Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend at this time. Payment of dividends is evaluated on a periodic basis.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

There were no issuer purchases of our common stock during the thirteen weeks ended February 1, 2025

Performance Measurement Comparison

The following graph shows a comparison for total cumulative returns for Zumiez, the Nasdaq Composite Index, the Nasdaq Retail Trade Index, the S&P Midcap 400, and the S&P 400 apparel retail during the period commencing on February 1, 2020 and ending on February 1, 2025. The comparison assumes $100 was invested on February 1, 2020 in each of Zumiez, the Nasdaq Composite Index and the Nasdaq Retail Trade Index, and assumes the reinvestment of all dividends, if any. The comparison in the following graph and table is required by the SEC and is not intended to be a forecast or to be indicative of future Company common stock performance.

For the year ended February 3, 2024, the Company elected to change the relative benchmark groups from NASDAQ Composite Index and NASDAQ Retail Trade Index, to S&P Midcap 400 and S&P 400 apparel retail. Our vendor has discontinued their in-house calculation for NASDAQ as they fell out of the requirements of using indexes that are publicly accessible to shareholders.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Zumiez Inc., the S&P MidCap 400 Index and the S&P 400 Apparel Retail Index

*$100 invested on 2/1/20 in stock or index, including reinvestment of dividends. Indexes calculated on month-end basis.

	2/2/20	1/30/21	1/29/22	1/28/23	2/3/24	2/1/25
Zumiez	100.00	138.21	138.76	82.61	56.79	51.20
S&P MidCap 400	100.00	118.46	135.11	138.27	144.87	174.39
S&P 400 Apparel Retail	100.00	127.00	141.51	118.23	117.06	152.91

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis compares the change in the consolidated financial statements for years ended and February 1, 2025 and February 3, 2024 and should be read together with our consolidated financial statements, the accompanying notes, and other information included in this Annual Report. In particular, the risk factors contained in Item 1A may reflect trends, demands, commitments, events, or uncertainties that could materially impact our results of operations and liquidity and capital resources. For comparisons of years ended February 3, 2024 and January 28, 2023, see our Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 2 of our Annual Report on Form 10-K for the year ended February 3, 2024, filed with the SEC on March 13, 2025 and incorporated herein by reference.

This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled" Risk Factors" and in other parts of this Annual Report on Form 10-K. See also the section titled "Note Regarding Forward-Looking Statements" in this report.

For Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) related to the year ended January 28, 2023, refer to this same section in our 2023 annual report on Form 10-K as filed with the Securities and Exchange Commission on March 13, 2025.

Fiscal 2024—A Review of This Past Year

After stimulus driven, record breaking results in fiscal 2021, the absence of stimulus, trend shifts and the compounding multi-year inflationary impact on consumers were significant detriments throughout fiscal year 2022.While negative sales trends continued into fiscal 2023, they lessened in intensity each quarter with fourth quarter comparable sales down 3.9% from the prior year. The improving sales trends throughout fiscal 2023 reflected positive momentum in emerging brands on the men's side of the business as the men's category turned positive in the fourth quarter. In 2024, sales trends turned positive after the first quarter and we posted positive comparable sales growth in each of the final eight months of the year with comparable sales up 4.0% for the full year (and total sales up 1.6% despite the negative impacts on growth of both the 53rd week in the prior year worth $12.0 million and closed stores worth $9.0 million). The turn of our business continues to be driven by the apparel categories across both men's and women's with the men's business being our largest growth category followed by women's and footwear.

In fiscal year 2024, product margin increased 54 basis points from the prior year driven by strong private label performance and less discounting with better sales performance. Fiscal 2024 was the highest product margin in our history excluding fiscal 2021 which was positively impacted by significant stimulus spending. Gross Margin improved 200 basis points to 34.1% in 2024 driven by leverage on increased sales, strong management of our lease portfolio, negotiated reductions in shipping costs and well-managed distribution operations. Our Selling General and Administrative expenses were down $44.6 million from the prior year driven by a $41.1 million goodwill impairment charge in fiscal 2023. Excluding that charge, Selling General and Administrative expenses were reduced by $3.5 million from fiscal 2023 with continued management of expenses that was slightly offset by higher levels of incentive compensation for current year performance. Our sales growth, combined with increases in product margins and reductions of expense across multiple areas drove a positive $1.9 million in operating profit for the year, an improvement of $66.7 million from 2023, or an improvement of $25.6 million excluding the goodwill impairment charges in 2023. Due to an effective tax rate of 142.0% related to the distribution of our income across the jurisdictions in which we operate, we had a $0.09 loss per share in fiscal 2024. This was an improvement from a loss of $3.25 per share in fiscal 2023, or a $1.12 loss per share excluding goodwill impairment charges.

As a leading global lifestyle retailer, we continue to differentiate ourselves through our distinctive brand offering and diverse product selection, as well as the unique customer experience across all of our platforms. We remained committed to serving our customer launching well over 120 new brands in 2024. We made investments over several years to integrate the digital and physical channels creating a seamless shopping experience for our customer. We are continuing to deliver our online orders in North America from our stores, which has provided substantial improvements in the speed of delivery to our customers, eliminated the need to manage two pools of inventory separately for digital and physical demand, and created one cost structure for execution of both physical and digital sales. Internationally we continue to see deeper penetration of localized fulfillment and are in various stages of roll-out in different countries. In-store fulfillment is a key part of strategy that we believe will drive long term market share by leveraging the strengths of our store sales team, providing better and faster service to customers, improving product margins, maximizing the productivity of inventory, providing additional selling opportunities, and utilizing one cost structure to serve the customer.

The following table shows net sales, operating profit (loss), operating margin and diluted (loss) earnings per share for fiscal 2024 compared to fiscal 2023:

	Fiscal 2024	Fiscal 2023	% Change
Net sales (in thousands) (1)	$ 889,202	$ 875,486	1.6%
Operating profit (loss) (in thousands)	$ 1,950	$ (64,789)	103.0%
Operating margin	0.2%	-7.4%	
Diluted loss per share	$ (0.09)	$ (3.25)	97.2%

_____

(1) The increase in net sales was primarily driven by an increase in dollars per transaction, partially offset by a decrease in transactions. The increase in dollars per transaction was driven by an increase in average unit retail, and an increase in units per transaction. For the year, our largest growth in comparable sales was in our men's category, followed by women's and footwear. Our largest comparable sales decrease was in our accessories category, followed by hardgoods.

Fiscal 2025—A Look At the Upcoming Year

In fiscal 2025, our focus will continue to be serving the customer by bringing differentiated product in a unique sales experience along with strategic investments focused on enhancing the customer experience while increasing market share and creating operational efficiencies to drive long-term operating margin expansion. After two difficult years the business returned to growth and positive free cash flow. The balance sheet remains strong with $147.6 million in cash and marketable securities at the end of fiscal 2024 with no debt. We are in a solid financial position providing the security to manage through potential difficulties, while also investing strategically in important long-term initiatives and returning value to our shareholders.

While our growth and return to positive operating profit in fiscal 2024 have us optimistic, the macro-economic environment in 2025 remains unclear. Inflation has moderated, but it is not yet at desired levels. The impact of multiple years of compounding growth in the cost of consumer goods continues to put pressure on the discretionary income of our customer base as consumer savings balances decrease and consumer debt grows. The impact of global events and regulation change could also continue to make things less clear on the consumer and potentially result in a pullback of spending. However, with sales momentum as we exit fiscal 2024, our focus will be to further capitalize on the positive trends in the business and provide the newness that our customers expect from Zumiez. Trend cycles continue to move quickly, and we will invest in our ability to better understand our customers, communicate with them and serve their needs to drive market share gains.

General

Net sales constitute gross sales, net of actual and estimated returns and deductions for promotions, and shipping revenue. Net sales include our store sales and our ecommerce sales. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized based on our historical redemption rate in proportion to the pattern of rights exercised by the customer.

We report "comparable sales" based on net sales beginning on the first anniversary of the first day of operation of a new store or ecommerce business. We operate a sales strategy that integrates our stores with our ecommerce platform. There is significant interaction between our store sales and our ecommerce sales channels and we believe that they are utilized in tandem to serve our customers. Therefore, our comparable sales also include our ecommerce sales. Changes in our comparable sales between two periods are based on net sales of store or ecommerce business which were in operation during both of the two periods being compared and, if a store or ecommerce business is included in the calculation of comparable sales for only a portion of one of the two periods being compared, then that store or ecommerce business is included in the calculation for only the comparable portion of the other period. Any increase or decrease less than 25% in square footage of an existing comparable store, including remodels and relocations within the same mall, or temporary closures less than seven days does not eliminate that store from inclusion in the calculation of comparable sales. Any store or ecommerce business that we acquire will be included in the calculation of comparable sales after the first anniversary of the acquisition date. Current year foreign exchange rates are applied to both current year and prior year comparable sales to achieve a consistent basis for comparison. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable sales. As a result, data herein regarding our comparable sales may not be comparable to similar data made available by our competitors or other retailers.

Cost of goods sold ("COGS") consists of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs. Our cost of goods sold also includes shrinkage, buying, occupancy, ecommerce fulfillment, distribution and warehousing costs (including associated depreciation) and freight costs for store merchandise transfers. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold. Cash consideration received from vendors is reported as a reduction of cost of goods sold if the inventory has sold, a reduction of the carrying value of the inventory if the inventory is still on hand, or a reduction of selling, general and administrative expense if the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

With respect to the freight component of our ecommerce sales, amounts billed to our customers are included in net sales and the related freight cost is charged to cost of goods sold.

Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and information technology expenses, freight costs for merchandise shipments from the distribution centers to the stores, store supplies, depreciation on fixed assets at our home office and stores, facility expenses, training expenses and advertising and marketing costs. Credit card fees, insurance, public company expenses, legal expenses, amortization of intangibles, and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses.

Key Performance Indicators

Our management evaluates the following items, which we consider key performance indicators, in assessing our performance:

Net sales. Net sales constitute gross sales, net of sales returns and deductions for promotions, and shipping revenue. Net sales includes comparable sales and new store sales for all our store and ecommerce businesses. We consider net sales to be an important indicator of our current performance. Net sales results are important to achieve leveraging of our costs, including store payroll and store occupancy. Net sales also have a direct impact on our operating profit, cash and working capital.

Gross profit. Gross profit measures whether we are optimizing the price and inventory levels of our merchandise. Gross profit is the difference between net sales and cost of goods sold. Any inability to obtain acceptable levels of initial markups or any significant increase in our use of markdowns could have an adverse effect on our gross profit and results of operations.

Operating profit. We view operating profit as a key indicator of our success. Operating profit is the difference between gross profit and selling, general and administrative expenses. The key drivers of operating profit are net sales, gross profit, our ability to control selling, general and administrative expenses and our level of capital expenditures affecting depreciation expense.

Diluted earnings per share. Diluted earnings per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. We view diluted earnings per share as a key indicator of our success in increasing shareholder value.

Results of Operations

The following table presents selected items on the consolidated statements of (loss) income as a percent of net sales:

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	65.9%	67.9%	66.1%
Gross profit	34.1%	32.1%	33.9%
Selling, general and administrative expenses	33.9%	39.5%	30.7%
Operating profit (loss)	0.2%	-7.4%	3.2%
Interest and other income, net	0.3%	0.3%	0.2%
Earnings (loss) before income taxes	0.5%	-7.1%	3.4%
Provision for income taxes	0.7%	0.1%	1.2%
Net (loss) income	-0.2%	-7.2%	2.2%

Fiscal 2024 Results Compared With Fiscal 2023

Net Sales

Net sales were $889.2 million for fiscal 2024 compared to $875.5 million for fiscal 2023, an increase of $13.7 million or 1.6%. The increase in sales was primarily driven by key brands and fashion trends in the market partially offset by a decrease of $12.0 million related to the additional week in the 53-week period, and the impact of closed stores worth $9.0 million.

Comparable sales increased 4.0% driven by an increase in dollars per transaction and partially offset by a decrease in transactions. The increase in dollars per transaction was driven by an increase in both average unit retail, and units per transaction. For the year, our largest growth in comparable sales was in our men's category, followed by women's and footwear. Our largest comparable sales decrease was in our accessories category, followed by hardgoods.

By region, North America sales increased $22.3 million or 3.2% and other international sales decreased $8.6 million or 4.8% during fiscal 2024 compared to fiscal 2023. Net sales for the year ended February 1, 2025 included a $3.1 million decrease due to the change in foreign exchange rates, which consisted of a $1.7 million decrease in Europe, a decrease of $1.1 million in Canada, and a decrease of $0.3 million in Australia. Excluding the impact of changes in foreign exchange rates, North America sales increased $23.5 million or 3.4% and other international sales decreased $6.7 million or 3.8% during fiscal 2024 compared to fiscal 2023.

Gross Profit

Gross profit was $303.0 million for fiscal 2024 compared to $280.9 million for fiscal 2023, an increase of $22.1 million, or 7.9%. As a percentage of net sales, gross profit increased 200 basis points in fiscal 2024 to 34.1%. The increase was primarily driven by 80 basis point benefit in web shipping costs, 70 basis point increase in product margin (defined as net sales minus cost of goods sold excluding shrinkage, buying, occupancy, distribution and warehousing costs and freight costs for store merchandise transfers) due to reduced discounting and continued strength of our private label that carries higher product margin, 50 basis point leverage in store occupancy costs, and

30 basis point efficiencies in distribution center cost. These benefits were partially offset by 20 basis point of negative impact related to increased inventory shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $301.1 million for fiscal 2024 compared to $345.7 million for fiscal 2023, a decrease of $44.6 million, or 12.9%. SG&A expenses as a percent of net sales decreased 560 basis points in fiscal 2024 to 33.9%. The benefit was primarily driven by 480 basis point benefit due to impairment of prior year goodwill worth $41.1 million, 30 basis point benefit due to lower corporate costs, 30 basis point benefit in store wages driven by efficiencies in hours and leverage in higher sales and 30 basis points from store costs not tied to wages primarily impacted by leverage on higher sales. These decreases were partially offset by a 20 basis point increase in annual incentive compensation.

Net Loss

Net loss for fiscal 2024 was $1.7 million, or $0.09 per diluted share, compared with net loss of $62.6 million, or $3.25 per diluted share, for fiscal 2023. Our effective income tax rate for fiscal 2024 was 142.0% compared to -1.2% for fiscal 2023. The change in effective income tax rate for fiscal 2024 compared to fiscal 2023 was primarily related to foreign losses in Austria, which are subject to a valuation allowance. Due to cumulative and ongoing foreign losses in such jurisdictions, the realization of such deferred tax assets is uncertain and thus subject to a valuation allowance. The increase in the valuation allowance in fiscal 2024 resulted in $5.1 million of income tax expense when compared to fiscal 2023 of $12.3 million.

Liquidity and Capital Resources

Our cash requirements are subject to change as business conditions warrant and opportunities arise. Our primary uses of cash are for operational expenditures, inventory purchases, common stock repurchases and capital investments, including new stores, store remodels, store relocations, store fixtures and ongoing infrastructure improvements. Historically, our main source of liquidity has been cash flows from operations.

The significant components of our working capital are inventories and liquid assets such as cash, cash equivalents, current marketable securities and receivables, reduced by accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have longer payment terms with our vendors.

At February 1, 2025 and February 3, 2024, cash, cash equivalents and current marketable securities were $147.6 million and $171.6 million. Working capital, the excess of current assets over current liabilities, was $166.9 million at the end of fiscal 2024, a decrease of 9% from $182.5 million at the end of fiscal 2023. The increase in cash, cash equivalents and current marketable securities in fiscal 2024 was due primarily to cash provided by operating activities of $20.7 million, sale of marketable securities net of purchases amounting to $47.6 million, partially offset by the $25.2 million repurchase of common stock, and capital expenditures of $15.0 million primarily related to the opening of 7 new stores and 6 remodels and relocations.

The following table summarizes our cash flows from operating, investing and financing activities (in thousands):

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Total cash provided by (used in)			
Operating activities	$ 20,701	$ 14,755	$ (379)
Investing activities	32,602	(8,548)	54,209
Financing activities	(24,600)	704	(87,257)
Effect of exchange rate changes on cash and cash equivalents	(1,458)	(1,080)	(2,172)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 27,245	$ 5,831	$ (35,599)

Operating Activities

Net cash provided by operating activities increased by $5.9 million in fiscal 2024 to $20.7 million cash provided by operating activities from $14.8 million cash provided by operating activities in fiscal 2023. Net cash provided by operating activities increased by $15.1 million in fiscal 2023 to $14.8 million cash provided by operating activities from $0.4 million cash used in operating activities in fiscal 2022. Our operating cash flows result primarily from cash received from our customers, offset by cash payments we make for inventory, employee compensation, store occupancy expenses and other operational expenditures. Cash received from our customers generally corresponds to our net sales. Because our customers primarily use credit and debit cards or cash to buy from us, our receivables from customers settle quickly. Changes to our operating cash flows have historically been driven primarily by changes in operating income, which is impacted by changes to non-cash items such as depreciation, impairment, amortization and accretion, deferred taxes, and changes to the components of working capital.

Investing Activities

Net cash provided by investing activities was $32.6 million in fiscal 2024 related to $15.0 million of capital expenditures primarily for and existing store remodels or relocations primarily offset by $47.6 million in sales of marketable securities, net of purchases. Net cash used in investing activities was $8.5 million in fiscal 2023 related to $20.4 million of capital expenditures primarily for new store openings and existing store remodels or relocations primarily offset by $11.7 million in net sales of marketable securities. Net cash provided by investing activities was $54.2 million in fiscal 2022 related to $79.8 million in net sales of marketable securities and $25.6 million of capital expenditures primarily for new store openings and existing store remodels or relocations.

Financing Activities

Net cash used in financing activities in fiscal 2024 was $24.6 million, related $25.2 million used in the repurchase of common stock partially offset by $0.6 million in proceeds from the issuance and exercise of stock-based awards. Net cash provided by financing activities in fiscal 2023 was $0.7 million related to proceeds from the issuance and exercise of stock-based awards. Net cash used in financing activities in fiscal 2022 was $87.3 million related to $87.9 million used in the repurchase of common stock and $0.5 million in payments for tax withholding obligations upon vesting of restricted stock partially offset by $1.1 million in proceeds from the issuance and exercise of stock-based awards

Capital Expenditures

Our capital requirements include construction and fixture costs related to the opening of new stores and remodel and relocation expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future.

During fiscal 2024, we spent $15.0 million on capital expenditures which consisted of $8.2 million of costs related to investment in 7 new stores and 6 remodeled or relocated stores, $2.8 million associated with improvements to our websites and $4.0 million in other improvements.

During fiscal 2023, we spent $20.4 million on capital expenditures which consisted of $8.1 million of costs related to investment in 19 new stores and 4 remodeled or relocated stores, $6.3 million associated with improvements to our websites and $6.0 million in other improvements.

During fiscal 2022, we spent $25.6 million on capital expenditures which consisted of $13.8 million of costs related to investment in 32 new stores and 2 remodeled or relocated stores, $4.9 million associated with improvements to our websites and $6.9 million in other improvements.

In fiscal 2025, we expect to spend approximately $13.0 million to $15.0 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the approximately 9 new stores we plan to open in fiscal 2025 and 6 remodels or relocations of existing stores. There can be no assurance that the number of stores that we actually open in fiscal 2025 will not be different from the number of stores we plan to open, or that actual fiscal 2025 capital expenditures will not differ from this expected amount.

Other Material Cash Requirements

Our material cash requirements include the following contractual and other obligations: (1) purchase obligations (for additional information, see Note 11 to the Consolidated Financial Statements); (2) supply and service arrangements entered in the normal course of business; (3) operating lease payments (for additional information, see Note 10 to the Consolidated Financial Statements); and (4) employee wages, benefits, and incentives; (5) commitments for capital expenditures; and (6) tax payables. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

At February 1, 2025, we did not have any "off-balance sheet arrangements," as defined in relevant SEC regulations that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Sources of Liquidity

Our most significant sources of liquidity continue to be funds generated by operating activities and available cash, cash equivalents and current marketable securities. We expect these sources of liquidity and available borrowings under our revolving credit facility will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. However, there can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

On December 20, 2024, we entered into a credit agreement with PNC Bank, National Association (the "bank"). The Credit Agreement provides for a revolving credit facility of up to $25 million (the "credit facility") and is available for general corporate purpose. This Credit Facility also provides for the issuances of standby letters of credit in an amount not to exceed $17.5 million, commercial letters of credit in an amount not to exceed $10 million and borrowings in foreign currency with a borrowing sublimit not to exceed $15 million in equivalent U.S. dollars. The amount of borrowing available at any time under the Credit Facility is reduced by the amount of standby and commercial letters of credit outstanding at that time. This credit facility replaced our previously maintained agreement with Wells Fargo Bank, N.A. which we terminated on May 3, 2024.

The new Credit Facility is secured by cash and marketable securities that are in an account held and monitored by the Bank. The value of this collateral must always be greater than or equal to the new Credit Facility commitment amount of $25 million. Amounts borrowed under the new Credit Facility bear interest at the rate of SOFR plus 1.00% per annum. The Credit Agreement does not provide for any financial covenants but does include standard and customary covenants consistent with credit facilities of this nature. The new Credit Facility does not carry any ongoing or unused balance fees. The Credit Facility will mature on December 20, 2025.

There were no borrowings or open commercial letters of credit outstanding under the secured credit facility at February 1, 2025 and February 3, 2024. We had $2.7 million and $3.5 million in issued, but undrawn, standby letters of credit at February 1, 2025 and February 3, 2024, respectively

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K. We believe that the following accounting estimates involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions
Valuation of Merchandise Inventories		
We value our inventory at the lower of average cost or net realizable value through the establishment of write-down and inventory loss reserves. Our write-down reserve represents the excess of the carrying value over the amount we expect to realize from the ultimate sales or other disposal of the inventory. Write-downs establish a new cost basis for our inventory. Subsequent changes in facts or circumstances do not result in the restoration of previously recorded write-downs or an increase in that newly established cost basis. Our inventory loss reserve represents anticipated physical inventory losses ("shrinkage reserve") that have occurred since the last physical inventory.	Our write-down reserve contains uncertainties because the calculation requires management to make assumptions based on the current rate of sales, the age and profitability of inventory and other factors. Our shrinkage reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including historical percentages that can be affected by changes in merchandise mix and changes in actual shrinkage trends.	We have not made any material changes in the accounting methodology used to calculate our write-down and shrinkage reserves in the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates we use to calculate our inventory reserves. However, if actual results are not consistent with our estimates, we may be exposed to losses or gains that could be material. Our inventory reserves have increased by $0.4 million in fiscal 2024. A 10% decrease in the sales price of our inventory at February 1, 2025 would have decreased net income by $0.6 million in fiscal 2024. A 10% increase in actual physical inventory shrinkage rate at February 1, 2025 would have decreased net income by less than $0.1 million in fiscal 2024.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions

Valuation of Long-Lived Assets

We review the carrying value of our long-lived assets, including fixed assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of such asset or asset group may not be recoverable.

Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing the fair value of the asset to the asset carrying value.

Events that may result in an impairment include the decision to close a store or facility or a significant decrease in the operating performance of a long-lived asset group. Our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting future sales, gross profit, operating expenses, or sub-lease income. In addition to historical results, current trends and initiatives, and long-term macro-economic and industry factors are qualitatively considered. Additionally, management seeks input from store operations related to local economic conditions, including the impact of closures of selected co-tenants who occupy the mall.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected. Declines in projected cash flow of the assets could result in impairment. We recognized impairment losses of $1.5 million related to long-lived assets in fiscal 2024.

A 10 basis point decrease in forecasted sales assumptions would have resulted in an additional impairment charge of $0.3 million in fiscal 2024.

Right-of-use Assets and Lease Liabilities

We determine if a contract contains a lease at inception. Our operating leases primarily consist of retail store locations, distribution centers and corporate office space. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, net of lease incentives received and initial direct costs paid. Our retail store leases are generally for an initial period of 5-10 years, with some of our international leases structured to include renewal options at our election. We include renewal options that we are reasonably certain to exercise in the measurement of our lease liabilities and right-of-use assets.

Significant judgment is required in determining our incremental borrowing rate and the expected lease term, both of which impact the determination of lease classification and the present value of lease payments. Generally, our lease contracts do not provide a readily determinable implicit rate and, therefore, we use an estimated incremental borrowing rate as of the lease commencement date in determining the present value of lease payments. The estimated incremental borrowing rate reflects considerations such as market rates for our outstanding collateralized debt and interpolations of rates for leases with terms that differ from our outstanding debt.

Our lease terms include option periods to extend or terminate the lease when it is reasonably certain that those options will be exercised, which is generally through an initial period of 5-10 years.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate right-of-use assets and lease liabilities. Given the significant operating lease assets and liabilities recorded, changes in the estimates made by management or the underlying assumptions could have a material impact on our consolidated financial statements.

Total undiscounted future payments for lease liabilities were $228.5 million at February 1, 2025. If the incremental borrowing rate increased 10 basis points from the rate in effect at February 1, 2025, the lease liability balance would decrease by $0.2 million.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions

Revenue Recognition

Revenue is recognized upon purchase at our retail store locations. For our ecommerce sales, revenue is recognized upon shipment to the customer. Revenue is recorded net of sales returns and deductions for promotions. Revenue is not recorded on the sale of gift cards. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized in proportion of the patterns used by the customer based on our historical redemption patterns.	Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions regarding future sales returns and the amount and timing of gift cards projected to be redeemed by gift card recipients. Our estimate of the amount and timing of sales returns and gift cards to be redeemed is based primarily on historical experience.	We have not made any material changes in the accounting methodology used to measure future sales returns or gift card breakage in the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize revenue. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. Our sales return reserve has increased by $0.2 million in fiscal 2024. A 10% increase in our sales return reserve at February 1, 2025 would have decreased net income by $0.3 million in fiscal 2024. Our gift card breakage reserve has increased by $1.8 million in fiscal 2024. A 1% increase in the estimated gift card redemption rate would have decreased net income by less than $0.1 million in fiscal 2024.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, income taxes are estimated for each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on the consolidated balance sheets. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We regularly evaluate the likelihood of realizing the benefit for income tax positions we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances and information available to us. If we believe it is more likely than not that our position will be sustained, we recognize a benefit at the largest amount that we believe is cumulatively greater than 50% likely to be realized.	Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. The assessment of whether we will realize the value of our deferred tax assets requires estimates and judgments related to amount and timing of future taxable income. Actual results may differ from those estimates. Additionally, changes in the relevant tax, accounting and other laws, regulations, principles and interpretations may adversely affect financial results.	Although management believes that the income tax related judgments and estimates are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. At February 1, 2025 and February 3, 2024, we had valuation allowances on our deferred tax assets of $28.8 million and $25.0 million, respectively. Significant changes in performance or estimated taxable income may result in a change in our assessment of the valuation allowance. Upon income tax audit, any unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions
Accounting for Contingencies		
We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency.	Significant judgment is required in evaluating our claims and contingencies, including determining the probability that a liability has been incurred and whether such liability is reasonably estimable. The estimated accruals for claims and contingencies are made based on the best information available, which can be highly subjective.	Although management believes that the contingency related judgments and estimates are reasonable, our accrual for claims and contingencies could fluctuate as additional information becomes known, thereby creating variability in our results of operations from period to period. Additionally, actual results could differ and we may be exposed to losses or gains that could be material. See Note 11, "Commitments and Contingencies," in the Notes to the consolidated financial statements found in Part IV Item 15 of this Form 10-K.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our earnings are affected by changes in market interest rates as a result of our short-term and long-term marketable securities, which are primarily invested in state and local municipal securities and variable-rate demand notes, which have long-term nominal maturity dates but feature variable interest rates that reset at short-term intervals. If our current portfolio average yield rate decreased by 10% in fiscal 2024, our net income would have decreased by $0.4 million. This amount is determined by considering the impact of the hypothetical yield rates on our cash, cash equivalents, short-term marketable securities and assumes no changes in our investment structure.

During different times of the year, due to the seasonality of our business, we may borrow under our revolving credit facility. To the extent we borrow under this revolving credit facility, we are exposed to the market risk related to changes in interest rates.

Effective as of May 3, 2024, we terminated our Credit Agreement with Wells Fargo Bank and standby letters of credit were transitioned to restricted deposits. On December 20, 2024, we entered a new Credit Agreement with PNC Bank, National Association. See Note 9 Revolving Credit Facilities and Debt for more details of termination and new credit agreement. At February 1, 2025, we had no borrowings outstanding under the secured revolving credit facility.

Foreign Exchange Rate Risk

Our international subsidiaries operate with functional currencies other than the U.S. Dollar, including the Canadian Dollar, Euro, Australian Dollar, Norwegian Krone, Swedish Krona, and Swiss Franc. Therefore, we must translate revenues, expenses, assets and liabilities from functional currencies into U.S. dollars at exchange rates in effect during, or at the end of, the reporting period. As a result, the fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of revenues, expenses, assets and liabilities. Assuming a 10% change in foreign exchange rates in fiscal 2024 our net income would have decreased or increased by $1.3 million. As we expand our international operations, our exposure to exchange rate fluctuations will continue to increase. To date, we have not used derivatives to manage foreign currency exchange risk.

We import merchandise from foreign countries. As a result, any significant or sudden change in the financial, banking or currency policies and practices of these countries could have a material adverse impact on our financial position, results of operations and cash flows.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is set forth in "Index to the Consolidated Financial Statements," found in Part IV Item 15 of this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). Based on this evaluation, our CEO and CFO concluded that, as of February 1, 2025, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) during the quarter ended February 1,

2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This process includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of February 1, 2025. Management's assessment was based on criteria described in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of February 1, 2025.

The effectiveness of the Company's internal control over financial reporting as of February 1, 2025 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report, appearing herein under the heading "Report of Independent Registered Public Accounting Firm."

Item 9B. OTHER INFORMATION

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the company's fourth quarter ended February 1, 2025, none of its directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of SEC Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and nominees for directorship is presented under the headings "Election of Directors," in our definitive proxy statement for use in connection with our 2025 Annual Meeting of Shareholders (the "Proxy Statement") that will be filed within 120 days after our fiscal year ended February 1, 2025 and is incorporated herein by this reference thereto. Information concerning our executive officers is set forth under the heading "Executive Officers" in our Proxy Statement, and is incorporated herein by reference thereto. Information regarding compliance with Section 16(a) of the Exchange Act, our code of conduct and ethics and certain information related to the Company's Audit Committee, Compensation Committee and Governance Committee is set forth under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by reference thereto.

Item 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our directors and executive officers and certain information related to the Company's Compensation Committee is set forth under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is presented under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is Moss Adams LLP, Seattle, WA, PCAOB ID: 659.

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Registered Public Accounting Firm for Fiscal 2024 and 2023" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Consolidated Financial Statements

(2)   Consolidated Financial Statement Schedules:

All financial statement schedules are omitted because the required information is presented either in the consolidated financial statements or notes thereto, or is not applicable, required or material.

(3)   Exhibits included or incorporated herein:

See Exhibit Index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Zumiez Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zumiez Inc. (the "Company") as of February 1, 2025 and February 3, 2024, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the three years in the period ended February 1, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the *consolidated* financial statements referred to above present fairly, in all material respects, the *consolidated* financial position of the Company as of February 1, 2025 and February 3, 2024, and the *consolidated* results of its operations and its cash flows for each of the three years in the period ended February 1, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting included in Item 9A*. Our responsibility is to express an opinion on the Company's *consolidated* financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the *consolidated* financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the *consolidated* financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the *consolidated* financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the *consolidated* financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Store Assets Impairment

As described in Note 6 to the consolidated financial statements, the Company's consolidated fixed assets, net balance was $80.2 million and operating lease right-of-use assets was $183.2 million as of February 1, 2025. For the year ended February 1, 2025, the Company recognized store asset impairment losses of $1.5 million, as disclosed in Note 12, which consists of impairment charges for fixed assets of $0.9 million and impairment charges for operating right-of-use assets of $0.6 million. As described in Note 2 to the consolidated financial statements, the Company evaluates the carrying value of long-lived assets or asset groups (defined as a store, corporate facility or distribution center) for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. Events that result in a store asset impairment review include plans to close a store or facility or a significant decrease in the operating performance of a store. When such an indicator occurs, the Company evaluates the store assets for impairment by comparing the undiscounted future cash flows expected to be generated by the store to the carrying amount. If the carrying amount exceeds the estimated undiscounted future cash flows, an analysis is performed to estimate the fair value of the assets. An impairment is recorded if the fair value of the store's assets is less than the carrying amount.

The evaluation of store assets for possible indications of impairment and the determination of the fair value of a store requires management to make significant estimates, complex judgments, and assumptions. These assumptions include estimated future cash flows, sublease income, and the discount rate. Given the Company's evaluation of impairment of store assets requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of store assets may not be recoverable and determine store fair value required a high degree of auditor judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and testing the operating effectiveness of internal controls related to management's identification of indicators of impairment, the assessment of the projected undiscounted cash flows to be generated by stores with indicators of impairment, the determination of the fair value of the stores, and the measurement of any resulting impairment. Our audit procedures included the following, among others:

- Evaluating management's store asset impairment analysis, including inspecting the Company's analysis of historical results by store to determine if contrary evidence existed as to the completeness of the population of potentially impaired stores.

- Testing management's process for determining the projected undiscounted cash flows to be generated by the stores. We evaluated the reasonableness of management's assumptions used to forecast future cash flows, including forecasted growth rates by comparing these forecasts to historical operating results of the Company.

- Evaluating management's assumptions used to estimate the fair value of the stores by performing a sensitivity analysis to evaluate the changes in the fair value of the individual stores that would result from changes in the underlying assumptions.

/s/ Moss Adams LLP

Seattle, Washington

March 13, 2025

We have served as the Company's auditor since 2006.

ZUMIEZ INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	February 1, 2025	February 3, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 112,668	$ 88,875
Marketable securities	34,890	82,704
Receivables	12,825	13,780
Inventories	146,648	128,827
Prepaid expenses and other current assets	15,354	12,401
Total current assets	322,385	326,587
Fixed assets, net	80,178	90,508
Operating lease right-of-use assets	183,235	196,775
Goodwill	15,258	15,374
Intangible assets, net	13,577	14,200
Deferred tax assets, net	8,684	8,623
Other long-term assets	11,564	12,159
Total long-term assets	312,496	337,639
Total assets	$ 634,881	$ 664,226
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 49,389	$ 38,885
Accrued payroll and payroll taxes	21,962	18,431
Operating lease liabilities	56,009	60,885
Other current liabilities	28,154	25,886
Total current liabilities	155,514	144,087
Long-term operating lease liabilities	143,812	159,877
Other long-term liabilities	6,578	7,052
Total long-term liabilities	150,390	166,929
Total liabilities	305,904	311,016
Commitments and contingencies (Note 11)		
Shareholders' equity		
Preferred stock, no par value, 20,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 50,000 shares authorized; 19,159 shares issued and outstanding at February 1, 2025 and 19,833 shares issued and outstanding at February 3, 2024	203,581	196,144
Accumulated other comprehensive loss	(23,778)	(19,027)
Retained earnings	149,174	176,093
Total shareholders' equity	328,977	353,210
Total liabilities and shareholders' equity	$ 634,881	$ 664,226

See accompanying notes to consolidated financial statements.

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(In thousands, except per share amounts)

	Fiscal Year Ended		
	February 1, 2025	**February 3, 2024**	**January 28, 2023**
Net sales	$ 889,202	$ 875,486	$ 958,380
Cost of goods sold	586,162	594,596	633,702
Gross profit	303,040	280,890	324,678
Selling, general and administrative expenses	301,090	345,679	293,578
Operating profit (loss)	1,950	(64,789)	31,100
Interest income, net	4,205	3,522	1,924
Other expense, net	(2,078)	(611)	(557)
Earnings (loss) before income taxes	4,077	(61,878)	32,467
Provision for income taxes	5,790	732	11,433
Net (loss) income	$ (1,713)	$ (62,610)	$ 21,034
Basic (loss) earnings per share	$ (0.09)	$ (3.25)	$ 1.10
Diluted (loss) earnings per share	$ (0.09)	$ (3.25)	$ 1.08
Weighted average shares used in computation of (loss) earnings per share			
Basic	18,918	19,290	19,208
Diluted	18,918	19,290	19,428

See accompanying notes to consolidated financial statements.

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net (loss) income	$ (1,713)	$ (62,610)	$ 21,034
Other comprehensive (loss) income, net of tax:			
Foreign currency translation	$ (5,589)	$ (1,045)	$ (2,596)
Net change in fair value of marketable debt securities	838	1,811	(3,734)
Other comprehensive (loss) income	(4,751)	766	(6,330)
Comprehensive (loss) income	**$ (6,464)**	**$ (61,844)**	**$ 14,704**

See accompanying notes to consolidated financial statements.

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Amount			
Balance at January 29, 2022	21,215	$ 180,824	$ (13,463)	$ 300,957	$ 468,318
Net income	—	—	—	21,034	21,034
Other comprehensive loss, net	—	—	(6,330)	—	(6,330)
Issuance and exercise of stock-based awards	188	603	—	—	603
Stock-based compensation expense	—	6,991	—	—	6,991
Repurchase of common stock	(1,914)	—	—	(83,288)	(83,288)
Balance at January 28, 2023	19,489	188,418	(19,793)	238,703	407,328
Net loss	—	—	—	(62,610)	(62,610)
Other comprehensive income, net	—	—	766	—	766
Issuance and exercise of stock-based awards	344	704	—	—	704
Stock-based compensation expense	—	7,022	—	—	7,022
Balance at February 3, 2024	19,833	196,144	(19,027)	176,093	353,210
Net loss	—	—	—	(1,713)	(1,713)
Other comprehensive loss, net	—	—	(4,751)	—	(4,751)
Issuance and exercise of stock-based awards	491	606	—	—	606
Stock-based compensation expense	—	6,831	—	—	6,831
Repurchase of common stock	(1,165)	—	—	(25,206)	(25,206)
Balance at February 1, 2025	19,159	$ 203,581	$ (23,778)	$ 149,174	$ 328,977

See accompanying notes to consolidated financial statements.

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cash flows from operating activities:			
Net (loss) income	$ (1,713)	$ (62,610)	$ 21,034
Adjustments to reconcile (loss) income to net cash used in operating activities:			
Depreciation, amortization and accretion	22,160	22,763	21,626
Noncash lease expense	64,415	68,164	67,394
Deferred taxes	(609)	(1,050)	2,485
Stock-based compensation expense	6,831	7,022	6,991
Impairment of goodwill and long-lived assets	1,473	43,904	2,081
Foreign currency transaction loss	2,145	25	804
Other	178	181	372
Changes in operating assets and liabilities:			
Receivables	1,533	6,859	(1,716)
Inventories	(21,687)	5,809	(5,279)
Prepaid expenses and other assets	1,558	(1,817)	(1,082)
Trade accounts payable	11,698	(907)	(15,484)
Accrued payroll and payroll taxes	3,768	2,170	(14,895)
Income taxes payable	4,705	2,090	(2,320)
Operating lease liabilities	(73,564)	(78,983)	(76,605)
Other liabilities	(2,190)	1,135	(5,785)
Net cash provided by (used in) operating activities	20,701	14,755	(379)
Cash flows from investing activities:			
Additions to fixed assets	(15,004)	(20,350)	(25,627)
Purchases of marketable securities and other investments	(2,980)	(38,348)	(1,914)
Sales and maturities of marketable securities and other investments	50,586	50,150	81,750
Net cash provided by (used in) investing activities	32,602	(8,548)	54,209
Cash flows from financing activities:			
Proceeds from revolving credit facilities	3,220	49,440	22,688
Payments on revolving credit facilities	(3,220)	(49,440)	(22,688)
Proceeds from issuance and exercise of stock-based awards	606	704	1,111
Payments for tax withholdings on equity awards	—	—	(508)
Common stock repurchased	(25,206)	—	(87,860)
Net cash (used in) provided by financing activities	(24,600)	704	(87,257)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1,458)	(1,080)	(2,172)
Net change in cash, cash equivalents, and restricted cash	27,245	5,831	(35,599)
Cash, cash equivalents, and restricted cash, beginning of period	94,284	88,453	124,052
Cash, cash equivalents, and restricted cash, end of period	$ 121,529	$ 94,284	$ 88,453
Supplemental disclosure on cash flow information:			
Cash paid during the period for income taxes	$ 2,490	$ 2,065	$ 11,309
Accrual for purchases of fixed assets	109	800	1,433

See accompanying notes to consolidated financial statements.

ZUMIEZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Basis of Presentation

Nature of Business—Zumiez Inc., including its wholly-owned subsidiaries, ("Zumiez", the "Company," "we," "us," "its" and "our") is a global leading specialty retailer of apparel, footwear, accessories and hardgoods for young men and women who want to express their individuality through the fashion, music, art and culture of action sports, streetwear and other unique lifestyles. We operate under the names Zumiez, Blue Tomato and Fast Times. We operate ecommerce websites at zumiez.com, zumiez.ca, blue-tomato.com and fasttimes.com.au.

Fiscal Year—We use a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. The fiscal year ended February 1, 2025 has 52-week period. The fiscal years ended February 3, 2024 has a 53-week period and January 29, 2022 has a 52-week period.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Zumiez Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

On April 1, 2022, we received 3.2 million Euro ($3.6 million) as a taxable subsidy from the German government related to our European business for costs incurred during fiscal 2020 and fiscal 2021 related to the COVID-19 pandemic. The subsidy was granted free of future obligations to repay and was accounted for using *IAS 20, Accounting for Government Grants and Disclosure of Government Assistance* by analogy. The amount was recorded as a reduction to expense in selling, general and administrative expenses on the consolidated statement of (loss) income in the first quarter of fiscal 2022.

Reclassification—Certain prior period amounts have been reclassified to be consistent with current year presentation within our consolidated statement of cash flows and Note 15, Income Taxes.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. Actual results could differ from these estimates and assumptions.

Fair Value of Financial Instruments—We disclose the estimated fair value of our financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Our financial instruments, other than those presented in Note 12, "Fair Value Measurements," include cash and cash equivalents, receivables, payables and other liabilities. The carrying amounts of cash and cash equivalents, receivables, payables and other liabilities approximate fair value because of the short-term nature of these instruments. Our policy is to present transfers into and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer.

Cash and Cash Equivalents—We consider all highly liquid investments with original maturity of three months or less when purchased to be cash equivalents.

Concentration of Risk—We maintain our cash and cash equivalents in accounts with major financial institutions in the form of demand deposits, money market accounts, and corporate debt securities. Deposits in these financial institutions may exceed the amount of federal deposit insurance provided on such deposits.

Restricted Cash— Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded as restricted cash in other current and other long-term assets on our consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows (in thousands):

	February 1, 2025	February 3, 2024	January 28, 2023
Cash and cash equivalents	$ 112,668	$ 88,875	$ 81,503
Restricted cash included in other current assets and other long-term assets	8,861	5,409	6,950
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 121,529	$ 94,284	$ 88,453

Restricted cash included in other current and other long-term assets represents amounts held as insurance collateral and collateral for bank guarantees on certain store operating leases.

Marketable Securities—Our marketable securities primarily consist of U.S treasury and government agency securities, corporate debt securities, state and local municipal securities and variable-rate demand notes. Variable-rate demand notes are considered highly liquid. Although the variable-rate demand notes have long-term nominal maturity dates, the interest rates generally reset weekly. Despite the long-term nature of the underlying securities of the variable-rate demand notes, we have the ability to quickly liquidate these securities, which have an embedded put option that allows the bondholder to sell the security at par plus accrued interest.

Investments are considered to be impaired when a decline in fair value is determined to be other-than-temporary. If the cost of an investment exceeds its fair value, we evaluate information about the underlying investment that is publicly available such as analyst reports, applicable industry data and other pertinent information and assess our intent and ability to hold the security. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not we will be required to sell the security before recovery. The investment would be written down to its fair value at the time the impairment is deemed to have occurred and a new cost basis is established. Future adverse changes in market conditions, poor operating results of underlying investments or other factors could result in losses that may not be reflected in an investment's current carrying value, possibly requiring an impairment charge in the future.

Inventories—Merchandise inventories are valued at the lower of cost or net realizable value. The cost of merchandise inventories is based upon an average cost methodology. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on their current rate of sale, the age of the inventory, the profitability of the inventory and other factors. The inventory related to this reserve is not marked up in subsequent periods. Inventory is at net realizable value which factors in a reserve for inventory whose selling price is below cost and an estimate for inventory shrinkage. Shrinkage refers to a reduction in inventory due to shoplifting, employee theft and other matters. We estimate an inventory shrinkage reserve for anticipated losses and a write down for our merchandise inventories at February 1, 2025 and February 3, 2024 in the amounts of $3.2 million and $2.8 million, respectively.

Fixed Assets—Fixed assets primarily consist of leasehold improvements, fixtures, land, buildings, computer equipment, software and store equipment. Fixed assets are stated at cost less accumulated depreciation utilizing the straight-line method over the assets' estimated useful lives. The useful lives of our major classes of fixed assets are as follows:

Leasehold improvements	Lesser of 10 years or the term of the lease
Fixtures	3 to 7 years
Buildings, land, and building and land improvements	15 to 39 years
Computer equipment, software, store equipment & other	3 to 5 years

The cost and related accumulated depreciation of assets sold or otherwise disposed of is removed from fixed assets and the related gain or loss is recorded in selling, general and administrative expenses on the consolidated statements of (loss) income.

Asset Retirement Obligations—An asset retirement obligation ("ARO") represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. Our AROs are associated with leasehold improvements that, at the end of a lease, we are contractually obligated to remove in order to comply with certain lease agreements. The ARO balance at February 1, 2025 and February 3, 2024 was $4.8 million and $4.8 million, respectively, and is recorded in other liabilities and other long-term liabilities on the consolidated balance sheets and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Valuation of Long-Lived Assets—We review the carrying value of long-lived assets or asset groups (generally defined as a store, corporate facility or distribution center) for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing the fair value of the assets or asset group to the carrying values. The estimation of future cash flows from operating activities requires significant judgments of factors that include forecasting future sales, gross profit and operating expenses. In addition to historical results, current trends and initiatives, long-term macro-economic and industry factors are qualitatively considered. Additionally, management seeks input from store operations related to local economic conditions. Impairment charges for operating lease right-of-use assets are included in cost of goods sold and impairment charges for fixed assets are included in selling, general and administrative expenses on the consolidated statements of (loss) income.

Goodwill—Goodwill represents the excess of purchase price over the fair value of acquired tangible and identifiable intangible net assets. We test goodwill for impairment on an annual basis or more frequently if indicators of impairment are present. We perform our annual impairment measurement test on the first day of the fourth quarter. Events that may trigger an early impairment review include significant changes in the current business climate, future expectations of economic conditions, declines in our operating results of our reporting units, or an expectation that the carrying amount may not be recoverable.

We have an option to test goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If we choose not to perform the qualitative test or we determine that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we compare the carrying value of the reporting unit to its estimated fair value, which is based on the perspective of a market-participant. If the carrying amount of the reporting unit's goodwill exceeds the estimated fair value, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying amount.

We generally determine the fair value of each of our reporting units based on a combination of the income approach and the market valuation approaches. Key assumptions in the income approach include estimating future cash flows, long-term growth rates and weighted average cost of capital. Our ability to realize the future cash flows used in our fair value calculations is affected by factors such as changes in economic conditions, operating performance and our business strategies. Key assumptions in the market approaches include identifying companies and transactions with comparable business factors, such as earnings growth, profitability, business and financial risk.

At February 1, 2025, there was no goodwill impairment recorded. At February 3, 2024, we recorded a full impairment of Blue Tomato goodwill amounting to $41.1 million. See Note 7 Goodwill and Intangible Assets for the details of the impairment.

Intangible Assets—Our intangible assets consist of trade names and trademarks with indefinite lives and certain definite-lived intangible assets. We test our indefinite-lived intangible assets for impairment on an annual basis, or more frequently if indicators of impairment are present. We test our indefinite-lived assets by estimating the fair value of the asset and comparing that to the carrying value, an impairment loss is recorded for the amount that carrying value exceeds the estimated fair value. The fair value of the trade names and trademarks is determined using the relief from royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The assumptions used in this method requires management judgment and estimates in forecasting future revenue growth, discount rates, and royalty rates.

Definite-lived intangible assets, which consist of developed technology, customer relationships and non-compete agreements, are amortized using the straight-line method over their estimated useful lives. Additionally, we test the definite-lived intangible assets when facts and circumstances indicate that the carrying values may not be recoverable. We first assess the recoverability of our definite-lived intangible assets by comparing the undiscounted cash flows of the definite-lived asset less its carrying value. If the undiscounted cash flows are less than the carrying value, we then determine the estimated fair value of our definite-lived asset by taking the estimated future operating cash flows derived from the operation to which the asset relates over its remaining useful life, using a discounted cash flow analysis and comparing it to the carrying value. Any impairment would be measured as the difference between the carrying amount and the estimated fair value. Changes in any of these estimates, projections and assumptions could have a material effect of the fair value of these assets in future measurement periods and result in an impairment which could materially affect our results of operations.

Leases – We determine at inception if a contract is or contains a lease. The lease classification is determined at the commencement date. The majority of our leases are operating leases for our retail store locations. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement. Upon modification of a contract, we reassess if a contract is or contains a lease. For contracts that contain both lease and non-lease components, such as common area maintenance, we allocate the consideration to the components based on the relative standalone price. At the commencement date of a lease, we recognize (1) a right-of-use asset representing our right to use the underlying asset during the lease term and (2) a lease liability for the present value of the lease payments not yet made.

The lease term includes the options to extend the lease, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. The majority of our store operating leases include ongoing co-tenancy requirements or early termination option that reduce lease payments, permit lease termination, or both, in the event that co-tenants cease to operate for specific periods or if stated sales levels are not met in specific periods. As the rate implicit in the lease is not readily determinable for our leases, we discount our lease payments using our incremental borrowing rate. Our incremental borrowing rate is based on information available at commencement date and represents the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The right-of-use asset is measured at the present value of fixed lease payments not yet made with adjustments for initial direct costs, lease prepayments and lease incentives received. The right-of-use asset is reduced over time by the recognition of straight-line expense less the accretion of the lease liability under the effective interest method. The lease liability is measured at the present value of fixed lease payments not yet made. We evaluate the carrying value of right-of-use assets for indicators of impairment and perform an analysis of the recoverability of the related asset group. If the carrying value of the asset group is determined to be in excess of the estimated fair value, we record an impairment loss in our consolidated statements of (loss) income. Additionally, we review the carrying value of the right-of-use assets for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable, require reassessment of the leases, and remeasurement if needed.

Our store operating leases may include fixed minimum lease payments, as contractually stated in the lease agreement or variable lease payments, which are generally based on a percentage of the store's net sales in excess of a specified threshold or are dependent on changes in an index. Operating lease expense relating to fixed lease payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. Operating lease expense is recorded in the cost of goods sold expenses on the consolidated statements of (loss) income.

Claims and Contingencies—We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency.

Revenue Recognition—Revenue is recognized upon purchase at our retail store locations. For our ecommerce sales, revenue is recognized when control passes to the customer upon shipment. Taxes collected from our customers are recorded on a net basis. We accrue for estimated sales returns by customers based on historical return experience. The allowance for sales returns at February 1, 2025 and February 3, 2024 was $3.2 million and $3.0 million, respectively. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. The current liability for gift cards was $3.6 million at February 1, 2025 and $4.3 million at February 3, 2024. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized in proportion of the patterns used by the customer based on our historical redemption patterns. For the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023, we recorded net sales related to gift card breakage income of $2.0 million, $1.8 million and $1.9 million, respectively.

Loyalty Program— We have a customer loyalty program, the Zumiez STASH, which allows members to earn points for purchases or performance of certain activities. The points can be redeemed for a broad range of rewards, including product and experiential rewards. Points earned for purchases are recorded as a current liability and a reduction of net sales based on the relative fair value of the points at the time the points are earned and estimated redemption rates. Revenue is recognized upon redemption of points for rewards. Points earned for the performance of activities are recorded as a current liability based on the estimated cost of the points and as marketing expense when redeemed. The deferred revenue related to our customer loyalty program at February 1, 2025 and February 3, 2024 was $1.1 million and $1.0 million, respectively.

Cost of Goods Sold—Cost of goods sold consists of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs. Our cost of goods sold also includes shrinkage, buying, occupancy, ecommerce fulfillment, distribution and warehousing costs (including associated depreciation) and freight costs for store merchandise transfers. Cash consideration received from vendors is reported as a reduction of cost of goods sold if the inventory has sold, a reduction of the carrying value of the inventory if the inventory is still on hand, or a reduction of selling, general and administrative expense if the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

Shipping Revenue and Costs—We include shipping revenue related to ecommerce sales in net sales and the related freight cost is charged to cost of goods sold.

Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, freight costs for merchandise shipments from the distribution centers to the stores, store supplies, depreciation on fixed assets at the home office and stores, facility expenses, training expenses, advertising and marketing costs. Credit card fees, insurance, public company expenses, legal expenses, amortization of intangibles assets and other miscellaneous operating costs are also included in selling, general and administrative expenses.

Advertising—We expense advertising costs as incurred, except for catalog costs, which are expensed once the catalog is mailed. Advertising expenses are net of sponsorships and vendor reimbursements. Advertising expense was $9.2 million, $11.5 million and $10.4 million for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively.

Stock-Based Compensation—We account for stock-based compensation by recording the estimated fair value of stock-based awards granted as compensation expense over the vesting period, net of estimated forfeitures. Stock-based compensation expense is attributed using the straight-line method. We estimate forfeitures of stock-based awards based on historical experience and expected future activity. The fair value of restricted stock awards and units is measured based on the closing price of our common stock on the date of grant. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model.

Common Stock Share Repurchases—We may repurchase shares of our common stock under authorizations made from time to time by our Board of Directors. Under applicable Washington State law, shares repurchased are retired and not presented separately as treasury stock on the consolidated financial statements. Instead, the value of repurchased shares is deducted from retained earnings.

Income Taxes—We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on the differences between the financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that we expect to be in effect when the differences are expected to reverse. We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, it is determined that it is more likely than not that all or some portion of the deferred tax benefit will not be realized.

We regularly evaluate the likelihood of realizing the benefit of income tax positions that we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances and information available. If we believe it is more likely than not that our position will be sustained, we recognize a benefit at the largest amount that we believe is cumulatively greater than 50% likely to be realized. Interest and penalties related to income tax matters are classified as a component of income tax expense. Unrecognized tax benefits of $1.9 million and $2.6 million are recorded in other long-term liabilities on the consolidated balance sheets at February 1, 2025 and February 3, 2024, respectively.

Our tax provision for interim periods is determined using an estimate of our annual effective rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the fiscal year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full fiscal year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual rate.

Earnings per Share—Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. The dilutive effect of stock options and restricted stock is applicable only in periods of net income. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options, employee stock purchase plan funds held to acquire stock and non-vested restricted stock. Potentially anti-dilutive securities not included in the calculation of diluted earnings per share are options to purchase common stock where the option exercise price is greater than the average market price of our common stock during the period reported.

Foreign Currency Translation—Our international subsidiaries operate with functional currencies other than the U.S. Dollar, including the Canadian Dollar, Australian Dollar, Euro, Norwegian Krone, Swedish Krona, and Swiss Franc. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars, the reporting currency, at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rate for the period and the translation adjustments are reported as an element of accumulated other comprehensive loss on the consolidated balance sheets.

Segment Reporting—We identify our operating segments according to how our business activities are managed and evaluated. Our operating segments have been aggregated and are reported as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers and economic characteristics.

Recent Accounting Standards—

In November 2024, the FASB issued Accounting Standards Update ("ASU") 2024-03, Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses, which requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity's expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the effect that the new ASU will have on its disclosures.

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. We adopted this ASU for the fiscal year ending February 1, 2025, which resulted in additional disclosures to Note 18, Segment Reporting.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Company plans to adopt ASU 2023-09 effective for fiscal 2025.

3. Revenue

The following table disaggregate net sales by geographic region (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
United States	$ 674,158	$ 654,153	$ 753,761
Canada	45,814	43,477	48,610
Europe	144,988	152,869	132,216
Australia	24,242	24,987	23,793
Net sales	$ 889,202	$ 875,486	$ 958,380

Net sales for the year ended February 1, 2025 included a $3.1 million increase due to the change in foreign exchange rates, which consisted of $1.7 million in Europe, $1.1 million in Canada, and $0.3 million in Australia. Net sales for the year ended February 3, 2024 included a $2.5 million increase due to the change in foreign exchange rates, which consisted of $4.7 million in Europe, which was offset by decrease of $1.2 million in Canada, and decrease of $1.0 million in Australia. Net sales for the year ended January 28, 2023 included a $17.7 million decrease due to the change in foreign exchange rates, which consisted of $13.7 million in Europe, $2.2 million in Canada, and $1.8 in Australia.

4. Cash, Cash Equivalents and Marketable Securities

The following tables summarize the estimated fair value of our cash, cash equivalents and marketable securities and the gross unrealized holding gains and losses (in thousands):

	February 1, 2025			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 43,907	$ —	$ —	$ 43,907
Money market funds	27,791	—	—	27,791
Treasury and agency securities	13,913	2	—	13,915
Corporate debt securities	27,055	—	—	27,055
Total cash and cash equivalents	112,666	2	—	112,668
Marketable securities:				
U.S. treasury and government agency securities	14,729	—	(2,642)	12,087
Corporate debt securities	6,499	—	(88)	6,411
Certificates of deposit	16,392	—	—	16,392
Total marketable securities	$ 37,620	$ —	$ (2,730)	$ 34,890

	February 3, 2024			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 38,188	$ —	$ —	$ 38,188
Money market funds	11,322	—	—	11,322
Corporate debt securities	39,374	—	(9)	39,365
Total cash and cash equivalents	88,884	—	(9)	88,875
Marketable securities:				
U.S. treasury and government agency securities	17,610	—	(2,834)	14,776
Corporate debt securities	41,218	1	(948)	40,271
Certificates of deposit	16,607	—	—	16,607
State and local government securities	6,525	—	(105)	6,420
Variable-rate demand notes	4,630	—	—	4,630
Total marketable securities	$ 86,590	$ 1	$ (3,887)	$ 82,704

All of our marketable securities have an effective maturity date or weighted average life of five years or less at the time of purchase and may be liquidated, at our discretion, prior to maturity.

The following tables summarize the gross unrealized holding losses and fair value for investments in an unrealized loss position, and the length of time that individual securities have been in a continuous loss position (in thousands):

| | February 1, 2025 | | | | | |
| | Less Than Twelve Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable securities:						
U.S. treasury and government agency securities	$ —	$ —	$ 12,088	$ (2,642)	$ 12,088	$ (2,642)
Corporate debt securities	—	—	5,410	(88)	5,410	(88)
Total marketable securities	$ —	$ —	$ 17,498	$ (2,730)	$ 17,498	$ (2,730)

| | February 3, 2024 | | | | | |
| | Less Than Twelve Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Cash and cash equivalents:						
Corporate debt securities	$ 29,093	$ (9)	$ —	$ —	$ 29,093	$ (9)
Total cash and cash equivalents	$ 29,093	$ (9)	$ —	$ —	$ 29,093	$ (9)
Marketable securities:						
U.S. treasury and government agency securities	$ —	$ —	$ 14,776	$ (2,834)	$ 14,776	$ (2,834)
Corporate debt securities	—	—	37,878	(948)	37,878	(948)
State and local government securities	—	—	6,420	(105)	6,420	(105)
Total marketable securities	$ —	$ —	$ 59,074	$ (3,887)	$ 59,074	$ (3,887)

We did not record a realized loss for other-than-temporary impairments during the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023.

5. Receivables

Receivables consisted of the following (in thousands):

	February 1, 2025	February 3, 2024
Credit cards receivable	$ 6,280	$ 6,530
Vendor receivable	3,296	4,302
Tax-related receivable	826	1,521
Tenant allowances receivable	464	223
Interest receivable	183	409
Other receivables	1,776	795
Receivables	$ 12,825	$ 13,780

6. Fixed Assets

Fixed assets consisted of the following (in thousands):

	February 1, 2025	February 3, 2024
Leasehold improvements	200,533	211,537
Fixtures	81,712	91,818
Buildings, land, and building and land improvements	29,602	29,602
Computer equipment, software, store equipment and other	70,748	68,152
Fixed assets, at cost	382,595	401,109
Less: Accumulated depreciation	(302,417)	(310,601)
Fixed assets, net	$ 80,178	$ 90,508

Depreciation expense on fixed assets is recognized on our consolidated income statement of (loss) income as follows (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cost of goods sold	$ 1,802	$ 1,687	$ 1,670
Selling, general and administrative expenses	20,538	20,958	19,649
Depreciation expense	$ 22,340	$ 22,645	$ 21,319

Impairment of Fixed Assets—We recorded $0.9 million, $1.6 million and $1.7 million of impairment of fixed assets in selling, general and administrative expenses on the consolidated statements of (loss) income for the years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively.

7. Goodwill and Intangible Assets

The following tables summarize the changes in the carrying amount of goodwill (in thousands):

Balance as of January 28, 2023	56,566
Impairment	(41,135)
Effects of foreign currency translation	(57)
Balance as of February 3, 2024	15,374
Impairment	-
Effects of foreign currency translation	(116)
Balance as of February 1, 2025	$ 15,258

The company performs annual impairment test over goodwill and intangible assets to determine if fair value exceeds carrying value. The fair value of the reporting unit was determined using a combination of an income-based approach (discounted cash flows) and a market-based approach (guideline transaction method and guideline public company method). The discounted cash flow method involved subjective estimates and assumptions such as projected revenue growth, operating profit, and the discount rate. The guideline transaction method involved actual transactions that have occurred in the company's industry or related industries to arrive at an indication of value. The guideline public company method involved calculations based on operating data from comparable publicly traded companies.

We recorded a full impairment of Blue Tomato goodwill amounting to $41.1 million for the fiscal year ended February 3, 2024. For our fiscal year 2023, sales at Blue Tomato continued a trend of year-over-year growth. The trend has been more closely tied to store growth than comparable sales trends needed to keep up with the cost of doing business. As such, we have experienced increasing operating losses with the prior fiscal year having the largest loss at Blue Tomato since acquisition. The macroeconomic climate conditions indicated economic instability. Factors include consumer trends, higher costs of doing business, lingering COVID-19 impacts, war in Ukraine, energy challenges and inflation/interest rate pressures. These pressures and the continued lack of scalability in the business lead the Board and Company management to prioritize positive cash flow and operating profit in the annual budget cycle and the resulting 5 and 10-year plans that reduced expected store count by 50% to align with lower levels of capital and attempt to focus on profitability rather than growth. This change in store growth directly impacted the future revenue expectations of the business and related present value valuation technique used in our annual impairment test. Furthermore, we have reduced growth rates going forward to more closely align with historical trends as well as factor in the impact of less maturing stores. There was no impairment of goodwill for the fiscal years ended February 1, 2025 and January 28, 2023.

The following table summarizes the gross carrying amount, accumulated amortization and the net carrying amount of intangible assets (in thousands):

	February 1, 2025			February 3, 2024		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible assets not subject to amortization:						
Trade names and trademarks	$ 13,577	$ —	$ 13,577	$ 14,200	$ —	$ 14,200
Intangible assets subject to amortization:						
Developed technology	3,113	(3,113)	—	3,252	(3,252)	—
Customer relationships	2,307	(2,307)	—	2,410	(2,410)	—
Non-compete agreements	189	(189)	—	197	(197)	—
Total intangible assets	$ 19,186	$ (5,609)	$ 13,577	$ 20,059	$ (5,859)	$ 14,200

There was no impairment of intangible assets for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023. All amounts in the tables above are denominated in a foreign currency and subject to foreign exchange fluctuation.

We recorded no amortization expense for intangible assets for the years ended February 1, 2025, February 3, 2024 and January 28, 2023. Amortization expense of intangible assets is recorded in selling, general and administrative expense on the consolidated statements of (loss) income.

8. Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	February 1, 2025	February 3, 2024
Accrued indirect taxes	$ 7,179	$ 7,366
Accrued payables	5,936	7,098
Unredeemed gift cards	3,669	4,280
Allowance for sales returns	3,200	2,984
Income taxes payable	5,852	1,675
Other current liabilities	1,096	1,372
Deferred revenue	1,222	1,111
Other current liabilities	$ 28,154	$ 25,886

9. Revolving Credit Facilities and Debt

On December 20, 2024, we entered into a credit agreement with PNC Bank, National Association (the "bank"). The Credit Agreement provides for a revolving credit facility of up to $25 million (the "credit facility") and is available for general corporate purpose. This Credit Facility also provides for the issuances of standby letters of credit in an amount not to exceed $17.5 million, commercial letters of credit in an amount not to exceed $10 million and borrowings in foreign currency with a borrowing sublimit not to exceed $15 million in equivalent U.S. dollars. The amount of borrowing available at any time under the Credit Facility is reduced by the amount of standby and commercial letters of credit outstanding at that time. This credit facility replaced our previously maintained agreement with Wells Fargo Bank, N.A. which we terminated on May 3, 2024.

The new Credit Facility is secured by cash and marketable securities that are in an account held and monitored by the Bank. The value of this collateral must always be greater than or equal to the new Credit Facility commitment amount of $25 million. Amounts borrowed under the new Credit Facility bear interest at the rate of SOFR plus 1.00% per annum. The Credit Agreement does not provide for any financial covenants but does include standard and customary covenants consistent with credit facilities of this nature. The new Credit Facility does not carry any ongoing or unused balance fees. The Credit Facility will mature on December 20, 2025.

There were no borrowings outstanding under the credit facilities at February 1, 2025 or February 3, 2024. We had no open commercial letters of credit outstanding under our secured revolving credit facilities at February 1, 2025 or February 3, 2024. We had $2.7 million and $3.5 million in issued, but undrawn, standby letters of credit at February 1, 2025 and February 3, 2024, respectively.

10. Leases

At February 1, 2025, we had operating leases for our retail stores, certain distribution and fulfillment facilities, vehicles and equipment. Our remaining lease terms vary from one month to eleven years, with varying renewal and termination options. At February 1, 2025 and February 3, 2024, the weighted-average of the remaining lease term was 4.8 years and 5.0 years, respectively, and the weighted-average operating lease discount rate was 4.6% and 3.4%, respectively.

The following table presents components of lease expense (in thousands):

| | Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Operating lease expense	$ 73,356	$ 76,434	$ 74,316
Variable lease expense	10,410	6,694	7,882
Total lease expense (1)	$ 83,766	$ 83,128	$ 82,198

(1) Total lease expense does not include common area maintenance charges and other non-lease components.

Supplemental cash flow information related to leases is as follows (in thousands):

	February 1, 2025	February 3, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ (73,564)	$ (78,983)
Right-of-use assets obtained in exchange for new operating lease liabilities	63,575	51,883

At February 1, 2025, the maturities of our operating leases liabilities are as follows (in thousands):

Fiscal 2025	$ 63,213
Fiscal 2026	49,287
Fiscal 2027	38,187
Fiscal 2028	23,888
Fiscal 2029	15,292
Thereafter	33,549
Total minimum lease payments	223,416
Less: interest	(23,595)
Present value of lease obligations	199,821
Less: current portion	(56,009)
Long-term lease obligations (2)	$ 143,812

(2) Amounts in the table do not include contingent rent, common area maintenance charges and other non-lease components.

At February 1, 2025, we have excluded from the table above $2.2 million of operating leases that were contractually executed, but have not yet commenced. These operating leases are expected to commence in fiscal 2025.

11. Commitments and Contingencies

Purchase Commitments—At February 1, 2025 and February 3, 2024, we had outstanding purchase orders to acquire merchandise from vendors of $173.0 million and $180.9 million, respectively. We have an option to cancel these commitments with no notice prior to shipment, except for certain private label, packaging supplies and international purchase orders in which we are obligated to repay contractual amounts upon cancellation.

Litigation—We are involved from time to time in claims, proceedings and litigation arising in the ordinary course of business. We have made accruals with respect to these matters, where appropriate, which are reflected in our consolidated financial statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. We may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if we believe settlement is in the best interest of our shareholders.

On October 14, 2022, former employee Seana Neihart filed a representative action under California's Private Attorneys General Act, California Labor Code section 2698 et seq ("PAGA"), against us. An answer to the complaint was filed on December 8, 2022. A first amended complaint was filed on February 8, 2023 adding Jessica King as a plaintiff. The lawsuit alleges a series of wage and hour violations under California's Labor Code. Zumiez has answered the complaint. We are in the process of investigating the claims and we intend to vigorously defend ourselves.

Insurance Reserves—We use a combination of third-party insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits. We maintain reserves for our self-insured losses, which are estimated based on actuarial based analysis of historical claims experience. The self-insurance reserve, which is recorded under Accrued payroll and payroll taxes in the consolidated balance sheets, was $1.5 million and $1.7 million for fiscal years ended February 1, 2025 and February 3, 2024, respectively.

12. Fair Value Measurements

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1—Quoted prices in active markets for identical assets or liabilities;

- Level 2—Quoted prices for similar assets or liabilities in active markets or inputs that are observable; and

- Level 3—Inputs that are unobservable.

The following tables summarize assets measured at fair value on a recurring basis (in thousands):

| | February 1, 2025 | | |
	Level 1	Level 2	Level 3
Cash equivalents:			
Money market funds	$ 27,791	$ —	$ —
U.S. treasury and government agency securities		13,915	
Corporate debt securities	—	27,055	—
Marketable securities:			
U.S. treasury and government agency securities	—	12,087	—
Corporate debt securities	—	6,411	—
Certificates of deposit	—	16,392	—
Long-term other assets:			
Money market funds	8,861	—	—
Total	$ 36,652	$ 75,860	$ —

| | February 3, 2024 | | |
	Level 1	Level 2	Level 3
Cash equivalents:			
Money market funds	$ 11,322	$ —	$ —
Corporate debt securities	—	39,365	—
Marketable securities:			
U.S. treasury and government agency securities	—	14,776	—
Corporate debt securities	—	40,271	—
Certificates of deposit	—	16,607	
State and local government securities	—	6,420	—
Variable-rate demand notes	—	4,630	
Long-term other assets:			
Money market funds	5,409	—	—
Total	$ 16,731	$ 122,069	$ —

The Level 2 marketable securities primarily include U.S treasury and government agency securities, corporate debt securities, state and local municipal securities, variable-rate demand notes, and certificates of deposit. Fair values are based on quoted market prices for similar assets or liabilities or determined using inputs that use readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. We review the pricing techniques and methodologies of the independent pricing service for Level 2 investments and believe that its policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. We monitor security-specific valuation trends and we make inquiries with the pricing service about material changes or the absence of expected changes to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Assets and liabilities recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as fixed assets, operating lease right-of-use-assets, goodwill, other intangible assets and other assets. These assets are measured at fair value if determined to be impaired. We recorded impairment charges for operating lease right-of-use assets of $0.6 million in cost of sales. We recorded impairment charges for fixed asset of $0.9 million in selling, general and administrative expenses on the consolidated statement of (loss) income for the year ended February 1, 2025. We recorded impairment charges for operating right-of-use assets of $1.3 million in costs of sales. We recorded impairment charges for fixed assets and goodwill of $1.6 million and $41.1 million, respectively, in selling, general and administrative expenses on the consolidated statement of (loss) income for the year ended February 3, 2024.

13. Stockholders' Equity

Share Repurchase— On June 5, 2024, Zumiez Inc. approved the repurchase of up to an aggregate of $25 million of its Common Stock (the "Repurchase Program"). As of February 1, 2025, we have used all of $25 million approved amount to repurchase common stock under the share repurchase program.

The following table summarizes common stock repurchase activity (in thousands, except per share amounts):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Number of shares repurchased	1,165	—	1,914
Average price per share of repurchased shares (with commission)	$ 21.47	$ —	$ 43.51
Total cost of shares repurchased	$ 25,000	$ —	$ 83,288

Accumulated Other Comprehensive Loss —The component of accumulated other comprehensive loss and the adjustments to other comprehensive (loss) income for amounts reclassified from accumulated other comprehensive loss into net (loss) income is as follows (in thousands):

	Foreign currency translation adjustments (4)	Net unrealized gains (losses) on marketable debt securities	Accumulated other comprehensive loss
Balance at January 29, 2022	$ (12,505)	$ (958)	$ (13,463)
Other comprehensive loss, net (3)	(2,596)	(3,734)	(6,330)
Balance at January 28, 2023	$ (15,101)	$ (4,692)	$ (19,793)
Other comprehensive (loss) income, net (2)	(1,045)	1,811	766
Balance at February 3, 2024	$ (16,146)	$ (2,881)	$ (19,027)
Other comprehensive (loss) income, net (1)	(5,589)	838	(4,751)
Balance at February 1, 2025	$ (21,735)	$ (2,043)	$ (23,778)

_____

(1)   Other comprehensive income before reclassifications was $0.8 million, net of taxes for net unrealized income on marketable debt securities for the fiscal year ended February 1, 2025. There were no unrealized losses, net of taxes reclassified from accumulated other comprehensive loss for the year ended February 1, 2025.

(2)   Other comprehensive income before reclassifications was $1.8 million, net of taxes for net unrealized income on marketable debt securities for the fiscal year ended February 3, 2024. There were no unrealized losses, net of taxes reclassified from accumulated other comprehensive income for the year ended February 3, 2024.

(3)   Other comprehensive loss before reclassifications was $3.8 million, net of taxes for net unrealized losses on marketable debt securities for the fiscal year ended January 28, 2023. There were $0.1 million net unrealized losses, net of taxes reclassified from accumulated other comprehensive loss for the year ended January 28, 2023.

(4)   Foreign currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in our international securities.

14. Equity Awards

General—We maintain several equity incentive plans under which we may grant incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights to employees (including officers), non-employee directors and consultants.

Stock-Based Compensation—Total stock-based compensation expense is recognized on our consolidated statements of (loss) income as follows (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cost of goods sold..	$ 1,494	$ 1,745	$ 1,464
Selling, general and administrative expenses.....	5,337	5,277	5,527
Total stock-based compensation expense	$ 6,831	$ 7,022	$ 6,991

At February 1, 2025, there was $9.4 million of total unrecognized compensation cost related to unvested stock options and restricted stock. This cost has a weighted-average recognition period of 1.1 years.

Restricted Equity Awards —The following table summarizes the activity of restricted stock awards and restricted stock units, collectively defined as "restricted equity awards" (in thousands, except grant date weighted-average fair value):

	Restricted Equity Awards	Grant Date Weighted-Average Fair Value	Intrinsic Value
Outstanding at January 29, 2022...	443	$ 28.31	
Granted..	178	$ 38.81	
Vested	(198)	$ 27.01	
Forfeited..	(26)	$ 33.41	
Outstanding at January 28, 2023...	397	$ 33.34	
Granted..	334	$ 20.06	
Vested	(202)	$ 29.37	
Forfeited..	(34)	$ 31.18	
Outstanding at February 3, 2024...	495	$ 26.14	
Granted..	502	$ 13.88	
Vested	(215)	$ 25.69	
Forfeited..	(54)	$ 19.88	
Outstanding at February 1, 2025...	728	$ 18.19	$ 11,624

The following table summarizes additional information related to restricted equity awards activity (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Vest date fair value of restricted stock vested...	$ 3,358	$ 3,795	$ 8,076

Stock Options—We had 0.4 million stock options outstanding at February 1, 2025, 0.3 million stock options outstanding at February 3, 2024 and 0.4 million stock options outstanding at January 28, 2023 with a grant date weighted average exercise price of $21.24, $26.51 and $29.30, respectively.

Employee Stock Purchase Plan—We offer an Employee Stock Purchase Plan ("ESPP") for eligible employees to purchase our common stock at a 15% discount of the lesser of fair market value of the stock on the first business day or the last business day of the offering period, subject to maximum contribution thresholds. The number of shares issued under our ESPP was less than 0.1 million for each of the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023.

15. Income Taxes

On December 20, 2021, the Organization for Economic Co-operation and Development ("OECD") has published a proposal to establish a new global minimum corporate tax rate of 15%, commonly referred to as Pillar

Two. While the U.S. has not yet adopted the Pillar Two framework into law, several countries in which we operate have enacted tax legislation based on the Pillar Two framework with certain components of the minimum tax rules effective beginning in fiscal year 2024 and further rules becoming effective beginning in fiscal year 2025. These rules are not expected to materially impact the Company's Consolidated Financial Statements, considering the Company does not have material operations in jurisdictions with tax rates lower than the Pillar Two minimum rate. We considered the applicable tax law changes on Pillar Two implementation in the relevant countries, and there is no material impact to our tax provision for the year ended February 1, 2025. We will continue to evaluate the impact of these tax law changes on future reporting periods.

The components of earnings (loss) before income taxes are (in thousands):

| | Fiscal Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
United States	$ 21,562	$ (4,269)	$ 40,632
Foreign	(17,485)	(57,609)	(8,165)
Total earnings (loss) before income taxes	$ 4,077	$ (61,878)	$ 32,467

The components of the provision for income taxes are (in thousands):

| | Fiscal Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Current:			
Federal	$ 4,833	$ (270)	$ 5,897
State and local	256	242	1,613
Foreign	1,277	1,810	1,508
Total current	6,366	1,782	9,018
Deferred:			
Federal	(50)	(1,485)	1,663
State and local	(246)	(413)	340
Foreign	(280)	848	412
Total deferred	(576)	(1,050)	2,415
Provision for income taxes	$ 5,790	$ 732	$ 11,433

The reconciliation of the income tax provision at the U.S. federal statutory rate to our effective income tax rate is as follows:

| | Fiscal Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
U.S. federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal effect	13.3	0.3	5.5
Change in valuation allowance	124.5	(19.8)	9.3
Foreign earnings, net	(5.4)	2.9	3.6
Stock-based compensation	12.2	(0.8)	(2.3)
Tax credits	(9.5)	1.0	(1.3)
Uncertain Tax Positions	(9.9)	(0.2)	0.2
Goodwill impairment	-	(4.3)	-
Foreign tax audit	-	(1.2)	-
Permanent Taxable Differences	6.0	(0.3)	0.2
Adjustments to Prior Year Taxes	(10.3)	0.3	(0.9)
Effective tax rate	142.0%	-1.2%	35.2%

The components of deferred income taxes are (in thousands):

	February 1, 2025	February 3, 2024
Deferred tax assets:		
Operating lease liability	$ 50,075	$ 55,940
Net operating losses	30,256	25,827
Employee benefits, including stock-based compensation	2,783	3,201
Deferred losses	1,531	1,631
Other	1,195	1,875
Accrued liabilities	448	353
Inventories	386	—
Fixed Assets	1,107	—
Total deferred tax assets	87,781	88,827
Deferred tax liabilities:		
Operating lease right-of-use-assets	(44,436)	(48,049)
Goodwill and intangible assets	(4,807)	(4,323)
Prepaid expenses	(473)	(1,101)
Other	(603)	(925)
Property and equipment	—	(846)
Total deferred tax liabilities	(50,319)	(55,244)
Net valuation allowances	(28,778)	(24,960)
Net deferred tax assets	$ 8,684	$ 8,623

At February 1, 2025 and February 3, 2024, we had foreign net operating loss carryovers that could be utilized to reduce future years' tax liabilities of $130.8 million and $111.2 million, respectively. The tax-effected foreign net operating loss carryovers were $30.0 million and $25.6 million at February 1, 2025 and February 3, 2024, respectively. The net operating loss carryovers have an indefinite carryforward period and currently will not expire.

At February 1, 2025 and February 3, 2024, we had state net operating loss carryovers that could be utilized to reduce future year's tax liabilities of $21.4 million and $16.8, respectively, which, if unused will expire in years 2033 through 2043. The tax-effected state net operating loss carryovers were $0.3 million and $0.3 at February 1, 2025 and February 3, 2024, respectively.

At February 1, 2025 and February 3, 2024, we had tax credit carryovers that could be utilized to reduce future year's tax liabilities of $0.3 million and $0.7 million, respectively, which if unused will expire in years 2028 through 2034.

At February 1, 2025 and February 3, 2024, we had capital loss and charitable deduction limitation carryovers that could be utilized to reduce future year's tax liabilities of $0.4 million and $0.7 million, which if unused will expire in years 2026-2029.

At February 1, 2025 and February 3, 2024, we had valuation allowances on our deferred tax assets of $28.8 million and $25.0 million, respectively, primarily due to the uncertainty of the realization of certain deferred tax assets related to foreign net operating loss carryovers.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Beginning unrecognized tax benefits	$ 2,586	$ 2,522	$ 1,743
Increase related to prior year tax positions	—	17	818
Decrease in tax positions of prior periods	(316)	—	—
Increase related to current year tax positions	229	721	446
Decrease related to lapsing of statute of limitations	(569)	(674)	(485)
Ending unrecognized tax benefits	$ 1,930	$ 2,586	$ 2,522

At February 1, 2025 we had $1.9 million of gross unrecognized tax benefits of which $1.2 million, if recognized, would affect our effective tax rate. We recognized a benefit of $0.07 million, an expense of $0.01 million, an expense of $0.1 million of interest and penalties in income tax expense, prior to the benefit of the federal tax deduction, for fiscal 2024, 2023 and 2022, respectively. As of February 1, 2025 and February 3, 2024, we had accrued interest and penalties of $0.2 million and $0.3 million, respectively, within our consolidated balance sheets.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our U.S. federal income tax returns are no longer subject to examination for years before fiscal 2021, and we are no longer subject to U.S. state and local examinations for years before fiscal 2020 We are no longer subject to examination for all foreign income tax returns before fiscal 2018

16. (Loss) Earnings per Share, Basic and Diluted

The following table sets forth the computation of basic and diluted (loss) earnings per share (in thousands, except per share amounts):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net (loss) income	$ (1,713)	$ (62,610)	$ 21,034
Weighted average common shares for basic (loss) earnings per share	18,918	19,290	19,208
Dilutive effect of stock options and restricted stock	—	—	220
Weighted average common shares for diluted (loss) earnings per share	18,918	19,290	19,428
Basic (loss) earnings per share	$ (0.09)	$ (3.25)	$ 1.10
Diluted (loss) earnings per share	$ (0.09)	$ (3.25)	$ 1.08

Total anti-dilutive common stock options not included in the calculation of diluted earnings per share were 0.5 million for the fiscal years ended February 1, 2025 and February 3, 2024,and 0.1 million and for the fiscal years ended January 28, 2023.

17. Related Party Transactions

The Zumiez Foundation is a charitable based nonprofit organization focused on meeting various needs of the under-privileged. Our Chairman of the Board is also the President of the Zumiez Foundation. We committed charitable contributions to the Zumiez Foundation of less than $0.1 million, $0.1 million and $0.9 million for the fiscal years ended February 1, 2025, February 3, 2024, and January 28, 2023, respectively. There were no accruals for charitable contributions payable to the Zumiez Foundation as of February 1, 2025 and February 3, 2024. Accrued charitable contributions payable to the Zumiez Foundation amounted to $0.5 million as of January 28, 2023.

18. Segment Reporting

We identify our operating segments according to how our business activities are managed and evaluated. As of February 1, 2025, our operating segments included our United States operations, Canadian operations, European operations, and Australian operations. Our operating segments have been aggregated and are reported as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers and economic characteristics. We continually monitor and review our segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact our reportable segments.

We identified our CEO as our CODM as the CEO allocates resources and evaluates the performance of our operating segments based on our key performance indicators as outlined in Part II Item 7 of this Form 10-K.

The CODM uses these measures to monitor trends in year over year performance comparisons, sequential quarter performance comparisons, compare actual results to forecasts and to make investment decisions.

The following table is a summary of significant segment expenses and results of operations:

| | Fiscal Years Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Net sales	$ 889,202	$ 875,486	$ 958,380
Product COGS (1)	385,703	385,796	412,627
Other COGS (2)	200,459	208,800	221,075
Gross profit	**303,040**	**280,890**	**324,678**
Store SG&A (3)	222,326	223,863	216,893
Corporate SG&A (4)	78,764	121,816	76,685
Operating profit (loss)	$ **1,950**	$ **(64,789)**	$ **31,100**

---

(1) Product COGS consists of branded merchandise costs and our private label merchandise costs including design, sourcing, importing, and inbound freight costs.

(2) Other COGS consists of buying, occupancy, ecommerce fulfillment, distribution and warehousing costs (including associated depreciation) freight costs for store merchandise transfers, inventory shrinkage and impairment of operating lease right-of-use-assets.

(3) Store SG&A consists of store personnel wages and benefits, freight costs for merchandise shipments from the distribution centers to the stores, store supplies, store depreciation, the cost of our website and supporting teams, and other costs allocated to the operations of our stores.

(4) Corporate SG&A consists of administrative staff wages and benefits, information technology expenses, depreciation on fixed assets at the home office, facility expenses, impairment costs, training expenses, advertising and marketing costs.

The following table is a summary of product categories as a percentage of merchandise sales:

| | Fiscal Year Ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Men's Apparel	48%	47%	43%
Hardgoods	10%	12%	13%
Accessories	16%	17%	18%
Footwear	14%	14%	15%
Women's Apparel	12%	10%	11%
Total	100%	100%	100%

The following tables present summarized geographical information (in thousands):

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net sales (1):			
United States	$ 674,158	$ 654,153	$ 753,761
Foreign	215,044	221,333	204,619
Total net sales	$ 889,202	$ 875,486	$ 958,380

	February 1, 2025	February 3, 2024
Long-lived assets (2):		
United States	$ 157,296	$ 167,204
Foreign	106,117	120,079
Total long-lived assets	$ 263,413	$ 287,283

(1) Net sales are allocated based on the location in which the sale was originated. Store sales are allocated based on the location of the store and ecommerce sales are allocated to the U.S. for sales on zumiez.com and to foreign for sales on zumiez.ca, blue-tomato.com and fasttimes.com.au.

(2) Long-lived assets include fixed assets, net and operating lease right-of-use assets.

19. Subsequent Event

On March 12, 2025, Zumiez Inc. approved the repurchase of up to an aggregate of $25 million of its Common Stock (the "Repurchase Program"). The repurchases will be made from time to time on the open market at prevailing market prices. The Repurchase Program is expected to continue through March 31, 2026, unless the time period is extended or shortened by the Board of Directors.

3.1   Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

3.2   Bylaws, as amended and restated May 21, 2014 and Amendment No.1, dated as of May 21, 2015, to Bylaws of Zumiez Inc. (as previously Amended and Restated as of May 21, 2014 [Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 23, 2014 and Exhibit to the Company's Form 8-K filed on May 22, 2015]

4.1   Form of Common Stock Certificate of Zumiez Inc. [Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.15   Zumiez Inc. 2005 Equity Incentive Plan, as amended and restated effective May 27, 2009. [Incorporated by reference from Exhibit 10.15 to the Form 8-K filed by the Company on June 1, 2009]

10.20   Zumiez Inc. 2014 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.21   Form of Restricted Stock Award Agreement and Terms and Conditions. [Incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.22   Form of Stock Option Award Agreement and Terms and Conditions. [Incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.23   Zumiez Inc. 2014 Employee Stock Purchase Plan. [Incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.24   Form of Indemnification Agreement. [Incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.28   Credit Agreement dated as of December 7, 2018 by and among Zumiez Inc., Zumiez Services Inc. and Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.28 to the Form 8-K filed by the Company on December 7, 2018]

10.29   First Amendment to Credit Agreement dated as of October 14, 2021 by and among Zumiez Inc., Zumiez Services Inc. And Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.29 to the Company's Current Report on Form 8-K filed on October 18, 2021]

10.30   Zumiez Inc. 2023 Equity Incentive Plan [Incorporated by reference to Exhibit 10.30 to the Company's Current Report on Form 8-K filed by the Company on June 2, 2023]

10.31   Form of Restricted Stock Award Agreement and Terms and Conditions [Incorporated by reference to Exhibit 10.31 to the Company's Current Report on Form 8-K filed on June 2, 2023]

10.32   Form of Restricted Stock Unit Award Agreement and Terms and Conditions [Incorporated by reference to Exhibit 10.32 to the Company's Current Report on Form 8-K filed on June 2, 2023]

10.33   Form of Stock Option Award Agreement and Terms and Conditions [Incorporated by reference to Exhibit 10.33 to the Company's Current Report on Form 8-K filed on June 2, 2023]

10.34   Zumiez Inc. 2023 Employee Stock Purchase Plan [Incorporated by reference to Exhibit 10.34 to the Company's Current Report on Form 8-K filed by the Company on June 2, 2023]

10.35   Second Amendment to Credit Agreement dated effective as of July 27, 2023 by and among Zumiez Inc., Zumiez Services Inc. and Wells Fargo Bank, National Association.

10.36   Third Amendment to Credit Agreement dated effective as of November 30, 2023 by and among Zumiez Inc., Zumiez Services Inc. and Wells Fargo Bank, National Association.

10.37 Credit Agreement dated as of December 20, 2024 by and among Zumiez Inc., Zumiez Services Inc. and PNC Bank, National Association. [Incorporated by reference to Exhibit 10.37 to the Form 8-K filed by the Company on December 24, 2024]

19.1   Insider Trading Policy

21.1   Subsidiaries of the Company.

23.1   Consent of Moss Adams LLP, Independent Registered Public Accounting Firm.

31.1   Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of the Principal Financial Officer (Principal Accounting Officer) pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certifications of the Principal Executive Officer and Principal Financial Officer (Principal Accounting Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

97.1   Policy for Recovery of Erroneously Awarded Compensation

101   The following materials from Zumiez Inc.'s Annual Report on Form 10-K for the annual period ended February 1, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language):

       (i) Consolidated Balance Sheets at February 1, 2025 and February 3, 2024; (ii) Consolidated statements of (loss) income for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023; (iii) Consolidated statement of comprehensive (loss) income for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023; (iv) Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023; (v) Consolidated Statements of Cash Flows for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023; and (vi) Notes to Consolidated Financial Statements.

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

Copies of Exhibits may be obtained upon request directed to the attention of our Chief Legal Officer and Secretary, 4001 204th Street SW, Lynnwood, Washington 98036, and are available at the SEC's website found at www.sec.gov.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUMIEZ INC.

/s/ RICHARD M. BROOKS	March 13, 2025
Signature	Date

By: Richard M. Brooks
       Chief Executive Officer and Director
       (Principal Executive Officer)

/s/ CHRISTOPHER C. WORK	March 13, 2025
Signature	Date

By: Christopher C. Work,
       Chief Financial Officer (Principal Financial Officer
       and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS D. CAMPION	March 13, 2025	/s/ STEVEN P. LOUDEN	March 13, 2025
Signature	Date	Signature	Date
Thomas D. Campion, Chairman		Steven P. Louden, Director	

/s/ JAMES P. MURPHY	March 13, 2025	/s/TRAVIS D. SMITH	March 13, 2025
Signature	Date	Signature	Date
James P. Murphy, Director		Travis D. Smith, Director	

/s/ CARMEN R. BAUZA	March 13, 2025	/s/ SCOTT A. BAILEY	March 13, 2025
Signature	Date	Signature	Date
Carmen R. Bauza, Director		Scott A. Bailey, Director	

/s/ LILIANA GIL VALLETTA	March 13, 2025	/s/ GUY M. HARKLESS	March 13, 2025
Signature	Date	Signature	Date
Liliana Gil Valletta, Director		Guy M. Harkless, Director	